SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2009

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center

Tower B, 10th Floor

Amsterdam Airport

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                 No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

CNH GLOBAL N.V.

Form 6-K for the month of August 2009

Exhibit 1:	Indenture, dated August 17, 2009, between Case New Holland Inc., as issuer, the Guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as trustee, regarding 7 3/4% Senior Notes due 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Michael P. Going
Michael P. Going
Senior Vice President, General Counsel and Secretary

August 25, 2009

EXECUTION VERSION

CASE NEW HOLLAND INC.

as Issuer

The GUARANTORS named herein

and

THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A.

as Trustee

INDENTURE

Dated as of August 17, 2009

7 3/4% Senior Notes due 2013, Series A

7 3/4% Senior Notes due 2013, Series B

CROSS-REFERENCE TABLE

TIA Section	Indenture Section
310(a)(1)	7.10
(a)(2)	7.10
(a)(3)	N.A.
(a)(4)	N.A.
(b)	7.08; 7.10; 11.02
(b)(1)	7.10
(b)(9)	7.10
(c)	N.A.
311(a)	7.11
(b)	7.11
(c)	N.A.
312(a)	2.05
(b)	11.03
(c)	11.03
313(a)	7.06
(b)(1)	7.06
(b)(2)	7.06
(c)	7.06; 11.02
(d)	7.06
314(a)	4.02; 4.11; 11.02
(b)	N.A.
(c)(1)	11.04; 11.05
(c)(2)	11.04; 11.05
(c)(3)	N.A.
(d)	N.A.
(e)	11.05
(f)	N.A.
315(a)	7.01; 7.02
(b)	7.05; 11.02
(c)	7.01
(d)	6.05; 7.01; 7.02
(e)	6.11
316(a) (last sentence)	2.09
(a)(1)(A)	6.05
(a)(1)(B)	6.04
(a)(2)	8.02
(b)	6.07
(c)	8.04
317(a)(1)	6.08
(a)(2)	6.09
(b)	2.04
(c)	8.04
318(a)	11.01

N.A. means Not Applicable

NOTE: This Cross-Reference Table shall not, for any purpose, be deemed to be a part of this Indenture.

-i-

-ii-

-iii-

-iv-

INDENTURE, dated as of August 17, 2009, among Case New Holland Inc., a Delaware corporation (“Case New Holland”), each of the GUARANTORS (as defined herein) and The Bank of New York Mellon Trust Company, N.A., a national banking association, as Trustee (the “Trustee”).

Case New Holland has duly authorized the creation of an issue of Series A 7 3/4% Senior Notes due 2013 (the “Initial Notes”) and Series B 7 3/4% Senior Notes due 2013 (the “Exchange Notes”) and, to provide therefor, Case New Holland and each Guarantor has duly authorized the execution and delivery of this Indenture. All things necessary to make the Notes, when duly issued and executed by Case New Holland, and authenticated and delivered hereunder, and the Guarantees, when duly issued and executed by the Guarantors, the valid obligations of Case New Holland and the Guarantors, and to make this Indenture a valid and binding agreement of Case New Holland and the Guarantors, have been done.

Each party agrees as follows for the benefit of the other parties and for the equal and ratable benefit of the Holders:

ARTICLE 1

DEFINITIONS AND INCORPORATION BY REFERENCE

Section 1.01. Definitions.

“Affiliate” means, with respect to any specified Person, any other Person who directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative of the foregoing.

“Agent” means any Registrar, Paying Agent, co-Registrar, Authenticating Agent or agent for services of notices and demands.

“Applicable Treasury Rate” for any Redemption Date, means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15(519) that has become publicly available at least two Business Days prior to the Make-Whole Redemption Date of such Note (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the Make-Whole Redemption Date to September 1, 2013; provided, however, that if the period from the Make-Whole Redemption Date to September 1, 2013 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Applicable Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given except that if the period from the Make-Whole Redemption Date to September 1, 2013 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

“Attributable Debt” means as to any particular lease under which either CNH Global or any Restricted Subsidiary is at the time liable as lessee for a term of more than 12 months and at any date as of which the amount thereof is to be determined, the total net obligations of the lessee for rental payments during the remaining term of the lease (excluding any period for which such lease has been extended or may, at the option of the lessor, be extended) discounted from the respective due dates thereof to such determination date at a rate per annum equivalent to the greater of (a) the weighted-average Yield to Maturity of the Notes and (b) the interest rate inherent in such lease (as determined in good faith by CNH Global), both to be compounded semi-annually. The net total obligations of the lessee for rental payments under any such lease for any such period shall be the aggregate amount of the rent payable by the lessee with respect to such period after excluding amounts required to be paid on account of maintenance and repairs, services, insurance, taxes, assessments, water rates and similar charges and contingent rents (such as those based on sales or monetary inflation). If any lease is terminable by the lessee upon the payment of a penalty and under the terms of the lease the termination right is not exercisable until after the determination date and the amount of such penalty discounted to the determination date as provided above is less than the net amount of rentals payable after the time as of which such termination could occur (the “termination time”) discounted to the determination date as provided above, then such discounted penalty amount shall be used instead of such discounted amount of net rentals payable after the termination time in calculating the Attributable Debt for such lease. If any lease is terminable by the lessee upon the payment of a penalty and such termination right is exercisable on the determination date and the amount of the net rentals payable under such lease after the determination date discounted to the determination date as provided above is greater than the amount of such penalty, the “Attributable Debt” for such lease as of such determination date shall be equal to the amount of such penalty.

“Board of Directors” means, as to any Person, the board of directors of such Person (or similar managing body, if such Person is not a corporation) or any duly authorized committee thereof.

“Board Resolution” means, with respect to any Person, a copy of a resolution certified by the Secretary or an Assistant Secretary of such Person to have been duly adopted by the Board of Directors of such Person and to be in full force and effect on the date of such certification, and delivered to the Trustee.

“Broker-Dealer” means any broker or dealer registered as such under the Exchange Act.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banking institutions in New York City are authorized or required by law to close.

“Capital Stock” means

(1) with respect to any Person that is a corporation, any and all shares, interests, participations or other equivalents (however designated and whether or not voting) of corporate stock, including each class of Common Stock and Preferred Stock of such Person and

(2) with respect to any Person that is not a corporation, any and all partnership or other equity interests of such Person.

“Capital Lease Obligations” of either CNH Global or any Restricted Subsidiary means the obligations of such Person under a lease that are required to be classified and accounted for as capital lease obligations under GAAP and, for purposes of this definition, the amount of such obligations at any date shall be the capitalized amount of such obligations at such date determined in accordance with generally accepted accounting principles.

“Case New Holland” means the party named as such in the first paragraph of this Indenture until a successor replaces such party pursuant to Article 5 of this Indenture and thereafter means the successor.

“Certificated Notes” means one or more certificated Notes in definitive registered form and issued in accordance with Section 2.15 of this Indenture, substantially in the form of Exhibit A or Exhibit B hereto, as applicable, except that such Note shall not bear the Global Note Legend.

“Change of Control” means the occurrence of one or more of the following events:

(1) any Person or group of related Persons for purposes of Section 13(d) of the Exchange Act (a “Group”), other than one or more Permitted Holders, becomes the beneficial owner (as defined under Rule 13d-3 or any successor rule or regulation promulgated under the Exchange Act, except that a Person will be deemed to have “beneficial ownership” of all securities that such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time) of more than 35% of the total voting power of CNH Global’s Capital Stock and the Permitted Holders beneficially own (as so defined), in the aggregate, a lesser percentage of the total voting power of CNH Global’s Capital Stock than such other Person or Group and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the Board of Directors of CNH Global;

(2) there is consummated any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of CNH Global and its Subsidiaries taken as a whole to any Person or Group, together with any Affiliates thereof (whether or not otherwise in compliance with the provisions of this Indenture), other than any transfer to (x) CNH Global or one or more Subsidiaries of CNH Global or (y) any Person of which more than 50% of the voting power of such Person’s Capital Stock is owned by one or more Permitted Holders;

(3) there is consummated any consolidation or merger of CNH Global in which CNH Global is not the continuing or surviving Person or pursuant to which the Common Stock of CNH Global would be converted into cash, securities or other property, other than a merger or consolidation of CNH Global (x) in which the holders of the Capital Stock of CNH Global outstanding immediately prior to the consolidation or merger hold, directly or indirectly, at least a majority of the Capital Stock of the surviving corporation immediately after such consolidation or merger or (y) with any Person of which more than 50% of the voting power of such Person’s Capital Stock is owned directly or indirectly by one or more Permitted Holders;

(4) the approval by the holders of Capital Stock of CNH Global of any plan or proposal for the liquidation or dissolution of CNH Global or Case New Holland (whether or not otherwise in compliance with the provisions of this Indenture);

(5) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors of CNH Global (together with any new directors whose election by such Board of Directors or whose nomination for election by the stockholders of CNH Global was approved either (x) pursuant to a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved or (y) by the Permitted Holders) cease for any reason to constitute a majority of the Board of Directors of CNH Global then in office; or

(6) the first day on which CNH Global fails to own, either directly or indirectly, through one or more Subsidiaries, more than 50% of the total voting power of Case New Holland’s Capital Stock.

“Change of Control Triggering Event” means both (i) a Change of Control shall have occurred and (ii) either (x) the Notes shall not have Investment Grade Status at the time of the occurrence of such Change of Control and shall not have obtained Investment Grade Status within 30 days after public notice of the occurrence of such Change of Control or (y) the Notes shall have Investment Grade Status at the time of the occurrence of such Change of Control but a Rating Decline shall have occurred and, after giving effect to such Rating Decline, the Notes shall cease to have Investment Grade Status.

“CNH Global” means CNH Global N.V., a corporation organized under the laws of the Kingdom of The Netherlands, until a successor replaces CNH Global pursuant to Article 5 of this Indenture and thereafter means the successor.

“Commission” means the Securities and Exchange Commission, as from time to time constituted, or if at any time after the execution of this Indenture such Commission is not existing and performing the applicable duties now assigned to it, then the body or bodies performing such duties at such time.

“Common Stock” of any Person means any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or non-voting) of such Person’s common stock, whether outstanding on the Issue Date or issued after the Issue Date, and includes, without limitation, all series and classes of such common stock.

“Consolidated Industrial Tangible Assets” means, at any date, the total assets appearing on the most recent industrial consolidated balance sheet of CNH Global and its Restricted Subsidiaries (other than Credit Subsidiaries) as at the end of the fiscal quarter of CNH Global ending not more than 135 days prior to such date, prepared in accordance with generally accepted accounting principles, less (a) Intangible Assets and (b) investments in and advances to Unrestricted Subsidiaries that are consolidated on the consolidated balance sheet of CNH Global and its Subsidiaries.

“Consolidated Net Tangible Assets” means, at any date, the total assets appearing on the most recent consolidated balance sheet of CNH Global and its Restricted Subsidiaries as at the end of the fiscal quarter of CNH Global ending not more than 135 days prior to such date, prepared in accordance with generally accepted accounting principles, less (a) all current liabilities (due within one year) as shown on such balance sheet, (b) applicable reserves, (c) investments in and advances to Unrestricted Subsidiaries that are consolidated on the consolidated balance sheet of CNH Global and its Subsidiaries, and (d) Intangible Assets and liabilities relating thereto.

“Corporate Trust Office” means the office of the Trustee at which at any particular time its corporate trust business shall be principally administered, which office at the date of execution of this Indenture is located at The Bank of New York Mellon Trust Company, N.A., 2 North LaSalle Street, Suite 1020, Chicago, IL 60602, Attention: Global Corporate Trust, and for purposes of Section 2.03 and Section 4.13 such office shall also mean the office or agency of the Trustee located at 101 Barclay Street, New York, NY 10286, Attention: Bond Operations-7E.

“Credit Subsidiary” means CNH Capital America LLC and its Subsidiaries and any other Subsidiary (which shall include, without limitation, any Securitization Subsidiary) the principal business of which consists of financing or assisting in financing (i) CNH Global’s dealers or distributors or (ii) the acquisition or disposition of products, directly or indirectly, by dealers, distributors or retail customers.

“Default” means an event or condition the occurrence of which is, or with the lapse of time or the giving of notice or both would be, an Event of Default.

“Depository” means, with respect to the Notes issued in the form of one or more Global Notes, The Depository Trust Company or another Person designated as Depository by Case New Holland, which Person must be a clearing agency registered under the Exchange Act.

“Equipment Business” means the manufacture, marketing and distribution of agricultural and construction equipment.

“Equipment Subsidiary” means any Subsidiary of CNH Global that is engaged in the Equipment Business.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, or any successor statute or statutes thereto, and the rules and regulations of the Commission promulgated thereunder.

“Exchange Notes” has the meaning provided in the preamble of this Indenture.

“Fiat” has the meaning set forth in the definition of “Permitted Holders” in this Indenture.

“Financial Services Business” means the offer and sale of financial services products, including without limitation (i) retail financing for the purchase or lease of equipment manufactured by CNH Global, Equipment Subsidiaries or any other manufacturer whose products are from time to time sold through CNH Global’s dealer network, (ii) other retail and wholesale financing programs reasonably related thereto and (iii) insurance and credit card products and services reasonably related thereto, together with the underwriting, marketing, servicing and other related support activities incidental to the offer and sale of such financial services products.

“Financial Services Subsidiary” means any Subsidiary of CNH Global that is engaged in the Financial Services Business.

“Foreign Subsidiary” means a Subsidiary that is formed or otherwise incorporated in a jurisdiction other than the United States or a State thereof or the District of Columbia.

“Funded Debt” means (i) any Indebtedness of CNH Global or a Restricted Subsidiary maturing more than 12 months after the time of computation thereof, (ii) guarantees of Funded Debt or of dividends of others (except guarantees in connection with the sale or discount of accounts receivable, trade acceptances and other paper arising in the ordinary course of business), (iii) in the case of any Restricted Subsidiary all Preferred Stock of such Restricted Subsidiary, and (iv) all Capital Lease Obligations.

“Guarantee” means the guarantee by each Guarantor of the obligations of Case New Holland with respect to the Notes.

“Guarantor” means (1) CNH Global, (2) each Subsidiary of CNH Global that executes a Guarantee on the Issue Date and (3) each other Subsidiary that in the future executes a Guarantee pursuant to Section 4.06 hereof or otherwise; provided that any Person constituting a Guarantor as described above shall cease to constitute a Guarantor at such time when its Guarantee is deemed released and of no further force and effect in accordance with the terms of this Indenture.

“Holder” means any registered holder, from time to time, of any Notes.

“Indebtedness” means, at any date, without duplication, (i) all obligations for borrowed money of CNH Global or a Restricted Subsidiary of CNH Global or any other indebtedness of CNH Global or a Restricted Subsidiary of CNH Global evidenced by bonds, debentures, notes or other similar instruments, and (ii) Funded Debt, except in the case of clauses (i) and (ii) such obligations and other indebtedness of CNH Global or a Restricted Subsidiary of CNH Global, and any Funded Debt incurred as a part of a Securitization Transaction.

“Indenture” means this Indenture as amended, restated or supplemented from time to time.

“Initial Notes” has the meaning provided in the preamble to this Indenture.

“Initial Purchaser” means Credit Suisse Securities (USA) LLC.

“Institutional Accredited Investor” means an institution that is an “accredited investor” as that term is defined in Rule 501(a)(1), (2), (3) or (7) promulgated under the Securities Act.

“Interest Payment Date” means the stated maturity of an installment of interest on the Notes.

“Intangible Assets” means, at any date, the value (net of any applicable reserves), as shown on or reflected in the most recent consolidated balance sheet of CNH Global and its Restricted Subsidiaries as at the end of the fiscal quarter of CNH Global ending not more than 135 days prior to such date, prepared in accordance with generally accepted accounting principles, of: (i) all trade names, trademarks, licenses, patents, copyrights, service marks, goodwill and other like intangibles; (ii) organizational and development costs; (iii) deferred charges (other than prepaid items such as insurance, taxes, interest, commissions, rents, deferred interest waiver, compensation and similar items and tangible assets being amortized); and (iv) unamortized debt discount and expense, less unamortized premium.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P or an equivalent rating by any Successor Rating Agency.

“Investment Grade Status” means that the Notes shall have an Investment Grade Rating from both Rating Agencies, provided that no Default or Event of Default has occurred and is continuing.

“Issue Date” means August 17, 2009, the date of initial issuance of the Notes.

“Letter of Transmittal” means the letter of transmittal to be prepared by Case New Holland and sent to all Holders of the Notes for use by such Holders in connection with the Exchange Offer.

“Liens” means such pledges, mortgages, security interests and other liens on any Principal Property of CNH Global or a Restricted Subsidiary which secure Secured Funded Debt.

“Make-Whole Premium” means, as to each Note, an amount equal to the greater of (i) 1.0% of the principal amount of such Note and (ii) the excess of (x) the present value of the sum of the principal amount and premium, if any, that would be payable on such Note on September 1, 2013 and all remaining interest payments to and including September 1, 2013 (but excluding any interest accrued to the Make-Whole Redemption Date), discounted on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) from September 1, 2013 to the Make-Whole Redemption Date at a per-annum interest rate equal to the Applicable Treasury Rate on such Make-Whole Redemption Date plus 0.50%, over (y) the outstanding principal amount of such Note.

“Make-Whole Redemption Date” with respect to a Make-Whole Redemption, means the date such Make-Whole Redemption is effected.

“Maturity Date” means September 1, 2013.

“Moody’s” means Moody’s Investors Service, Inc. or any successor thereto.

“Non-Guarantor Restricted Subsidiary” means any Restricted Subsidiary that is not a Guarantor of the Notes.

“Non-U.S. Person” means a Person who is not a U.S. Person.

“Notes” means the Initial Notes, any Additional Notes and the Exchange Notes treated as a single class of securities, as amended or supplemented from time to time in accordance with the terms hereof, that are issued pursuant to this Indenture.

“Officer” means, with respect to any Person, the Chief Executive Officer, the Chief Financial Officer, Chief Accounting Officer, Treasurer, President or any Vice President of such Person.

“Officers’ Certificate” means with respect to any Person, a certificate signed by two Persons who may include the Chief Executive Officer, the President, any Vice President, the Secretary or any Assistant Secretary, the Chief Financial Officer, Chief Accounting Officer or any Treasurer of such Person that shall comply with applicable provisions of this Indenture.

“Opinion of Counsel” means a written opinion from legal counsel complying with the requirements of this Indenture who, subject to any express provisions hereof, may be an employee of or counsel for Case New Holland or any Guarantor, and which is acceptable to the Trustee.

“Parent” means, with respect to any Person, any other Person of which such Person is a direct or indirect Subsidiary.

“Permitted Holders” means each of (i) Fiat S.p.A., a corporation organized under the laws of Italy (“Fiat”), and any other Person that is a Subsidiary of Fiat or any Person directly or indirectly controlled by any of the following and (ii) any Parent of Fiat, provided that in the case of this clause (ii), at all times CNH Global shall also be a direct or indirect Subsidiary of Fiat.

“Person” means an individual, partnership, corporation, unincorporated organization (including a limited liability company), trust or joint venture, or a governmental agency or political subdivision thereof.

“Preferred Stock” of any Person means any Capital Stock of such Person that has preferential rights to any other Capital Stock of such Person with respect to dividends or redemptions or upon liquidation.

“Principal Property” means any manufacturing plant or foundry located in the United States of America and owned and operated by CNH Global or any Restricted Subsidiary on or after the date hereof, and any manufacturing equipment owned by CNH Global or any Restricted Subsidiary on or after the date hereof in such manufacturing plant, and for the purpose of this definition, “manufacturing equipment” means manufacturing equipment in such manufacturing plant directly used in the production of CNH Global’s products and parts and components thereof, and shall not include office equipment, rolling stock and other equipment not directly used in the production of CNH Global’s products.

“Qualified Institutional Buyer” shall have the meaning specified in Rule 144A promulgated under the Securities Act.

“Rating Agencies” means Moody’s and S&P; provided that if S&P, Moody’s or any Successor Rating Agency (as defined below) shall cease to be in the business of providing rating services for debt securities generally, CNH Global shall be entitled to replace any such Rating Agency or Successor Rating Agency, as the case may be, which has ceased to be in the business of providing rating services for debt securities generally with a security rating agency which is in the business of providing rating services for debt securities generally and which is nationally recognized in the United States (such rating agency, a “Successor Rating Agency”).

“Rating Decline” shall be deemed to occur if, within 60 days after public notice of the occurrence of a Change of Control (which period shall be extended to up to 180 days after public notice of the occurrence of a Change of Control so long as the rating of the Notes is under publicly announced consideration for possible downgrade as a result of the occurrence of such Change of Control by either of the Rating Agencies), the rating of the Notes by either Rating Agency shall be decreased.

“Receivables” means any right of payment from or on behalf of any obligor, whether constituting an account, chattel paper, instrument, general intangible or otherwise, arising from the financing by CNH Global or any Subsidiary of CNH Global of property or services, and monies due thereunder, security interests in the property and services financed thereby and any and all other related rights.

“Record Date” for interest payable on any Interest Payment Date (except a date for payment of default interest) means the February 15 and August 15 (whether or not a Business Day) as the case may be, immediately preceding such Interest Payment Date.

“Redemption Date” when used with respect to any Note to be redeemed means the date fixed for such redemption pursuant to this Indenture.

“Redemption Price” when used with respect to any Note to be redeemed means the price fixed for such redemption pursuant to this Indenture.

“Registration Rights Agreement” means the Registration Rights Agreement dated the Issue Date among Case New Holland, the Guarantors and the Initial Purchaser.

“Regulation S” means Regulation S promulgated under the Securities Act.

“Resale Restriction Termination Date” means the later of (x) the date which is one year after the later of the Issue Date and the last date on which Case New Holland or any Affiliate of Case New Holland was the owner of such Note, or any predecessor thereto and (y) such later date, if any, as may be required by any subsequent change in applicable law.

“Restricted Certificated Note” means a Certificated Note bearing the Private Placement Legend

“Restricted Global Note” means a Global Note bearing the Private Placement Legend.

“Restricted Period” means the 40-day distribution compliance period as defined in Regulation S.

“Restricted Security” has the meaning set forth in Rule 144(a)(3) promulgated under the Securities Act; provided that the Trustee shall be entitled to request and conclusively rely upon an Opinion of Counsel with respect to whether any Note is a Restricted Security.

“Restricted Subsidiary” means (i) Case New Holland and (ii) any Subsidiary of CNH Global that has a material interest in any Principal Property and any other Subsidiary designated as a Restricted Subsidiary from time to time by the Board of Directors of CNH Global; provided, however, that the Board of Directors of CNH Global shall not, nor shall it cause or permit any Restricted Subsidiary to, transfer or otherwise dispose of any Principal Property to any Unrestricted Subsidiary (unless such Unrestricted Subsidiary shall in connection therewith be redesignated as a Restricted Subsidiary and any Lien arising in connection with any Indebtedness of such Unrestricted Subsidiary so redesignated does not extend to such Principal Property (unless the existence of such Lien would otherwise be permitted under this Indenture)). As of the Issue Date, each of the following Subsidiaries of CNH Global will be a Restricted Subsidiary: Case New Holland and CNH America LLC.

“Rule 144A” means Rule 144A promulgated under the Securities Act.

“S&P” means Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., or any successor thereto.

“Secured Funded Debt” means Funded Debt which is secured by any pledge of, or mortgage, security interest or other lien on, any Principal Property (whether owned on the date of this Indenture or thereafter acquired or created) of CNH Global or of a Restricted Subsidiary.

“Securities Act” means the Securities Act of 1933, as amended, or any successor statute or statutes thereto, and the rules and regulations of the Commission promulgated thereunder.

“Securitization Subsidiary” means a Subsidiary of CNH Global (a) which is formed for the purpose of effecting one or more Securitization Transactions and engaging in other activities reasonably related thereto and (b) as to which no portion of the indebtedness or any other obligations of which (i) is guaranteed by CNH Global or any Restricted Subsidiary, or (ii) subjects any property or assets of CNH Global or any Restricted Subsidiary, directly or indirectly, contingently or otherwise, to any lien, other than pursuant to representations, warranties and covenants (including those related to servicing) entered into in the ordinary course of business in connection with a Securitization Transaction and intercompany notes and other forms of capital or credit support relating to the transfer or sale of Receivables or asset-backed securities to such Securitization Subsidiary and customarily necessary or desirable in connection with such transactions.

“Securitization Transaction” means any transaction or series of transactions that has been or may be entered into by CNH Global or any of its Subsidiaries in connection with or reasonably related to a transaction or series of transactions in which CNH Global or any of its Subsidiaries may sell, convey or otherwise transfer to (i) a Securitization Subsidiary or (ii) any other Person, or may grant a security interest in, any Receivables or asset-backed securities or interest therein (whether such Receivables or securities are then existing or arising in the future) of CNH Global or any of its Subsidiaries, and any assets related thereto, including, without limitation, all security interests in the property or services financed thereby, the proceeds of such Receivables or asset-backed securities and any other assets which are sold or in respect of which security interests are granted in connection with securitization transactions involving such assets.

“Significant Subsidiary” means, with respect to any Person, any Subsidiary of such Person that satisfies the criteria for a “significant subsidiary” set forth in Rule 1-02(w) of Regulation S-X under the Securities Act, as such Regulation is in effect on the Issue Date.

“Subsidiary,” with respect to any Person, means

(1) any corporation of which the outstanding Capital Stock having at least a majority of the votes entitled to be cast in the election of directors under ordinary circumstances shall at the time be owned, directly or indirectly, by such Person, or

(2) any other Person of which at least a majority of the voting interest under ordinary circumstances is at the time, directly or indirectly, owned by such Person.

“Trust Indenture Act” or “TIA” means the Trust Indenture Act of 1939 (15 U.S. Code sections 77aaa-77bbbb) as in effect on the date of this Indenture (except as provided in Section 8.03 hereof).

“Trust Officer” means, when used with respect to the Trustee, any officer of the Trustee within the Global Corporate Trust department (or any successor unit, department or division of the Trustee) located at the Corporate Trust Office of the Trustee who has direct responsibility for the administration of this Indenture and also means, with respect to a particular corporate trust matter, any other officer, trust officer or person performing similar functions to whom such matter is referred because of his or her knowledge of and familiarity of the particular subject.

“Trustee” means the party named as such in this Indenture until a successor replaces it pursuant to this Indenture and thereafter means the successor.

“2014 Notes” means, collectively, (i) the 7.125% Senior Notes due 2014 issued by Case New Holland and (ii) Indebtedness which refinances, extends, renews, refunds, repays, prepays, redeems, defeases, retires or replaces, in each case, in whole or in part any Indebtedness described in clause (i) above.

“2014 Notes Indenture” means the Indenture dated as of March 3, 2006 by and among Case New Holland, the Guarantors and Wells Fargo Bank National Association (as successor trustee to JPMorgan Chase Bank, N.A.) as in effect as of the Issue Date.

“Unrestricted Certificated Note” means a Certificated Note that does not bear the Private Placement Legend.

“Unrestricted Global Note” means a permanent Global Note substantially in the form of Exhibit A attached hereto that bears the Global Note Legend and that is deposited with or on behalf of and registered in the name of the Depository, representing Notes that do not bear the Private Placement Legend.

“Unrestricted Subsidiary” means (i) each Subsidiary other than Restricted Subsidiaries and (ii) Securitization Subsidiaries.

“U.S. Dollar Equivalent” means, with respect to any monetary amount in a currency other than U.S. Dollars at any time for the determination thereof, the amount of U.S. Dollars obtained by converting such foreign currency involved in such computation into U.S. Dollars at the spot rate for the purchase of U.S. Dollars with the applicable foreign currency as quoted by Reuters at approximately 10:00 A.M. (New York time) on the date not more than two Business Days prior to such determination.

“U.S. Government Obligations” means (a) securities that are direct obligations of the United States of America for the payment of which its full faith and credit are pledged or (b) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America, the full and timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act) as custodian with respect to any such U.S. Government Obligation or a specific payment of principal of or interest on any such U.S. Government Obligation held by such custodian for the account of the holder of such depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Obligation or a specific payment of principal or interest on any such U.S. Government Obligation held by such custodian for the account of the holder of such depository receipt.

“U.S. Person” means a “U.S. person” as defined in Rule 902(k) under the Securities Act.

“Yield to Maturity” means the yield to maturity, calculated at the time of issuance of the Notes, calculated in accordance with generally accepted financial practice.

Section 1.02. Other Definitions.

The definitions of the following terms may be found in the sections indicated as follows:

Term	Defined in Section
“Additional Amounts”	4.09
“Additional Interest”	Exhibits A and B
“Additional Interest Payment Date”	Exhibits A and B
“Additional Notes”	2.02
“Agent Members”	2.15
“Authenticating Agent”	2.02
“Bankruptcy Code”	9.04
“Bankruptcy Law”	6.01
“Base Currency”	11.13

Term	Defined in Section
“Belgian Guarantor”	10.03
“Change of Control Offer”	4.07
“Change of Control Payment”	4.07
“Change of Control Payment Date”	4.07
“Covenant Defeasance”	9.03
“Custodian”	6.01
“Dutch Guarantor”	10.03
“English Guarantor”	10.03
“Event of Default”	6.01
“Future Guarantor”	10.03
“German Guarantor”	10.03
“Global Note Legend”	2.17
“Global Notes”	2.01
“Indirect Participant”	2.15
“Judgment Currency”	11.13
“Legal Defeasance”	9.02
“Legal Holiday”	11.07
“Make-Whole Redemption”	Exhibits A and B
“144A Global Note”	2.01
“Other Guarantor”	10.03
“Paying Agent”	2.03
“payment default”	6.01
“Private Placement Legend”	2.17
“Rate(s) of Exchange”	11.13
“Registered Exchange Offer”	2.16
“Registrar”	2.03
“Registration Default”	Exhibits A and B
“Regulation S Global Note”	2.01
“sale and leaseback transaction”	4.04
“Taxes”	4.09
“Taxing Jurisdiction”	4.09
“U.S. Guarantor”	10.03

Section 1.03. Incorporation by Reference of Trust Indenture Act.

Whenever this Indenture refers to a provision of the TIA, the portion of such provision required to be incorporated herein in order for this Indenture to be qualified under the TIA is incorporated by reference in and made a part of this Indenture. The following TIA terms used in this Indenture have the following meanings:

“indenture securities” means the Notes.

“indenture security holder” means a Holder.

“indenture to be qualified” means this Indenture.

“indenture trustee” or “institutional trustee” means the Trustee.

“obligor on the indenture securities” means Case New Holland, the Guarantors or any other obligor on the Notes.

All other terms used in this Indenture that are defined by the TIA, defined in the TIA by reference to another statute or defined by Commission rule have the meanings therein assigned to them.

Section 1.04. Rules of Construction.

Unless the context otherwise requires:

(1) a term has the meaning assigned to it herein, whether defined expressly or by reference;

(2) an accounting term not otherwise defined has the meaning assigned to it in accordance with GAAP;

(3) “or” is not exclusive;

(4) words in the singular include the plural, and in the plural include the singular;

(5) words used herein implying any gender shall apply to every gender;

(6) “$”, “U.S. Dollars” and “Dollars” each refers to United States dollars, or such other money of the United States of America that at the time of payment is legal tender for payment of public and private debts; and

(7) whenever in this Indenture there is mentioned, in any context, the payment of principal, premium, if any, interest or any other amount payable under or with respect to any Note, such mention shall be deemed to include mention of the payment of Additional Interest and Additional Amounts to the extent that, in such context, Additional Interest and/or Additional Amounts are, were or would be payable in respect thereof.

ARTICLE 2

THE NOTES

Section 2.01. Form and Dating.

The Initial Notes and the Trustee’s certificate of authentication shall be substantially in the form of Exhibit A hereto. The Exchange Notes and the Trustee’s certificate of authentication shall be substantially in the form of Exhibit B hereto. The Notes may have notations, legends or endorsements required by law, stock exchange rule or Depository rule or usage. The form of the Notes and any notation, legend or endorsement on them shall be satisfactory to both Case New Holland and the Trustee. Each Note shall be dated the date of its issuance and shall show the date of its authentication.

The terms and provisions contained in the Notes, annexed hereto as Exhibits A and B, shall constitute, and are hereby expressly made, a part of this Indenture and, to the extent applicable, Case New Holland and the Trustee, by their execution and delivery of this Indenture, expressly agree to such terms and provisions and to be bound thereby.

The Notes shall be issued initially in the form of two or more permanent global Notes (the “Global Notes”). Notes offered and sold (i) in reliance on Rule 144A shall be issued initially in the form of one or more permanent Global Notes in registered form, substantially in the form set forth in Exhibit A (the “144A Global Note”) and (ii) in offshore transactions in reliance on Regulation S shall be issued initially in the form of one or more permanent global Notes in registered form, substantially in the form set forth in Exhibit A (the “Regulation S Global Note”), and in each case shall be deposited with the Trustee, as custodian for the Depository, duly executed by Case New Holland and authenticated by the Trustee as hereinafter provided. The aggregate principal amount of any Global Note may from time to time be increased or decreased by adjustments made on the records of the Trustee, as custodian for the Depository, as hereinafter provided.

Section 2.02. Execution and Authentication.

The Notes shall be executed on behalf of Case New Holland by two Officers of Case New Holland or an Officer and the Secretary of Case New Holland. Such signatures may be either manual or facsimile.

If an Officer whose signature is on a Note no longer holds that office at the time the Trustee authenticates the Note, the Note shall be valid nevertheless.

A Note shall not be valid until an authorized signatory of the Trustee signs the certificate of authentication on the Note. Such signature shall be manual. Such signature shall be conclusive evidence that the Note has been authenticated under this Indenture.

The Trustee or an authentication agent (the “Authenticating Agent”) shall authenticate (i) Initial Notes for original issue on the date of this Indenture in the aggregate principal amount not to exceed $1,000,000,000, (ii) additional Notes (“Additional Notes”) for original issue following the date of this Indenture in unlimited aggregate principal amount (so long as permitted by the terms of this Indenture) for original issue upon a written order of Case New Holland in the form of an Officers’ Certificate in aggregate principal amount as specified in such order, and (iii) Exchange Notes from time to time for issue only in exchange for a like principal amount of Initial Notes or Additional Notes, as the case may be, in each case upon written orders of Case New Holland in the form of an Officers’ Certificate. The Officers’ Certificate shall specify the amount of Notes to be authenticated, the date on which the Notes are to be authenticated and the aggregate principal amount of Notes outstanding on the date of authentication, whether the Notes are to be Initial Notes, Additional Notes or Exchange Notes, and shall further specify the amount of such Notes to be issued as a Global Note or Certificated Notes. The aggregate principal amount of Notes outstanding at any time may not exceed such amount except as provided in Section 2.07 hereof. In authenticating the Notes, the Trustee shall receive, and subject to the TIA will be fully protected in relying upon, an Opinion of Counsel stating:

(1) if the form of the Notes has been established in conformity with the provisions of this Indenture,

(2) that this Indenture, the Guarantees and such Notes, when authenticated and delivered by the Trustee and issued by Case New Holland in the manner and subject to any conditions specified in such Opinion of Counsel, will constitute valid and binding obligations of Case New Holland and each Guarantor enforceable in accordance with their terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium, or other laws relating to or affecting creditors’ rights and by general principles of equity; and

(3) that all conditions precedent in respect of the authentication and delivery by the Trustee of such Notes have been complied with.

Notwithstanding the foregoing, all Notes issued under this Indenture shall vote and consent together on all matters (as to which any of such Notes may vote or consent) as one class and no series of Notes will have the right to vote or consent as a separate class on any matter.

The Trustee may appoint an Authenticating Agent to authenticate Notes. Any such appointment shall be evidenced by an instrument signed by a Trust Officer, a copy of which shall be furnished to Case New Holland. An Authenticating Agent may authenticate Notes whenever the Trustee may do so. Each reference in this Indenture to authentication by the Trustee includes authentication by such Authenticating Agent. An Authenticating Agent has the same right as an Agent to deal with Case New Holland and Affiliates of Case New Holland.

The Notes shall be issuable only in registered form without coupons and only in denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Section 2.03. Registrar and Paying Agent.

Case New Holland shall maintain an office or agency where Notes may be presented for registration of transfer or for exchange (“Registrar”), an office or agency located in the Borough of Manhattan, City of New York, State of New York where Notes may be presented for payment (“Paying Agent”) and an office or agency where notices and demands to or upon Case New Holland in respect of the Notes and this Indenture may be served. The Registrar shall keep a register of the Notes and of their transfer and exchange. The Registrar shall provide Case New Holland a current copy of such register from time to time upon request of Case New Holland. Case New Holland may have one or more co-Registrars and one or more additional Paying Agents. Neither Case New Holland nor any Affiliate of Case New Holland may act as Paying Agent. Case New Holland may change any Paying Agent, Registrar or co-Registrar without notice to any Holder.

Case New Holland shall enter into an appropriate agency agreement with any Agent not a party to this Indenture. The agreement shall implement the provisions of this Indenture that relate to such Agent. Case New Holland shall notify the Trustee of the name and address of any such Agent. If Case New Holland fails to maintain a Registrar or Paying Agent, or agent for service of notices and demands, or fails to give the foregoing notice, the Trustee shall act as such. Case New Holland initially appoints the Trustee as Registrar, Paying Agent and agent for service of notices and demands in connection with the Notes.

Section 2.04. Paying Agent to Hold Assets in Trust.

Case New Holland shall require each Paying Agent other than the Trustee to agree in writing that each Paying Agent shall hold in trust for the benefit of the Holders or the Trustee all assets held by the Paying Agent for the payment of principal of, premium, if any, or interest on Notes (whether such assets have been distributed to it by Case New Holland or any other obligor on the Notes), and shall notify the Trustee in writing of any Default in making any such payment. Case New Holland at any time may require a Paying Agent to distribute all assets held by it to the Trustee and account for any assets disbursed and the Trustee may at any time during the continuance of any Payment Default, upon written request to a Paying Agent, require such Paying Agent to forthwith distribute to the Trustee all assets so held in trust by such Paying Agent together with a complete accounting of such sums. Upon distribution to the Trustee of all assets that shall have been delivered by Case New Holland to the Paying Agent, the Paying Agent shall have no further liability for such assets.

Section 2.05. Noteholder Lists.

The Trustee shall preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of Holders. If the Trustee is not the Registrar, Case New Holland shall furnish or cause the Registrar to furnish to the Trustee on or before each February 1 and August 1 in each year, and at such other times as the Trustee may request in writing, a list in such form and as of such date as the Trustee may reasonably require of the names and addresses of Holders which list may be conclusively relied on by the Trustee.

Section 2.06. Transfer and Exchange.

Subject to the provisions of Sections 2.15 and 2.16 hereof, when Notes are presented to the Registrar or a co-Registrar with a request to register the transfer of such Notes or to exchange such Notes for an equal principal amount of Notes of other authorized denominations of the same series, the Registrar or co-Registrar shall register the transfer or make the exchange as requested if its requirements for such transaction are met; provided, however, that the Notes presented or surrendered for registration of transfer or exchange shall be duly endorsed or accompanied by a written instrument of transfer in form satisfactory to Case New Holland and the Registrar or co-Registrar, duly executed by the Holder thereof or his attorney duly authorized in writing. To permit registrations of transfer and exchanges, Case New Holland shall execute and the Trustee shall authenticate Notes at the Registrar’s or co-Registrar’s request. No service charge shall be made for any registration of transfer or exchange, but Case New Holland may require payment of a sum sufficient to cover any transfer tax or similar governmental charge in connection therewith payable by the transferor of such Notes (other than any such transfer taxes or similar governmental charge payable upon exchanges or transfers pursuant to Section 2.10, 3.06, 4.07 or 9.06 hereof, in which event Case New Holland shall be responsible for the payment of such taxes).

The Registrar or co-Registrar shall not be required to register the transfer of or exchange of any Note (i) during a period beginning at the opening of 15 Business Days before the mailing of a notice of redemption of Notes and ending at the close of business on the day of such mailing and (ii) selected for redemption in whole or in part pursuant to Article 3 hereof, except the unredeemed portion of any Note being redeemed in part.

Any Holder of a Global Note shall, by acceptance of such Global Note, agree that transfers of beneficial interests in such Global Notes may be effected only through a book entry system maintained by the Holder of such Global Note (or its agent), and that ownership of a beneficial interest in the Note shall be required to be reflected in a book entry in accordance with the applicable procedures of the Depository.

Section 2.07. Replacement Notes.

If a mutilated Note is surrendered to the Trustee or if the Holder presents evidence to the satisfaction of Case New Holland and the Trustee that the Note has been lost, destroyed or wrongfully taken, Case New Holland shall issue and the Trustee shall authenticate a replacement Note. An indemnity or a security bond may be required by Case New Holland or the Trustee that is sufficient in the judgment of Case New Holland and the Trustee to protect Case New Holland, the Trustee or any Agent from any loss which any of them may suffer if a Note is replaced. In every case of destruction, loss or theft, the applicant shall also furnish to Case New Holland and to the Trustee evidence to their satisfaction of the destruction, loss or the theft of such Note and the ownership thereof. Each of Case New Holland and the Trustee may charge for its expenses in replacing a Note. In the event any such mutilated, lost, destroyed or wrongfully taken Note has become due and payable, Case New Holland in its discretion may pay such Note instead of issuing a new Note in replacement thereof. The provisions of this Section 2.07 are exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to replacement or payment of mutilated, lost, destroyed or wrongfully taken Notes.

Every replacement Note is an additional obligation of Case New Holland.

Section 2.08. Outstanding Notes.

Notes outstanding at any time are all Notes authenticated by the Trustee except for those cancelled by it, those delivered to it for cancellation, and those described in this Section 2.08 as not outstanding.

If a Note is replaced pursuant to Section 2.07 hereof (other than a mutilated Note surrendered for replacement), it ceases to be outstanding until Case New Holland and the Trustee receive proof satisfactory to each of them that the replaced Note is held by a protected purchaser. A mutilated Note ceases to be outstanding upon surrender of such Note and replacement thereof pursuant to Section 2.07 hereof.

If on a Redemption Date or the Maturity Date, the Paying Agent holds U.S. legal tender sufficient to pay all of the principal and interest due on the Notes payable on that date and is not prohibited from paying such money to the Holders thereof pursuant to the terms of this Indenture, then on and after that date such Notes cease to be outstanding and interest on them ceases to accrue.

Section 2.09. Treasury Notes.

In determining whether the Holders of the required principal amount of Notes have concurred in any direction, waiver, consent or notice, Notes owned by Case New Holland or any of its Affiliates shall be considered as though they are not outstanding, except that for the purposes of determining whether the Trustee shall be protected in relying on any such direction, waiver or consent, only Notes which a Trust Officer of the Trustee actually knows are so owned shall be so considered. Case New Holland shall notify the Trustee, in writing, when it or any of its Affiliates repurchases or otherwise acquires Notes, of the aggregate principal amount of such Notes so repurchased or otherwise acquired.

Section 2.10. Temporary Notes.

Until definitive Notes are ready for delivery, Case New Holland may prepare and the Trustee shall authenticate temporary Notes upon receipt of a written order of Case New Holland in the form of an Officers’ Certificate. The Officers’ Certificate shall specify the amount of temporary Notes to be authenticated and the date on which the temporary Notes are to be authenticated. Temporary Notes shall be substantially in the form of definitive Notes but may have variations that Case New Holland considers appropriate for temporary Notes. Without unreasonable delay, Case New Holland shall prepare and the Trustee shall authenticate upon receipt of a written order of Case New Holland pursuant to Section 2.02 definitive Notes in exchange for temporary Notes.

Section 2.11. Cancellation.

Case New Holland at any time may deliver Notes to the Trustee for cancellation. The Registrar and the Paying Agent shall forward to the Trustee any Notes surrendered to them for registration of transfer, exchange or payment. The Trustee, or at the direction of the Trustee, the Registrar or the Paying Agent, and no one else, shall cancel and, at the written direction of Case New Holland, dispose of and deliver evidence of such disposal of all Notes surrendered for registration of transfer, exchange, payment or cancellation in accordance with their then existing procedures therefor. Subject to Section 2.07 hereof, Case New Holland may not issue new Notes to replace Notes that it has paid or delivered to the Trustee for cancellation. If Case New Holland shall acquire any of the Notes, such acquisition shall not operate as a redemption or satisfaction of the Indebtedness represented by such Notes unless and until the same are surrendered to the Trustee for cancellation pursuant to this Section 2.11. In no event shall the Trustee be required to destroy cancelled Notes.

Section 2.12. Defaulted Interest.

Case New Holland shall pay interest on overdue principal (including post-petition interest in a proceeding under Bankruptcy Law) at the rate of interest then borne by the Notes. Case New Holland shall, to the extent lawful, pay interest on overdue installments of interest (without regard to any applicable grace periods) at the rate of interest then borne by the Notes.

If Case New Holland defaults in a payment of interest on the Notes, it shall pay the defaulted interest, plus (to the extent lawful) any interest payable on the defaulted interest to the Persons who are Holders on a subsequent special record date, which date shall be the fifteenth day next preceding the date fixed by Case New Holland for the payment of defaulted interest or the next succeeding Business Day if such date is not a Business Day. At least 15 days before the subsequent special record date, Case New Holland shall mail to each Holder, as of a recent date selected by Case New Holland, with a copy to the Trustee, a notice that states the subsequent special record date, the payment date and the amount of defaulted interest, and interest payable on such defaulted interest, if any, to be paid.

Notwithstanding the foregoing, any interest which is paid prior to the expiration of the 30-day period set forth in Section  6.01(a) hereof shall be paid to Holders as of the Record Date for the Interest Payment Date for which interest has not been paid.

Section 2.13. Deposit of Moneys.

Prior to 12:00 noon, New York City time, on each Interest Payment Date, Redemption Date, Change of Control Payment Date and Maturity Date, Case New Holland shall have deposited with the Paying Agent in immediately available funds U.S. legal tender sufficient to make payments, if any, due on such Interest Payment Date, Redemption Date, Change of Control Payment Date or Maturity Date, as the case may be, in a timely manner which permits the Trustee to remit payment to the Holders on such Interest Payment Date, Redemption Date, Change of Control Payment Date or Maturity Date, as the case may be. The principal and interest on Global Notes shall be payable to the Depository or its nominee, as the case may be, as the sole registered owner and the sole Holder of the Global Notes represented thereby. The principal and interest on Notes in certificated form shall be payable at the office of the Paying Agent.

Section 2.14. CUSIP Number.

Case New Holland in issuing the Notes may use “CUSIP”, “ISIN” or such other numbers, and if so, the Trustee shall use such CUSIP, ISIN or such other numbers in notices of redemption or exchange as a convenience to Holders; provided that any such notice may state that no representation is made as to the correctness or accuracy of the CUSIP, ISIN or such other numbers printed in the notice or on the Notes, and that reliance may be placed only on the other identification numbers printed on the Notes. Case New Holland shall promptly notify the Trustee of any change in the CUSIP, ISIN or such other number.

Section 2.15. Book-Entry Provisions for Global Notes.

(a) The Global Notes initially shall (i) be registered in the name of the Depository or the nominee of such Depository, (ii) be delivered to the Trustee as custodian for such Depository and (iii) bear legends as set forth in Section 2.17 hereof.

Members of, or participants in, the Depository (“Agent Members”), and any other Person who holds a beneficial interest in a Global Note through an Agent Member (an “Indirect Participant”), shall have no rights under this Indenture with respect to any Global Note held on their behalf by the Depository or under the Global Note, and the Depository may be treated by Case New Holland, the Trustee and any agent of Case New Holland or the Trustee as the absolute owner of the Global Note for all purposes whatsoever. Notwithstanding the foregoing, nothing herein shall prevent Case New Holland, the Trustee or any agent of Case New Holland or the Trustee from giving effect to any written certification, proxy or other authorization furnished by the Depository or impair, as between the Depository and its Agent Members or Indirect Participants, the operation of customary practices governing the exercise of the rights of a Holder.

(b) A Global Note may not be transferred or exchanged for another Note other than as provided in Section 2.16(f). Interests of beneficial owners in the Global Notes may be transferred or exchanged for Certificated Notes in accordance with the rules and procedures of the Depository and the provisions of Section 2.16 hereof, but only if (i) the Depository notifies Case New Holland that it is unwilling or unable to continue as Depository for any Global Note or the Depository ceases to be a clearing agency registered under the Exchange Act and, in either case, a qualified successor Depository is not appointed by Case New Holland within 120 days of such notice, (ii) an Event of Default has occurred and is continuing and the Registrar has received a written request from the Depository to issue Certificated Notes. In any such case, Case New Holland will notify the Trustee in writing that, upon surrender by such Agent Members and Indirect Participants of their interests in such Global Note, Certificated Notes will be issued to each Person that such Agent Members and Indirect Participants and the Depository identify as being the beneficial owner of the related Notes pursuant to paragraph (c) of this Section 2.15. Global Notes also may be exchanged or replaced, in whole or in part, as provided in Sections 2.07 and 2.10 of this Indenture. Every Note authenticated and delivered in exchange for, or in lieu of, a Global Note or any portion thereof, pursuant to this Section 2.15 or Section 2.07 or 2.10 of this Indenture, shall be authenticated and delivered in the form of, and shall be, a Certificated Note.

(c) In connection with the exchange of beneficial interests in Global Notes for Certificated Notes pursuant to paragraph (b)(i) and (ii), the Global Notes shall be deemed to be surrendered to the Trustee for cancellation and pursuant to paragraph b(iii) the Trustee shall cause the aggregate principal amount of the applicable Global Note to be reduced accordingly, and in each case Case New Holland shall execute, and the Trustee shall, upon receipt of an authentication order from Case New Holland in the form of an Officers’ Certificate, authenticate and deliver, to each beneficial owner identified by the Depository in writing in exchange for its beneficial interest in the Global Notes, an equal aggregate principal amount of Certificated Notes of authorized denominations.

(d) Any Certificated Note constituting a Restricted Security delivered in exchange for an interest in a Global Note pursuant to paragraph (b) or (c) shall, except as otherwise provided by Section 2.16 hereof, bear the Private Placement Legend.

(e) The Holder of any Global Note may grant proxies and otherwise authorize any Person, including Agent Members and Indirect Participants, to take any action which a Holder is entitled to take under this Indenture or the Notes.

Section 2.16. Registration of Transfers and Exchanges.

(a) Transfer and Exchange of Beneficial Interests in the Global Notes. The transfer and exchange of beneficial interests in the Global Notes shall be effected through the Depository, in accordance with the provisions of this Indenture and the applicable rules and procedures of the Depository. Beneficial interests in the Restricted Global Notes shall be subject to restrictions on transfer comparable to those set forth in this Indenture to the extent required by the Securities Act. Transfers of beneficial interests in the Global Notes also shall require compliance with either subparagraph (i) or (ii) below, as applicable, as well as one or more of the other following subparagraphs, as applicable:

(i) Transfer of Beneficial Interests in the Same Global Note. Beneficial interests in any Restricted Global Note may be transferred to Persons who take delivery thereof in the form of a beneficial interest in the same Restricted Global Note in accordance with the transfer restrictions set forth in the Private Placement Legend; provided, however, that prior to the expiration of the Restricted Period, no transfer of beneficial interests in a Regulation S Global Note may be made to a U.S. Person or for the account or benefit of a U.S. Person (other than the Initial Purchaser) unless permitted by applicable law and made in compliance with subparagraphs (ii) and (iii) below. Beneficial interests in any Unrestricted Global Note may be transferred to Persons who take delivery thereof in the form of a beneficial interest in an Unrestricted Global Note. No written orders or instructions shall be required to be delivered to the Registrar to effect the transfers described in this Section 2.16(a)(i) unless specifically stated above.

(ii) All Other Transfers and Exchanges of Beneficial Interests in Global Notes. In connection with all transfers and exchanges of beneficial interests that are not subject to Section 2.16(a)(i) above, the transferor of such beneficial interest must deliver to the Registrar either (A) (1) a written order from an Agent Member or an Indirect Participant given to the Depository in accordance with the applicable rules and procedures of the Depository directing the Depository to credit or cause to be credited a beneficial interest in another Global Note in an amount equal to the beneficial interest to be transferred or exchanged and (2) instructions given in accordance with the applicable rules and procedures of the Depository containing information regarding the Agent Member account to be credited with such increase or, (B) (1) if Certificated Notes are at such time permitted to be issued pursuant to this Indenture, a written order from an Agent Member or an Indirect Participant given to the Depository in accordance with the applicable rules and procedures of the Depository directing the Depository to cause to be issued a Certificated Note in an amount equal to the beneficial interest to be transferred or exchanged and (2) instructions given by the Depository to the Registrar containing information regarding the Person in whose name such Certificated Note shall be registered to effect the transfer or exchange referred to in (1) above. Upon consummation of an Exchange Offer (as defined in the Registration Rights Agreement) by Case New Holland in accordance with Section 2.16(e), the requirements of this Section 2.16(a)(ii) shall be deemed to have been satisfied upon receipt by the Registrar of the instructions contained in the Letter of Transmittal delivered by the Holder of such beneficial interests in the Restricted Global Notes. Upon satisfaction of all of the requirements for transfer or exchange of beneficial interests in Global Notes contained in this Indenture and the Notes or otherwise applicable under the Securities Act, the Trustee shall adjust the principal amount of the relevant Global Note(s) pursuant to Section 2.16(h).

(iii) Transfer of Beneficial Interests to Another Restricted Global Note. A beneficial interest in any Restricted Global Note may be transferred to a Person who takes delivery thereof in the form of a beneficial interest in another Restricted Global Note if the transfer complies with the requirements of Section 2.16(a)(ii) above and the Registrar receives the following:

(A) if the transferee will take delivery in the form of a beneficial interest in the 144A Global Note, then the transferor must deliver a certificate substantially in the form of Exhibit C hereto, including the certifications in item (1) thereof; and

(B) if the transferee will take delivery in the form of a beneficial interest in the Regulation S Global Note, then the transferor must deliver a certificate substantially in the form of Exhibit C hereto, including the certifications in item (2) thereof.

(iv) Transfer and Exchange of Beneficial Interests in a Restricted Global Note for Beneficial Interests in an Unrestricted Global Note. A beneficial interest in any Restricted Global Note may be exchanged by any Holder thereof for a beneficial interest in an Unrestricted Global Note or transferred to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Global Note if the exchange or transfer complies with the requirements of Section 2.16(a)(ii) above and:

(A) such exchange or transfer is effected pursuant to the Exchange Offer in accordance with the Registration Rights Agreement and the Holder of the beneficial interest to be transferred, in the case of an exchange, or the transferee, in the case of a transfer, certifies in the applicable Letter of Transmittal that it is not (1) a Broker-Dealer, (2) a Person participating in the distribution of the Exchange Notes or (3) a Person who is an “affiliate” (as defined in Rule 144) of Case New Holland;

(B) such transfer is effected pursuant to a Shelf Registration Statement (as defined in the Registration Rights Agreement) in accordance with the Registration Rights Agreement;

(C) such transfer is effected by a Broker-Dealer pursuant to an Exchange Offer Registration Statement (as defined in the Registration Rights Agreement) in accordance with the Registration Rights Agreement; or

(D) the Registrar receives the following:

(y) if the Holder of such beneficial interest in a Restricted Global Note proposes to exchange such beneficial interest for a beneficial interest in an Unrestricted Global Note, a certificate from such Holder substantially in the form of Exhibit D hereto, including the certifications in item (1)(a) thereof, or

(z) if the Holder of such beneficial interest in a Restricted Global Note proposes to transfer such beneficial interest to a Person who shall take delivery thereof in the form of a beneficial interest in an Unrestricted Global Note, a certificate from such Holder substantially in the form of Exhibit C hereto, including the certifications in item (4) thereof;

and, in each such case set forth in this subparagraph (D), if the Registrar so requests or if the applicable rules and procedures of the Depository so require, an Opinion of Counsel in form reasonably acceptable to the Registrar and Case New Holland to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained in this Indenture and in the Private Placement Legend are no longer required in order to maintain compliance with the Securities Act.

Beneficial interests in an Unrestricted Global Note cannot be exchanged for, or transferred to Persons who take delivery thereof in the form of, a beneficial interest in a Restricted Global Note.

(b) Transfer or Exchange of Beneficial Interests in Global Notes for Certificated Notes.

(i) Beneficial Interests in Restricted Global Notes to Restricted Certificated Notes. Subject to Section 2.15(b) hereof, if any Holder of a beneficial interest in a Restricted Global Note proposes to exchange such beneficial interest for a Restricted Certificated Note or to transfer such beneficial interest to a Person who takes delivery thereof in the form of a Restricted Certificated Note, then, upon receipt by the Registrar of the following documentation:

(A) if the Holder of such beneficial interest in a Restricted Global Note proposes to exchange such beneficial interest for a Restricted Certificated Note, a certificate from such Holder substantially in the form of Exhibit D hereto, including the certifications in item (2)(a) thereof;

(B) if such beneficial interest is being transferred to a Qualified Institutional Buyer in accordance with Rule 144A under the Securities Act, a certificate to the effect set forth in Exhibit C hereto, including the certifications in item (1) thereof;

(C) if such beneficial interest is being transferred to a Non-U.S. Person in an offshore transaction in accordance with Regulation S under the Securities Act, a certificate to the effect set forth in Exhibit C hereto, including the certifications in item (2) thereof;

(D) if such beneficial interest is being transferred pursuant to an exemption from the registration requirements of the Securities Act in accordance with Rule 144 under the Securities Act, a certificate to the effect set forth in Exhibit C hereto, including the certifications in item (3)(a) thereof;

(E) if such beneficial interest is being transferred to Case New Holland or any of its Subsidiaries, a certificate to the effect set forth in Exhibit C hereto, including the certifications in item (3)(b) thereof; or

(F) if such beneficial interest is being transferred pursuant to an effective registration statement under the Securities Act, a certificate to the effect set forth in Exhibit C hereto, including the certifications in item (3)(c) thereof, the Trustee shall cause the aggregate principal amount of the applicable Global Note to be reduced accordingly pursuant to Section 2.16(h), and Case New Holland shall execute and the Trustee shall authenticate and deliver to the Person designated in the instructions a Restricted Certificated Note in the appropriate principal amount. Any Restricted Certificated Note issued in exchange for a beneficial interest in a Restricted Global Note pursuant to this Section 2.16(b) shall be registered in such name or names and in such authorized denomination or denominations as the Holder of such beneficial interest shall instruct the Registrar through instructions from the Depository and the Agent Member or Indirect Participant. The Trustee shall deliver such Restricted Certificated Notes to the Persons in whose names such Notes are so registered. Any Restricted Certificated Note issued in exchange for a beneficial interest in a Restricted Global Note pursuant to this Section 2.16(b)(i) shall bear the Private Placement Legend and shall be subject to all restrictions on transfer contained therein.

(ii) Beneficial Interests in Restricted Global Notes to Unrestricted Certificated Notes. Subject to Section 2.15(b) hereof, a Holder of a beneficial interest in a Restricted Global Note may exchange such beneficial interest for an Unrestricted Certificated Note or may transfer such beneficial interest to a Person who takes delivery thereof in the form of an Unrestricted Certificated Note only if:

(A) such exchange or transfer is effected pursuant to a registered exchange offer in accordance with the Registration Rights Agreement (a “Registered Exchange Offer”) and the Holder of such beneficial interest, in the case of an exchange, or the transferee, in the case of a transfer, certifies in the applicable Letter of Transmittal that it is not (1) a Broker-Dealer, (2) a Person participating in the distribution of the Exchange Notes or (3) a Person who is an “affiliate” (as defined in Rule 144) of Case New Holland;

(B) such transfer is effected pursuant to a Shelf Registration Statement in accordance with the Registration Rights Agreement;

(C) such transfer is effected by a Broker-Dealer pursuant to the Exchange Offer Registration Statement in accordance with the Registration Rights Agreement; or

(D) the Registrar receives the following:

(y) if the Holder of such beneficial interest in a Restricted Global Note proposes to exchange such beneficial interest for a Certificated Note that does not bear the Private Placement Legend, a certificate from such Holder substantially in the form of Exhibit D hereto, including the certifications in item (1)(b) thereof; or

(z) if the Holder of such beneficial interest in a Restricted Global Note proposes to transfer such beneficial interest to a

Person who shall take delivery thereof in the form of a Certificated Note that does not bear the Private Placement Legend, a certificate from such Holder substantially in the form of Exhibit C hereto, including the certifications in item (4) thereof, and, in each such case set forth in this subparagraph (D), if the Registrar so requests or if the applicable rules and procedures of the Depository so require, an Opinion of Counsel in form reasonably acceptable to the Registrar and Case New Holland to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained in this Indenture and in the Private Placement Legend are no longer required in order to maintain compliance with the Securities Act.

If any such transfer is effected pursuant to subparagraph (B) or (D) above at a time when an Unrestricted Global Note has not yet been issued, Case New Holland shall issue and, upon receipt of an authentication order in accordance with Section 2.02, the Trustee shall authenticate one or more Unrestricted Global Notes in an aggregate principal amount equal to the aggregate principal amount of beneficial interests transferred pursuant to subparagraph (B) or (D) above.

(iii) Beneficial Interests in Unrestricted Global Notes to Unrestricted Certificated Notes. Subject to Section 2.15(b) hereof, if any Holder of a beneficial interest in an Unrestricted Global Note proposes to exchange such beneficial interest for a Certificated Note or to transfer such beneficial interest to a Person who takes delivery thereof in the form of a Certificated Note, then, upon satisfaction of the conditions set forth in Section 2.16(a)(ii), the Trustee shall cause the aggregate principal amount of the applicable Global Note to be reduced accordingly pursuant to Section 2.16(h), and Case New Holland shall execute and the Trustee shall authenticate and deliver to the Person designated in the instructions a Certificated Note in the appropriate principal amount. Any Certificated Note issued in exchange for a beneficial interest pursuant to this Section 2.16(b)(iii) shall be registered in such name or names and in such authorized denomination or denominations as the Holder of such beneficial interest shall instruct the Registrar through instructions from the Depository and the Agent Member or Indirect Participant. The Trustee shall deliver such Certificated Notes to the Persons in whose names such Notes are so registered. Any Certificated Note issued in exchange for a beneficial interest pursuant to this Section 2.16(b)(iii) shall not bear the Private Placement Legend.

(c) Transfer and Exchange of Certificated Notes for Beneficial Interests in Global Notes.

(i) Restricted Certificated Notes to Beneficial Interests in Restricted Global Notes. If any Holder of a Restricted Certificated Note proposes to exchange such Note for a beneficial interest in a Restricted Global Note or to transfer such Restricted Certificated Notes to a Person who takes delivery thereof in the form of a beneficial interest in a Restricted Global Note, then, upon receipt by the Registrar of the following documentation:

(A) if the Holder of such Restricted Certificated Note proposes to exchange such Note for a beneficial interest in a Restricted Global Note, a certificate from such Holder substantially in the form of Exhibit D hereto, including the certifications in item (2)(b) thereof;

(B) if such Restricted Certificated Note is being transferred to a Qualified Institutional Buyer in accordance with Rule 144A, a certificate to the effect set forth in Exhibit C hereto, including the certifications in item (1) thereof; or

(C) if such Restricted Certificated Note is being transferred to a Non-U.S. Person in an offshore transaction in accordance with Regulation S, a certificate to the effect set forth in Exhibit C hereto, including the certifications in item (2) thereof, the Trustee shall cancel the Restricted Certificated Note, increase or cause to be increased the aggregate principal amount of, in the case of clause (A) above, the appropriate Restricted Global Note, in the case of clause (B) above, the 144A Global Note, and in the case of clause (C) above, the Regulation S Global Note.

(ii) Restricted Certificated Notes to Beneficial Interests in Unrestricted Global Notes. A Holder of a Restricted Certificated Note may exchange such Note for a beneficial interest in an Unrestricted Global Note or transfer such Restricted Certificated Note to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Global Note only if:

(A) such exchange or transfer is effected pursuant to the Exchange Offer in accordance with the Registration Rights Agreement and the Holder, in the case of an exchange, or the transferee, in the case of a transfer, certifies in the applicable Letter of Transmittal that it is not (1) a Broker-Dealer, (2) a Person participating in the distribution of the Exchange Notes or (3) a Person who is an “affiliate” (as defined in Rule 144) of Case New Holland;

(B) such transfer is effected pursuant to a Shelf Registration Statement in accordance with the Registration Rights Agreement;

(C) such transfer is effected by a Broker-Dealer pursuant to an Exchange Offer Registration Statement in accordance with the Registration Rights Agreement; or

(D) the Registrar receives the following:

(y) if the Holder of such Certificated Notes proposes to exchange such Notes for a beneficial interest in the Unrestricted Global Note, a certificate from such Holder substantially in the form of Exhibit D hereto, including the certifications in item (1)(c) thereof; or

(z) if the Holder of such Certificated Notes proposes to transfer such Notes to a Person who shall take delivery thereof in the form of a beneficial interest in the Unrestricted Global Note, a certificate from such Holder substantially in the form of Exhibit C hereto, including the certifications in item (4) thereof;

and, in each such case set forth in this subparagraph (D), if the Registrar so requests or if the applicable rules and procedures of the Depository so require, an Opinion of Counsel in form reasonably acceptable to the Registrar and Case New Holland to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained in this Indenture and in the Private Placement Legend are no longer required in order to maintain compliance with the Securities Act.

Upon satisfaction of the conditions of any of the subparagraphs in this Section 2.16(c)(ii), the Trustee shall cancel the Certificated Notes and increase or cause to be increased the aggregate principal amount of the Unrestricted Global Note.

(iii) Unrestricted Certificated Notes to Beneficial Interests in Unrestricted Global Notes. A Holder of an Unrestricted Certificated Note may exchange such Note for a beneficial interest in an Unrestricted Global Note or transfer such Unrestricted Certificated Notes to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Global Note at any time. Upon receipt of a request for such an exchange or transfer, the Trustee shall cancel the applicable Unrestricted Certificated Note and increase or cause to be increased the aggregate principal amount of one of the Unrestricted Global Notes.

If any such exchange or transfer from an Unrestricted Certificated Note or a Restricted Certificated Note, as the case may be, to a beneficial interest is effected pursuant to subparagraphs (ii)(B), (ii)(D) or (iii) above at a time when an Unrestricted Global Note has not yet been issued, Case New Holland shall issue and, upon receipt of an authentication order in accordance with Section 2.02 of this Indenture, the Trustee shall authenticate one or more Unrestricted Global Notes in an aggregate principal amount equal to the principal amount of Unrestricted Certificated Notes or Restricted Certificated Notes, as the case may be, so transferred.

(d) Transfer and Exchange of Certificated Notes for Certificated Notes. Upon request by a Holder of Certificated Notes and such Holder’s compliance with the provisions of this Section 2.16(d), the Registrar shall register the transfer or exchange of Certificated Notes. Prior to such registration of transfer or exchange, the requesting Holder shall present or surrender to the Registrar the Certificated Notes duly endorsed or accompanied by a written instruction of transfer in form satisfactory to the Registrar duly executed by such Holder or by its attorney, duly authorized in writing. In addition, the requesting Holder shall provide any additional certifications, documents and information, as applicable, required pursuant to the following provisions of this Section 2.16(d).

(i) Restricted Certificated Notes to Restricted Certificated Notes. Any Restricted Certificated Note may be transferred to and registered in the name of Persons who take delivery thereof in the form of a Restricted Certificated Note if the Registrar receives the following:

(A) if the transfer will be made pursuant to Rule 144A, then the transferor must deliver a certificate substantially in the form of Exhibit C hereto, including the certifications in item (1) thereof;

(B) if the transfer will be made pursuant to Regulation S, then the transferor must deliver a certificate substantially in the form of Exhibit C hereto, including the certifications in item (2) thereof; and

(C) if the transfer will be made pursuant to any other exemption from the registration requirements of the Securities Act, then the transferor must deliver a certificate substantially in the form of Exhibit C hereto, including the certifications in item (3) thereof and, if the Registrar so requests, a certification or Opinion of Counsel in form reasonably acceptable to the Registrar and Case New Holland to the effect that such transfer is in compliance with the Securities Act.

(ii) Restricted Certificated Notes to Unrestricted Certificated Notes. Any Restricted Certificated Note may be exchanged by the Holder thereof for an Unrestricted Certificated Note or transferred to a Person or Persons who take delivery thereof in the form of an Unrestricted Certificated Note if:

(A) such exchange or transfer is effected pursuant to a Registered Exchange Offer in accordance with the Registration Rights Agreement and the Holder, in the case of an exchange, or the transferee, in the case of a transfer, certifies in the applicable Letter of Transmittal that it is not (1) a Broker-Dealer, (2) a Person participating in the distribution of the Exchange Notes or (3) a Person who is an “affiliate” (as defined in Rule 144) of Case New Holland;

(B) any such transfer is effected pursuant to a Shelf Registration Statement in accordance with the Registration Rights Agreement;

(C) any such transfer is effected by a Broker-Dealer pursuant to an Exchange Offer Registration Statement in accordance with the Registration Rights Agreement; or

(D) the Registrar receives the following:

(y) if the Holder of such Restricted Certificated Notes proposes to exchange such Notes for an Unrestricted Certificated Note, a certificate from such Holder substantially in the form of Exhibit D hereto, including the certifications in item (1)(d) thereof; or

(z) if the Holder of such Restricted Certificated Notes proposes to transfer such Notes to a Person who shall take delivery thereof in the form of an Unrestricted Certificated Note, a certificate from such Holder substantially in the form of Exhibit C hereto, including the certifications in item (4) thereof;

and, in each such case set forth in this subparagraph (D), if the Registrar so requests, an Opinion of Counsel in form reasonably acceptable to the Registrar and Case New Holland to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained in this Indenture and in the Private Placement Legend are no longer required in order to maintain compliance with the Securities Act.

(iii) Unrestricted Certificated Notes to Unrestricted Certificated Notes. A Holder of Unrestricted Certificated Notes may transfer such Notes to a Person who takes delivery thereof in the form of an Unrestricted Certificated Note. Upon receipt of a request to register such a transfer, the Registrar shall register the Unrestricted Certificated Notes pursuant to the instructions from the Holder thereof.

(e) Exchange Offer. Upon the occurrence of a Registered Exchange Offer in accordance with the Registration Rights Agreement, Case New Holland shall issue and, upon receipt of an authentication order in accordance with Section 2.02, the Trustee shall authenticate (i) one or more Unrestricted Global Notes in an aggregate principal amount equal to the principal amount of the beneficial interests in the Restricted Global Notes tendered for acceptance by Persons that certify in the applicable Letters of Transmittal that (x) any beneficial interests in Unrestricted Global Notes received by such Person will be acquired in the ordinary course of business, (y) such Person has no arrangement or understanding with any other Person to participate in the distribution of the Notes or the Exchange Notes within the meaning of the Securities Act and (z) they are not “affiliates” (as defined in Rule 144) of Case New Holland, and accepted for exchange in a Registered Exchange Offer and (ii) Certificated Notes in an aggregate principal amount equal to the principal amount of the Restricted Certificated Notes accepted for exchange in a Registered Exchange Offer. Concurrently with the issuance of such Notes, the Trustee shall cause the aggregate principal amount of the applicable Restricted Global Notes to be reduced accordingly and shall adjust the aggregate principal amount of the relevant Global Notes pursuant to Section 2.16(h), and Case New Holland shall execute and the Trustee shall authenticate and deliver to the Persons designated by the Holders of Restricted Certificated Notes so accepted Unrestricted Certificated Notes in the appropriate principal amount.

(f) Restrictions on Transfer and Exchange of Global Notes. Notwithstanding any other provisions of this Indenture, a Global Note may not be transferred as a whole except by the Depository to a nominee of the Depository or by a nominee of the Depository to the Depository or another nominee of the Depository or by the Depository or any such nominee to a successor Depository or a nominee of such successor Depository.

(g) Private Placement Legend. Upon the transfer, exchange or replacement of Notes not bearing the Private Placement Legend, the Registrar or co-Registrar shall deliver Notes that do not bear the Private Placement Legend. Upon the transfer, exchange or replacement of Notes bearing the Private Placement Legend, the Registrar or co-Registrar shall deliver only Notes that bear the Private Placement Legend unless, and the Trustee is hereby authorized to deliver Notes without the Private Placement Legend if, (i) the Resale Restriction Termination Date shall have occurred, (ii) there is delivered to the Trustee an Opinion of Counsel reasonably satisfactory to Case New Holland and the Trustee to the effect that neither such legend nor the related restrictions on transfer are required in order to maintain compliance with the provisions of the Securities Act or (iii) such Note has been sold pursuant to an effective registration statement under the Securities Act.

(h) Cancellation and/or Adjustment of Global Notes. At such time as all beneficial interests in a particular Global Note have been exchanged for Certificated Notes or a particular Global Note has been redeemed, repurchased or canceled in whole and not in part, each such Global Note shall be returned to or retained and canceled by the Trustee in accordance with Section 2.11. At any time prior to such cancellation, if any beneficial interest in a Global Note is exchanged for or transferred to a Person who will take delivery thereof in the form of a beneficial interest in another Global Note or for Certificated Notes, the principal amount of Notes represented by such Global Note shall be reduced accordingly and an endorsement shall be made on such Global Note by the Trustee or by the Depository at the direction of the Trustee to reflect such reduction; and if the beneficial interest is being exchanged for or transferred to a Person who will take delivery thereof in the form of a beneficial interest in another Global Note, such other Global Note shall be increased accordingly and an endorsement shall be made on such Global Note by the Trustee or by the Depository at the direction of the Trustee to reflect such increase.

(i) General. By its acceptance of any Note bearing the Private Placement Legend, each Holder of such a Note acknowledges the restrictions on transfer of such Note set forth in this Indenture and in the Private Placement Legend and agrees that it will transfer such Note only as provided in this Indenture.

None of Case New Holland, the Trustee, any agent of Case New Holland or the Trustee (including any Paying Agent or Registrar) will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of a global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

The Trustee shall have no obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under this Indenture or under applicable law with respect to any transfer of any interest in any Note (including any transfers between or among Agent Members or beneficial owners of interest in any Global Note) other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by the terms of, this Indenture, and to examine the same to determine substantial compliance as to form with the express requirements hereof.

The Registrar shall retain copies of all letters, notices and other written communications received pursuant to Section 2.15 hereof or this Section 2.16. Case New Holland shall have the right to inspect and make copies of all such letters, notices or other written communications at any reasonable time upon the giving of reasonable written notice to the Registrar.

Section 2.17. Restrictive Legends.

Each Global Note and Certificated Note that constitutes a Restricted Security shall bear the following legend (the “Private Placement Legend”) on the face thereof until the Resale Restriction Termination Date, unless otherwise agreed to by Case New Holland and the Holder thereof:

THE SECURITY (OR ITS PREDECESSOR) EVIDENCED HEREBY WAS ORIGINALLY ISSUED IN A TRANSACTION EXEMPT FROM REGISTRATION UNDER SECTION 5 OF THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND THE SECURITY EVIDENCED HEREBY MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN APPLICABLE EXEMPTION THEREFROM. EACH PURCHASER OF THE SECURITY EVIDENCED HEREBY IS HEREBY NOTIFIED THAT THE SELLER MAY BE RELYING ON THE EXEMPTION FROM THE PROVISIONS OF SECTION 5 OF THE SECURITIES ACT PROVIDED BY RULE 144A THEREUNDER. THE HOLDER OF THE SECURITY EVIDENCED HEREBY AGREES FOR THE BENEFIT OF CASE NEW HOLLAND THAT (A) SUCH SECURITY MAY BE RESOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (i) (a) TO A PERSON WHO IS A QUALIFIED INSTITUTIONAL BUYER (AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT) IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A, (b) IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144 UNDER THE SECURITIES ACT, (c) OUTSIDE THE UNITED STATES TO A NON-U.S. PERSON IN A TRANSACTION MEETING THE REQUIREMENTS OF REGULATION S UNDER THE SECURITIES ACT, OR (d) IN ACCORDANCE WITH ANOTHER EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT (AND BASED UPON AN OPINION OF COUNSEL IF CASE NEW HOLLAND SO REQUESTS), (ii) TO CASE NEW HOLLAND, OR (iii) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT AND, IN EACH CASE IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR ANY OTHER APPLICABLE JURISDICTION, AND (B) THE HOLDER WILL, AND EACH SUBSEQUENT HOLDER IS REQUIRED TO, NOTIFY ANY PURCHASER FROM IT OF THE SECURITY EVIDENCED HEREBY OF THE RESALE RESTRICTIONS SET FORTH IN CLAUSE (A) ABOVE. NO REPRESENTATION CAN BE MADE AS TO THE AVAILABILITY OF THE EXEMPTION PROVIDED BY RULE 144 FOR RESALE OF THE SECURITY EVIDENCED HEREBY.

Each purchaser of Notes offered in reliance on Regulation S understands that such Regulation S Global Notes will, unless otherwise agreed by the issuer and the Holder thereof, bear a legend substantially to the following effect:

THIS NOTE (OR ITS PREDECESSOR) WAS ORIGINALLY ISSUED IN A TRANSACTION ORIGINALLY EXEMPT FROM REGISTRATION UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND MAY NOT BE TRANSFERRED IN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, ANY U.S. PERSON EXCEPT PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND ALL APPLICABLE STATE SECURITIES LAWS. TERMS USED ABOVE HAVE THE MEANINGS GIVEN TO THEM IN REGULATION S UNDER THE SECURITIES ACT.

Each Global Note shall also bear the following legend (the “Global Note Legend”):

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION (“DTC”) TO CASE NEW HOLLAND OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE

& CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

THIS NOTE IS A GLOBAL NOTE WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITORY OR A NOMINEE OF A DEPOSITORY OR A SUCCESSOR DEPOSITORY. THIS NOTE IS NOT EXCHANGEABLE FOR NOTES REGISTERED IN THE NAME OF A PERSON OTHER THAN THE DEPOSITORY OR ITS NOMINEE EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE, AND NO TRANSFER OF THIS NOTE (OTHER THAN A TRANSFER OF THIS NOTE AS A WHOLE BY THE DEPOSITORY TO A NOMINEE OF THE DEPOSITORY OR BY A NOMINEE OF THE DEPOSITORY TO THE DEPOSITORY OR ANOTHER NOMINEE OF THE DEPOSITORY) MAY BE REGISTERED EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.

TRANSFERS OF THIS GLOBAL NOTE SHALL BE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, AND TRANSFERS OF INTERESTS IN THIS GLOBAL NOTE SHALL BE LIMITED TO TRANSFERS MADE IN ACCORDANCE WITH THE RESTRICTIONS SET FORTH IN SECTION 2.16 OF THE INDENTURE.

ARTICLE 3

REDEMPTION

Section 3.01. Notices to Trustee.

If Case New Holland elects to redeem Notes pursuant to paragraph 5 of the Notes, at least 60 days prior to the Redemption Date or during such other period as the Trustee may agree to, Case New Holland shall notify the Trustee in writing of the Redemption Date, the principal amount of Notes to be redeemed and the Redemption Price, and deliver to the Trustee an Officers’ Certificate stating that such redemption will comply with the conditions contained herein and in the Notes, as appropriate. If the Redemption Price is not known at the time such notice is to be given, the actual Redemption Price, calculated as described in the terms of the Notes to be redeemed, will be set forth in an Officers’ Certificate of Case New Holland delivered to the Trustee no later than two Business Days prior to the Redemption Date. A notice of redemption may not be conditional.

Section 3.02. Selection of Notes to Be Redeemed.

In the event that less than all of the Notes are to be redeemed at any time, and the Notes are Global Notes, the particular Notes to be redeemed shall be selected by the Depository in accordance with its standard procedures. If the particular Notes to be redeemed are not Global Notes, selection of the Notes to be redeemed shall be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which such Notes are listed or, if such Notes are not then listed on a national securities exchange, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate; provided, however, that no Notes of a principal amount of $2,000 or less shall be redeemed in part. A new Note in a principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon delivery of the original Note to the Paying Agent and cancellation of the original Note. On and after the Redemption Date, interest will cease to accrue on Notes or portions thereof called for redemption as long as Case New Holland has deposited with the Paying Agents funds in U.S. legal tender in satisfaction of the applicable Redemption Price pursuant to this Indenture.

Section 3.03. Notice of Redemption.

Notice of redemption shall be mailed by first class mail at least 30 but not more than 60 calendar days before the Redemption Date to each Holder to be redeemed at its registered address. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed.

The notice shall identify the Notes to be redeemed (including the CUSIP, ISIN or other number(s) thereof) and shall state:

(1) the Redemption Date;

(2) the Redemption Price and the amount of accrued interest, if any, to be paid;

(3) that, if any Note is being redeemed in part, the portion of the principal amount (equal to $2,000 in principal amount or any integral multiple of $1,000 in excess thereof) of such Note to be redeemed and that, on and after the Redemption Date, upon surrender of such Note, a new Note or Notes in principal amount equal to the unredeemed portion thereof will be issued;

(4) the name, address and telephone number of the Paying Agent;

(5) that Notes called for redemption must be surrendered to the Paying Agent at the address specified to collect the Redemption Price plus accrued interest, if any;

(6) that, unless Case New Holland defaults in making the redemption payment, interest on Notes called for redemption ceases to accrue on and after the Redemption Date and the only remaining right of the Holders is to receive payment of the Redemption Price plus accrued interest to the Redemption Date upon surrender of the Notes to the Paying Agent;

(7) the subparagraph of the Notes pursuant to which the Notes called for redemption are being redeemed; and

(8) if fewer than all the Notes are to be redeemed, the identification of the particular Notes (or portion thereof) to be redeemed, as well as the aggregate principal amount of Notes to be redeemed and the aggregate principal amount of Notes to be outstanding after such partial redemption.

Section 3.04. Effect of Notice of Redemption.

Once the notice of redemption described in Section 3.03 hereof is mailed, Notes called for redemption become due and payable on the Redemption Date and at the Redemption Price, including any premium, plus accrued interest to the Redemption Date, if any. Upon surrender to the Paying Agent, such Notes shall be paid at the Redemption Price, including any premium, plus accrued interest to the Redemption Date, if any; provided that if the Redemption Date is after a Record Date and on or prior to the Interest Payment Date, the accrued interest shall be payable to the Holder of the redeemed Notes registered on the relevant Record Date.

Section 3.05. Deposit of Redemption Price.

(a) On or prior to 10:00 a.m., New York City time, on each Redemption Date, Case New Holland shall have deposited with the Paying Agent in immediately available funds U.S. legal tender sufficient to pay the Redemption Price of and accrued interest on all Notes to be redeemed on that date.

(b) On and after any Redemption Date, if U.S. legal tender sufficient to pay the Redemption Price of and accrued interest on Notes called for redemption shall have been made available in accordance with clause (a), the Notes called for redemption will cease to accrue interest and the only right of the Holders of such Notes will be to receive payment of the Redemption Price of and, subject to the proviso in Section 3.04, accrued and unpaid interest on such Notes to the Redemption Date. If any Note called for redemption shall not be so paid, interest will continue to accrue and be paid, from the Redemption Date until such redemption payment is made, on the unpaid principal of the Note and any interest not paid on such unpaid principal, in each case, at the rate and in the manner provided for in Section 2.12 hereof.

Section 3.06. Notes Redeemed in Part.

Upon surrender of a Note that is redeemed in part, the Trustee shall authenticate for a Holder a new Note equal in principal amount to the unredeemed portion of the Note surrendered.

ARTICLE 4

COVENANTS

Section 4.01. Payment of Notes.

Case New Holland shall pay the principal of and interest on the Notes on the dates and in the manner provided in the Notes and this Indenture. An installment of principal or interest shall be considered paid on the date it is due if the Trustee or Paying Agent holds, for the benefit of the Holders, on or prior to 12:00 noon, New York City time, on that date U.S. legal tender designated for and sufficient to pay such installment in full and is not prohibited from paying such money to the Holders pursuant to the terms of this Indenture.

Case New Holland shall pay interest on overdue principal and interest on overdue interest, to the extent lawful as provided for in Section 2.12 hereof.

Section 4.02. Reports to Holders.

Whether or not CNH Global is then subject to Section 13(a) or 15(d) of the Exchange Act, CNH Global shall furnish to the Trustee and the Holders, so long as the Notes are outstanding: (i) reports on Form 6-K relating to quarterly financial information, which shall include a statement of cash flows on a year-to-date basis and for the corresponding period in the immediately preceding fiscal year and statements of operations for such quarter and on a year-to-date basis and for the corresponding period in the immediately preceding fiscal year and a balance sheet as of the last day thereof and a discussion of the operating results of CNH Global and its consolidated Subsidiaries for the fiscal quarter to which such quarterly report relates; provided that such reports on Form 6-K shall be so furnished no later than 45 days after the end of such fiscal quarter; and (ii) annual reports on Form 20-F (which shall include information regarding Case New Holland and the Guarantors other than CNH Global presented in accordance with Rule 3-10 of Regulation S-X under the Securities Act); provided that such reports on Form 20-F shall be so furnished no later than the date by which CNH Global would be required so to file such report if then required to file such a report under the Exchange Act; provided, however, that to the extent that CNH Global ceases to qualify as a “foreign private issuer” within the meaning of the Exchange Act, CNH Global shall furnish to the Trustee and the Holders, so long as the Notes are outstanding (x) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if CNH Global were required to file such forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that describes the financial condition and results of operations of CNH Global and its consolidated Subsidiaries and, with respect to the annual information only, a report thereon by CNH Global’s certified independent accountants; and (y) all current reports that would be required to be filed with the Commission on Form 8-K if CNH Global were required to file such reports, in each case within the time periods specified in the Commission’s rules and regulations.

CNH Global (and Case New Holland and each other Guarantor to the extent required by the TIA) will file with the Trustee and the Commission, in accordance with the rules and regulations prescribed from time to time by the Commission, such additional information, documents and reports, if any, with respect to compliance by CNH Global with the conditions and covenants provided for in this Indenture as may be required from time to time by such rules and regulations.

CNH Global will transmit by mail to all Holders, as the names and addresses of such Holders appear upon the register, within 30 days after the filing thereof with the Trustee, the summaries of information, documents and reports required to be filed by CNH Global, if any, pursuant to this Indenture as may be required by rules and regulations prescribed from time to time by the Commission.

Delivery to the Trustee of any such reports, certificates, information or documents or any annual reports, information, documents and other reports pursuant to Section 314(a) of the Trust Indenture Act is for informational purposes only and the Trustee’s receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including compliance by each of CNH Global and Case New Holland with any of its covenants hereunder (as to which the Trustee is entitled to rely exclusively on Officers’ Certificates).

In addition, for so long as any Notes remain outstanding, CNH Global shall furnish to the Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144(d)(A) under the Securities Act.

Section 4.03. Limitation on Secured Funded Debt.

CNH Global shall not, nor shall it permit any Restricted Subsidiary to, incur, issue, assume, guarantee or create any Secured Funded Debt, without effectively providing concurrently with the incurrence, issuance, assumption, guaranty or creation of any such Secured Funded Debt that the outstanding Notes (together with, if CNH Global shall so determine, any other Indebtedness of CNH Global or such Restricted Subsidiary then existing or thereafter created which is not subordinated to the outstanding Notes) shall be secured equally and ratably with (or prior to) such Secured Funded Debt, so long as such Secured Funded Debt will be secured by a Lien, unless, after giving effect thereto, the sum of the aggregate amount of all outstanding Secured Funded Debt of CNH Global and its Restricted Subsidiaries together with all Attributable Debt in respect of sale and leaseback transactions relating to a Principal Property (with the exception of Attributable Debt which is excluded pursuant to clauses (1) to (6) inclusive of Section 4.04 below), would not exceed 15% of Consolidated Net Tangible Assets of CNH Global and its Restricted Subsidiaries; provided, however, that this restriction will not apply to, and there will be excluded from Secured Funded Debt in any computation under this Section, Funded Debt secured by:

(1) Liens on property of any Person existing at the time such Person becomes a Subsidiary;

(2) Liens on property existing at the time of acquisition thereof or incurred within 180 days of the time of acquisition thereof (including, without limitation, acquisition through merger or consolidation) by CNH Global or any Restricted Subsidiary;

(3) Liens on property hereafter acquired (or constructed) by CNH Global or any Restricted Subsidiary and created prior to, at the time of, or within 270 days after such acquisition (including, without limitation, acquisition through merger or consolidation) (or the completion of such construction or commencement of commercial operation of such property, whichever is later) to secure or provide for the payment of all or any part of the purchase price (or the construction price) thereof;

(4) Liens in favor of CNH Global or any Restricted Subsidiary;

(5) Liens in favor of the United States of America, any State thereof or the District of Columbia, or any agency, department or other instrumentality thereof, to secure partial, progress, advance or other payments pursuant to any contract or provisions of any statute;

(6) Liens incurred or assumed in connection with the issuance of revenue bonds the interest on which is exempt from Federal income taxation pursuant to Section 103(a) of the Internal Revenue Code of 1954, as amended;

(7) Liens securing the performance of any contract or undertaking not directly or indirectly in connection with the borrowing of money, the obtaining of advances or credit or the securing of Funded Debt, if made and continuing in the ordinary course of business;

(8) Liens incurred (no matter when created) in connection with CNH Global’s or a Restricted Subsidiary’s engaging in leveraged or single-investor lease transactions; provided, however, that the instrument creating or evidencing any borrowings secured by such Lien will provide that such borrowings are payable solely out of the income and proceeds of the property subject to such Lien and are not a general obligation of CNH Global or such Restricted Subsidiary;

(9) Liens under workers’ compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts or deposits to secure public or statutory obligations of CNH Global or any Restricted Subsidiary, or deposits of cash or obligations of the United States of America to secure surety and appeal bonds to which CNH Global or any Restricted Subsidiary is a party or in lieu of such bonds, or pledges or deposits for similar purposes in the ordinary course of business, or Liens imposed by law, such as laborers’ or other employees’, carriers’, warehousemen’s, mechanics’, materialmen’s and vendors’ Liens and Liens arising out of judgments or awards against CNH Global or any Restricted Subsidiary with respect to which CNH Global or such Restricted Subsidiary at the time shall be prosecuting an appeal or proceedings for review and with respect to which it shall have secured a stay of execution pending such appeal or proceedings for review, or Liens for taxes not yet subject to penalties for nonpayment or the amount or validity of which is being in good faith contested by appropriate proceedings by CNH Global or any Restricted Subsidiary, as the case may be, or minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions or Liens as to the use of real properties, which Liens, exceptions, encumbrances, easements, reservations, rights and restrictions do not, in the opinion of CNH Global, in the aggregate materially detract from the value of said properties or materially impair their use in the operation of the business of CNH Global and its Restricted Subsidiaries;

(10) Liens incurred to finance construction, alteration or repair of any Principal Property and improvements thereto prior to or within 270 days after completion of such construction, alteration or repair; or

(11) any extension, renewal, refunding or replacement of the foregoing.

Section 4.04. Limitations on Sales and Leasebacks.

CNH Global shall not, nor shall it permit any Restricted Subsidiary to, enter into any arrangement with any Person providing for the leasing by CNH Global or any Restricted Subsidiary of any Principal Property of CNH Global or any Restricted Subsidiary, which Principal Property has been or is to be sold or transferred by CNH Global or such Restricted Subsidiary to such Person (a “sale and leaseback transaction”) unless, after giving effect thereto, the aggregate amount of all Attributable Debt with respect to all such sale and leaseback transactions plus all Secured Funded Debt (with the exception of Funded Debt secured by liens which is excluded pursuant to clauses (1) to (11) inclusive of Section 4.03) would not exceed 15% of Consolidated Net Tangible Assets. This Section 4.04 shall not apply to, and there shall be excluded from Attributable Debt in any computation under such restriction or under Section 4.03, Attributable Debt with respect to any sale and leaseback transaction if:

(1) CNH Global or a Restricted Subsidiary is permitted to create Funded Debt secured by a Lien pursuant to clauses (1) to (11) inclusive of Section 4.03 on the Principal Property to be leased, in an amount equal to the Attributable Debt with respect to such sale and leaseback transaction, without equally and ratably securing the Notes;

(2) CNH Global or a Restricted Subsidiary, within 270 days after the sale or transfer shall have been made by CNH Global or a Restricted Subsidiary, shall apply an amount in cash equal to the greater of (i) the net proceeds of the sale or transfer of the Principal Property leased pursuant to such arrangement or (ii) the fair market value of the Principal Property so leased at the time of entering into such arrangement (as determined by the President, the Chief Financial Officer or the Treasurer of CNH Global) to the retirement of Secured Funded Debt of CNH Global or any Restricted Subsidiary (other than Secured Funded Debt owned by CNH Global or any Restricted Subsidiary); provided, however, that no retirement referred to in this clause (2) may be effected by payment at maturity or pursuant to any mandatory sinking fund payment or any mandatory prepayment provision of Secured Funded Debt;

(3) CNH Global or a Restricted Subsidiary applies the net proceeds of the sale or transfer of the Principal Property leased pursuant to such transaction to investment in another Principal Property within 270 days prior or subsequent to such sale or transfer; provided, however, that this exception shall apply only if such proceeds invested in such other Principal Property shall not exceed the total acquisition, repair, alteration and construction cost of CNH Global or any Restricted Subsidiary in such other Principal Property less amounts secured by any purchase money or construction mortgages on such Principal Property;

(4) the effective date of any such arrangement is within 270 days of the acquisition of the Principal Property (including, without limitation, acquisition by merger or consolidation) or the completion of construction and commencement of operation thereof, whichever is later;

(5) the lease in such sale and leaseback transaction is for a period, including renewals, of not more than three years; or

(6) the sale and leaseback transaction is entered into between CNH Global and a Restricted Subsidiary or between Restricted Subsidiaries.

Section 4.05. Limitations on Funded Debt of Certain Restricted Subsidiaries.

CNH Global shall not permit any Non-Guarantor Restricted Subsidiary (other than Case New Holland or any Credit Subsidiary) to incur, issue, assume, guarantee or create any Funded Debt, unless after giving effect thereto, the sum of the aggregate amount of all outstanding Funded Debt of the Non-Guarantor Restricted Subsidiaries (other than Case New Holland and the Credit Subsidiaries) would not exceed 15% of Consolidated Industrial Tangible Assets; provided, however, that this Section 4.05 will not apply to, and there will be excluded from, Funded Debt in any computation under this Section 4.05, (i) Funded Debt of any Person existing at the time such Person becomes a Restricted Subsidiary and (ii) Indebtedness among CNH Global and its Restricted Subsidiaries and Indebtedness between Restricted Subsidiaries; provided, further, that this Section 4.05 shall not prohibit the incurrence of Indebtedness in connection with any extension, renewal, refinancing, replacement or refunding (including successive extensions, renewals, refinancings, replacements and refundings), in whole or in part, of any Indebtedness of the Restricted Subsidiaries (provided that the principal amount of such Indebtedness being extended, renewed, refinanced, replaced or refunded is not increased) but any such Indebtedness shall be included in the computation of Funded Debt under this Section 4.05.

Section 4.06. Issuance of Subsidiary Guarantees.

CNH Global shall not cause or permit any of its Subsidiaries (other than Case New Holland), directly or indirectly, to guarantee the obligation of Case New Holland or any other Person under the 2014 Notes unless such Subsidiary:

(1) executes and delivers to the Trustee a supplemental indenture substantially in the form of Exhibit E hereto pursuant to which such Subsidiary shall unconditionally Guarantee all of Case New Holland’s obligations under the Notes and this Indenture on the terms set forth in this Indenture; and

(2) delivers to the Trustee an Opinion of Counsel (which may contain customary exceptions) that such supplemental indenture substantially in the form of Exhibit E hereto has been duly authorized, executed and delivered by such Subsidiary and such supplemental indenture and Guarantee constitute legal, valid, binding and enforceable obligations of such Subsidiary.

Thereafter, such Subsidiary shall be a Guarantor for all purposes of this Indenture until such Guarantee is released in accordance with the provisions of Section 10.06 hereof. CNH Global may cause any other Subsidiary of CNH Global to issue a Guarantee and become a Guarantor.

Section 4.07. Change of Control Triggering Event.

Upon the occurrence of a Change of Control Triggering Event, each Holder will have the right to require that Case New Holland purchase all or a portion of such Holder’s Notes pursuant to the offer described below (the “Change of Control Offer”), at a purchase price equal to 101% of the principal amount thereof plus accrued interest, if any, thereon to the date of purchase (the “Change of Control Payment”) in accordance with the procedures set forth below.

Within 30 days following the date on which the Change of Control Triggering Event occurs, Case New Holland must send by first-class mail, a notice to each Holder, with a copy to the Trustee, which notice shall govern the terms of the Change of Control Offer. Such notice shall state:

(1) that the Change of Control Offer is being made pursuant to this Section 4.07 and that all Notes tendered shall be accepted for payment;

(2) the Change of Control Payment and the purchase date (which shall be a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed (the “Change of Control Payment Date”));

(3) that any Note not tendered shall continue to accrue interest;

(4) that, unless Case New Holland defaults in the payment of the Change of Control Payment, any Notes accepted for payment pursuant to the Change of Control Offer shall cease to accrue interest after the Change of Control Payment Date;

(5) that Holders accepting the offer to have their Notes purchased pursuant to a Change of Control Offer shall be required to surrender the Notes, with the form entitled “Option of the Holder to Elect Purchase” on the reverse of the Note completed, to the Paying Agent at the address specified in the notice prior to the close of business on the third Business Day preceding the Change of Control Payment Date;

(6) that Holders shall be entitled to withdraw their acceptance if the Paying Agent receives, not later than the close of business on the third Business Day preceding the Change of Control Payment Date, a telegram, telex, facsimile transmission or letter setting forth the name of the Holder, the principal amount of the Notes delivered for purchase, and a statement that such Holder is withdrawing his election to have such Notes purchased;

(7) that Holders whose Notes are being purchased only in part shall be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered;

(8) any other procedures that a Holder must follow to accept a Change of Control Offer or effect withdrawal of such acceptance; and

(9) the name and address of the Paying Agent.

On the Change of Control Payment Date, Case New Holland shall, to the extent lawful, (1) accept for payment all Notes or portions of Notes properly tendered pursuant to the Change of Control Offer, (2) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions of Notes properly tendered, and (3) deliver or cause to be delivered to the Trustee the Notes properly accepted together with an Officers’ Certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by Case New Holland.

The Paying Agent shall as promptly as practicable mail to each Holder of Notes properly tendered the Change of Control Payment for such Notes, and the Trustee shall as promptly as practicable authenticate and mail to each Holder a new Note in principal amount equal to any unpurchased portion of the Notes surrendered, if any; provided however, that each such new Note shall be in a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof.

Case New Holland shall comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations to the extent such laws and regulations are applicable in connection with a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of this Section 4.07, Case New Holland shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the provisions of this Section 4.07 by virtue thereof.

Section 4.08. Payments for Consent.

CNH Global shall not, and shall not cause or permit any Subsidiary to, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any Holder for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of this Indenture, the Notes or the Guarantees unless such consideration is offered to be paid to all Holders who so consent, waive or agree to amend in the time frame set forth in solicitation documents relating to such consent, waiver or amendment.

Section 4.09. Additional Amounts.

(a) All payments made by CNH Global or any Foreign Subsidiary Guarantor under or with respect to a Guarantee shall be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) (hereinafter, “Taxes”) imposed or levied by or on behalf of the government of the United States, The Netherlands or any other jurisdiction in which CNH Global or any Foreign Subsidiary Guarantor is organized, resident or doing business for tax purposes or within or through which payment is made or any political subdivision or taxing authority or agency thereof or therein (any of the aforementioned being a “Taxing Jurisdiction”), unless CNH Global or such Guarantor is required to withhold or deduct any such Taxes by law or by the interpretation or administration thereof.

(b) If CNH Global or any Foreign Subsidiary Guarantor is so required to withhold or deduct any amount for or on account of Taxes from any payment made under or with respect to a Guarantee, CNH Global or such Guarantor, as applicable, shall pay such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by the Holder of such Note (including Additional Amounts) after such withholding or deduction of such Taxes shall not be less than the amount such Holder would have received if such Taxes had not been required to be withheld or deducted; provided, however, that notwithstanding the foregoing, Additional Amounts will not be paid with respect to:

(1) any Taxes that would not have been so imposed, deducted or withheld but for the existence of any present or former connection between the Holder or beneficial owner of a Note (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of power over, the Holder or beneficial owner of such Note, if the Holder or beneficial owner is an estate, nominee, trust, partnership or corporation) and the relevant Taxing Jurisdiction (other than the mere receipt of such payment or the ownership or disposition of a Note or the execution, delivery, registration or enforcement of such Note), including U.S. federal income tax imposed because the Holder or beneficial owner (i) is a citizen or resident of the United States, (ii) is engaged in a trade or business in the United States or (iii) has a permanent establishment in the United States;

(2) any estate, inheritance, gift, sales, excise, transfer or personal property tax or similar tax, assessment or governmental charge, subject to Section 4.09(f);

(3) any Taxes payable otherwise than by deduction or withholding from payments under or with respect to the Guarantee of such Note;

(4) any Taxes that would not have been so imposed, deducted or withheld if the Holder or beneficial owner of the Note or beneficial owner of any payment on the Guarantee of such Note had (i) made a declaration of non-residence, or any other claim or filing for exemption, to which it is legally entitled or (ii) complied with any certification, identification, information, documentation or other reporting requirement (that the Holder or beneficial owner was legally eligible to comply with) concerning the nationality, residence, identity or connection with the relevant Taxing Jurisdiction of such Holder or beneficial owner of such Note or any payment on such Note (provided that (x) such declaration of non-residence or other claim or filing for exemption or such compliance is required by the applicable law of the Taxing Jurisdiction as a precondition to exemption from, or reduction in the rate of the imposition, deduction or withholding of, such Taxes and (y) at least 30 days prior to the first payment date with respect to which such declaration of non-residence or other claim or filing for exemption or such compliance is required under the applicable law of the Taxing Jurisdiction, Holders at that time have been notified by CNH Global, any Foreign Subsidiary Guarantor or any other person through whom payment may be made that a declaration of non-residence or other claim or filing for exemption or such compliance is required to be made);

(5) any Taxes that would not have been so imposed, deducted or withheld if the Holder had presented the Note for payment within 30 days after the date on which such payment on such Note became due and payable or the date on which payment thereof is duly provided for, whichever is later (except to the extent that the Holder would have been entitled to Additional Amounts had the Note been presented on the last day of such 30-day period);

(6) any Taxes attributable to any payment to any Holder that is a fiduciary or partnership or any person other than the sole beneficial owner of such payment or Note, to the extent that a beneficiary or settlor with respect to such fiduciary, a member of such partnership or the beneficial owner of such payment or Note would not have been entitled to the Additional Amounts had such beneficiary, settlor, member or beneficial owner been the actual Holder of such Note;

(7) any Taxes, withholding or deduction of which is imposed on a payment to an individual and is required to be made pursuant to Council Directive 2003/48/EC of June 3, 2003 or any Directive implementing the conclusions of the ECOFIN Council meetings on November 26-27, 2000 on taxation of savings income in the form of interest payments or any law implementing or complying with, or introduced in order to conform to, that Directive; or

(8) any U.S. Federal withholding taxes charge imposed solely because the Holder (i) is a “10-percent shareholder” of Case New Holland as defined in Section 871(h)(3) of the United States Internal Revenue Code of 1986, as amended, or any successor provision or (ii) is a bank receiving payments on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business; or

(9) any combination of items (1) through (8) above.

(c) The foregoing provisions shall survive any termination or discharge of this Indenture and shall apply mutatis mutandis to any Taxing Jurisdiction with respect to any successor Person to CNH Global or a Foreign Subsidiary Guarantor.

(d) CNH Global or the applicable Foreign Subsidiary Guarantor shall also make any applicable withholding or deduction and remit the full amount deducted or withheld to the relevant authority in accordance with applicable law. CNH Global or the applicable Foreign Subsidiary Guarantor shall furnish to the Trustee, within 30 days after the date the payment of any Taxes deducted or withheld is due pursuant to applicable law, certified copies of tax receipts or, if such tax receipts are not reasonably available to CNH Global or such Foreign Subsidiary Guarantor, such other documentation that provides reasonable evidence of such payment by CNH Global or such Foreign Subsidiary Guarantor. Copies of such receipts or other documentation shall be made available to the Holders or the Paying Agent, as applicable, upon request.

(e) At least 30 days prior to each date on which any payment under or with respect to any Notes is due and payable, if CNH Global or any Foreign Subsidiary Guarantor will be obligated to pay Additional Amounts with respect to such payment, CNH Global or such Foreign Subsidiary Guarantor shall deliver to the Trustee and the Paying Agent (if other than the Trustee) an Officers’ Certificate stating the fact that such Additional Amounts shall be payable and the amounts so payable and shall set forth such other information necessary to enable such Trustee and the Paying Agent to pay such Additional Amounts to Holders of such Notes on the payment date (unless the obligation to pay Additional Amounts arises after the 30th day prior to such date, in which case the foregoing documentation shall be provided promptly thereafter). Each Officers’ Certificate shall be relied upon until receipt of a further Officers’ Certificate addressing such matters.

(f) CNH Global and the Foreign Subsidiary Guarantors shall pay any present or future stamp, court or documentary taxes or any other excise or property taxes, charges or similar levies, including penalties, interest and other liabilities related thereto that arise in any jurisdiction from the execution, delivery, enforcement, receipt of any payment thereto, or registration of their respective Guarantees of the Notes, this Indenture or any other document or instrument in relation thereto, excluding all such taxes, charges or similar levies imposed by any jurisdiction that is not a Taxing Jurisdiction, and CNH Global and the Foreign Subsidiary Guarantors agree to indemnify the Holders of the Notes for any such non-excluded taxes paid by such Holders.

Section 4.10. Waiver of Stay, Extension or Usury Laws.

CNH Global and Case New Holland covenant (to the extent that they may lawfully do so) that they will not at any time insist upon, or plead (as a defense or otherwise) or in any manner whatsoever claim or take the benefit or advantage of, any stay or extension law or any usury law or other law which would prohibit or forgive Case New Holland from paying all or any portion of the principal of, premium, if any, and/or interest on the Notes as contemplated herein, wherever enacted, now or at any time hereafter in force, or which may affect the covenants or the performance of this Indenture; and (to the extent that they may lawfully do so) CNH Global and Case New Holland hereby expressly waive all benefit or advantage of any such law, and covenant that they will not hinder, delay or impede the execution of any power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law had been enacted.

Section 4.11. Compliance Certificate; Notice of Default; Tax Information.

(a) CNH Global shall deliver to the Trustee, within 90 days after the end of its fiscal year an Officers’ Certificate (one of the signers of which shall be the principal executive officer, principal financial officer or principal accounting officer of Case New Holland) stating that a review of the activities of CNH Global and its Subsidiaries during such fiscal year has been made under the supervision of the signing Officers with a view to determining whether CNH Global and Case New Holland have kept, observed, performed and fulfilled their obligations under this Indenture, and further stating, as to each such Officer signing such certificate, that to the best of his or her knowledge CNH Global and Case New Holland have kept, observed, performed and fulfilled each and every covenant contained in this Indenture and are not in default in the performance or observance of any of the terms, provisions and conditions hereof (or, if a Default or Event of Default shall have occurred, describing all or such Defaults or Events of Default of which he or she may have knowledge and what action each is taking or proposes to take with respect thereto) and that to the best of his or her knowledge no event has occurred and remains in existence by reason of which payments on account of the principal of or interest, if any, on the Notes are prohibited or if such event has occurred, a description of the event and what action CNH Global and Case New Holland are taking or proposes to take with respect thereto. The Officers’ Certificate shall also notify the Trustee should Case New Holland elect to change the manner in which it fixes its fiscal year end.

(b) (i) If any Default or Event of Default has occurred and is continuing or (ii) if any Holder seeks to exercise any remedy hereunder with respect to a claimed default under this Indenture or the Notes, Case New Holland shall deliver to the Trustee, at its address set forth in Section 11.02 hereof, by registered or certified mail or facsimile transmission followed by hard copy by overnight courier, registered or certified mail an Officers’ Certificate specifying such Default or Event of Default, notice or other action, the status thereof and what action CNH Global and Case New Holland are taking or propose to take within five Business Days of their becoming aware of such occurrence.

(c) Case New Holland, or one of its representatives, agents or employees, shall calculate and deliver to the Trustee all original issue discount information to be reported by the Trustee to Holders as required by applicable law.

Section 4.12. Payment of Taxes and Other Claims.

CNH Global shall pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (i) all material taxes, assessments and governmental charges (including withholding taxes and any penalties, interest and additions to taxes) levied or imposed upon it or any of its Subsidiaries or properties of it or any of its Subsidiaries and (ii) all lawful claims for labor, materials and supplies that, if unpaid, might by law become a Lien upon the property of it or any of its Subsidiaries; provided, however, that CNH Global shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings properly instituted and diligently conducted for which adequate reserves, to the extent required under GAAP, have been taken.

Section 4.13. Maintenance of Office or Agency.

Case New Holland shall maintain an office or agency in the Borough of Manhattan, The City of New York where Notes may be surrendered for registration of transfer or exchange or for presentation for payment and where notices and demands to or upon Case New Holland in respect of the Notes and this Indenture may be served. Case New Holland shall give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency. If at any time Case New Holland shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the New York City address of the Trustee at its Corporate Trust Office.

Case New Holland may also from time to time designate one or more other offices or agencies where the Notes may be presented or surrendered for any or all such purposes and may from time to time rescind such designations. Case New Holland shall give prompt written notice to the Trustee of such designation or rescission and of any change in the location of any such other office or agency.

Case New Holland hereby initially designates the Corporate Trust Office of the Trustee set forth in Section 11.02 hereof as such office of Case New Holland.

Section 4.14. Corporate Existence.

Subject to Article 5 hereof, CNH Global and Case New Holland shall each do or cause to be done all things necessary to preserve and keep in full force and effect (i) its corporate existence, and the corporate, partnership or limited liability company or other existence of each Subsidiary, in accordance with the respective organizational documents (as the same may be amended from time to time) of each Subsidiary and (ii) the material rights (charter and statutory), licenses and franchises of CNH Global and Case New Holland and their respective Subsidiaries except where the failure to preserve and keep in full force and effect any such rights, licenses and franchise shall not have a material adverse effect on the financial condition, business, operations or prospects of CNH Global and its Subsidiaries taken as a whole; and provided that CNH Global shall not be required to preserve any such right, license or franchise, or the corporate, limited liability company, partnership or other existence of any of its Subsidiaries (other than Case New Holland), if the Board of Directors of CNH Global shall determine that the preservation thereof is no longer desirable in the conduct of the business of CNH Global and its Subsidiaries, taken as a whole, and that the loss thereof is not adverse in any material respect to the Holders.

Section 4.15. Compliance with Laws.

CNH Global shall comply, and shall cause each of its Subsidiaries to comply, with all applicable statutes, rules, regulations, orders and restrictions of the United States of America, all states and municipalities thereof, and of any governmental department, commission, board, regulatory authority, bureau, agency and instrumentality of the foregoing, in respect of the conduct of their respective businesses and the ownership of their respective properties, except for such noncompliances as would not in the aggregate have a material adverse effect on the financial condition or results of operations of CNH Global and its Subsidiaries taken as a whole.

Section 4.16. Maintenance of Properties and Insurance.

(a) CNH Global shall cause all material properties owned by or leased by it or any of its Subsidiaries used or useful to the conduct of CNH Global’s business or the business of any of its Subsidiaries to be maintained and kept in normal condition, repair and working order and supplied with all necessary equipment and shall cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in its judgment may be necessary, so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided, however, that nothing in this Section 4.16 shall prevent CNH Global or any of its Subsidiaries from discontinuing the use, operation or maintenance of any of such properties, or disposing of any of them, if such discontinuance or disposal is, in the judgment of the Board of Directors of CNH Global or of the Board of Directors of any Subsidiary of CNH Global concerned, or of an officer (or other agent employed by CNH Global or of any of its Subsidiaries) of CNH Global or any of its Subsidiaries having managerial responsibility for any such property, desirable in the conduct of the business of CNH Global or any Subsidiary of CNH Global, and if such discontinuance or disposal is not adverse in any material respect to the Holders.

(b) CNH Global shall maintain, and shall cause its respective Subsidiaries to maintain, insurance with responsible carriers against such risks and in such amounts, and with such deductibles, retentions, self-insured amounts and co-insurance provisions, as are customarily carried by similar businesses of similar size, including property and casualty loss, workers’ compensation and interruption of business insurance.

ARTICLE 5

SUCCESSOR CORPORATION

Section 5.01. Limitation on Merger, Consolidation and Sale of Assets.

(a) Neither CNH Global nor Case New Holland shall consolidate with or merge into any other Person or convey, transfer or lease its properties and assets substantially as an entirety to any Person, and neither CNH Global nor Case New Holland shall permit any Person to consolidate with or merge into CNH Global or Case New Holland or convey, transfer or lease its properties and assets substantially as an entirety to CNH Global or Case New Holland, unless:

(1)(A) if CNH Global shall consolidate with or merge into another Person or convey, transfer or lease its properties and assets substantially as an entirety to any Person, the Person formed by such consolidation or into which CNH Global is merged or the Person which acquires by conveyance or transfer, or which leases, the properties and assets of CNH

Global substantially as an entirety shall be a Person organized and validly existing under the laws of a member state of the European Union (as it exists on the Issue Date), the United States of America, any State thereof or the District of Columbia; and shall expressly assume, by a supplemental indenture substantially in the form of Exhibit E hereto, executed and delivered to the Trustee, in form satisfactory to the Trustee, all obligations of CNH Global under this Indenture, CNH Global’s Guarantee and the Registration Rights Agreement;

(B) if Case New Holland shall consolidate with or merge into another Person or convey, transfer or lease its properties and assets substantially as an entirety to any Person, the Person formed by such consolidation or into which Case New Holland is merged or the Person which acquires by conveyance or transfer, or which leases, the properties and assets of Case New Holland substantially as an entirety shall be a Person organized and validly existing under the laws of the United States of America, any State thereof or the District of Columbia and shall expressly assume, by a supplemental indenture substantially in the form of Exhibit E hereto, executed and delivered to the Trustee, in form satisfactory to the Trustee, the due and punctual payment of the principal of and any premium and interest on the Notes and the performance or observance of every covenant of this Indenture on the part of Case New Holland to be performed or observed and shall expressly assume all obligations of Case New Holland under the Registration Rights Agreement, provided that if such successor Person is not a corporation there must at all times be a joint and several co-issuer of the Notes that is a wholly-owned Subsidiary of such successor Person that (I) is a corporation organized and validly existing under the laws of any jurisdiction described above in this clause (B) and (II) has no liabilities and engages in no activities other than its obligations under the Notes and activities incidental thereto;

(2) immediately after giving effect to such transaction and treating any indebtedness which becomes an obligation of CNH Global or a Subsidiary as a result of such transaction as having been incurred by CNH Global or such Subsidiary at the time of such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing;

(3) if, as a result of any such consolidation or merger or such conveyance, transfer or lease, properties or assets of CNH Global or any Subsidiary would become subject to a mortgage, pledge, lien, security interest or other encumbrance which would not be permitted by this Indenture, CNH Global or such successor Person, as the case may be, shall take such steps as shall be necessary effectively to secure the Notes equally and ratably with (or prior to) all indebtedness secured thereby; and

(4) CNH Global has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger, conveyance, transfer or lease and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture, substantially in the form of Exhibit E hereto, comply with the applicable provisions of this Indenture and that all conditions precedent in this Indenture relating to such transaction have been complied with.

(b) For purposes of the foregoing, the conveyance, transfer or lease of all or substantially as an entirety the properties or assets of one or more Subsidiaries, the Capital Stock of which constitutes all or substantially as an entirety the properties and assets of either CNH Global or Case New Holland shall be deemed to be the transfer of all or substantially as an entirety the properties and assets of CNH Global or Case New Holland, as the case may be.

(c) No Guarantor (other than CNH Global or a Guarantor whose Guarantee is to be released in accordance with the terms of the Guarantee and this Indenture) shall consolidate with or merge into any other Person or convey, transfer or lease its properties and assets substantially as an entirety to any Person, and CNH Global shall not permit any Person to consolidate with or merge into any other Guarantor or convey, transfer or lease its properties and assets substantially as an entirety to any other Guarantor, unless:

(1) if such Guarantor shall consolidate with or merge into another Person or convey, transfer or lease its properties and assets substantially as an entirety to any Person, the Person formed by such consolidation or into which such Guarantor is merged or the Person which acquires by conveyance or transfer, or which leases, the properties and assets of such Guarantor substantially as an entirety shall be organized and validly existing under the laws of (x) if such Guarantor is organized and existing under the laws of the United States or any State thereof or the District of Columbia, the United States or any State thereof or the District of Columbia; (y) if such Guarantor is organized and existing under the laws of a member state of the European Union (as it exists on the Issue Date), (i) a member state of the European Union (as it exists on the Issue Date) or (ii) the United States or any State thereof or the District of Columbia; or (z) if such Guarantor is organized and existing under the laws of any other jurisdiction (i) a member state of the European Union (as it exists on the Issue Date), (ii) the United States or any State thereof or the District of Columbia or (iii) the jurisdiction of organization or existence of the Guarantor to which such consolidation or merger relates and in each case, shall expressly assume, by a supplemental indenture substantially in the form of Exhibit E hereto , all of the obligations of such Guarantor under this Indenture, such Guarantor’s Guarantee and the Registration Rights Agreement;

(2) immediately after giving effect to such transaction and treating any indebtedness which becomes an obligation of such Guarantor as a result of such transaction as having been incurred by such Guarantor at the time of such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing;

(3) if, as a result of any such consolidation or merger or such conveyance, transfer or lease, properties or assets of such Guarantor would become subject to a mortgage, pledge, lien, security interest or other encumbrance which would not be permitted by this Indenture, such Guarantor or such successor Person, as the case may be, shall take such steps as shall be necessary effectively to secure its Guarantee of the Notes equally and ratably with (or prior to) all indebtedness secured thereby; and

(4) such Guarantor shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger, conveyance, transfer or lease and, if a supplemental indenture, substantially in the form of Exhibit E hereto, is required in connection with such transaction, such supplemental indenture comply with the applicable provisions of this Indenture and that all conditions precedent therein provided for relating to such transaction have been complied with.

(d) For the avoidance of doubt, notwithstanding anything to the contrary in this Indenture, the disposition of all or any portion of the Financial Services Business, including without limitation through the disposition of all or any portion of the Capital Stock of any Financial Services Subsidiary, or all or any portion of their respective assets or properties, shall not under any circumstances constitute a conveyance or transfer substantially as an entirety, or a sale of all or substantially all, of the properties or assets of CNH Global, Case New Holland or any Guarantor, for any purposes whatsoever under this Indenture or the Notes.

Section 5.02. Successor Person Substituted.

(a) Upon any consolidation of CNH Global or Case New Holland with, or merger of CNH Global or Case New Holland into, any other Person or any conveyance, transfer or lease of the properties and assets of CNH Global or Case New Holland substantially as an entirety in accordance with the foregoing, the successor Person formed by such consolidation or into which CNH Global or Case New Holland is merged or to which such conveyance, transfer or lease is made shall succeed to, and be substituted for, and may exercise every right and power of, CNH Global or Case New Holland, as the case may be, under this Indenture with the same effect as if such successor Person had been named as CNH Global or Case New Holland, as the case may be, herein; and in the event of any such conveyance, transfer or lease, CNH Global or Case New Holland, as the case may be (which term shall for this purpose mean the Person named as CNH Global or Case New Holland or any successor corporation which shall have theretofore become such in the manner prescribed above), shall be discharged from all liability under this Indenture and in respect of the Notes or its Guarantee, as the case may be, and be dissolved and liquidated.

(b) Upon any consolidation of a Guarantor with, or merger of such Guarantor into, any other Person or any conveyance, transfer or lease of the properties and assets of such Guarantor substantially as an entirety in accordance with the foregoing, the successor Person formed by such consolidation or into which such Guarantor is merged or to which such conveyance, transfer or lease is made shall succeed to, and be substituted for, and may exercise every right and power of such Guarantor under this Indenture with the same effect as if such successor Person had been a Guarantor under this Indenture; and in the event of any such conveyance, transfer or lease, such Guarantor (which term shall for this purpose mean the Person named as such Guarantor or any successor corporation which shall have theretofore become such in the manner prescribed above) shall be discharged from all liability under this Indenture and in respect of its Guarantee of the Notes, and be dissolved and liquidated.

ARTICLE 6

DEFAULTS AND REMEDIES

Section 6.01. Events of Default.

Each of the following is an “Event of Default”:

(a) the failure to pay interest on any Notes when the same becomes due and payable and the Default continues for a period of 30 days;

(b) the failure to pay the principal of any Notes, when such principal becomes due and payable, at maturity, upon redemption or otherwise (including the failure to make a payment to purchase Notes tendered pursuant to a Change of Control Offer);

(c) a Default in the observance or performance of any other covenant or agreement contained in this Indenture which Default continues for a period of 30 days after Case New Holland receives written notice specifying the Default from the Trustee or the Holders of at least 25% of the outstanding principal amount of the Notes (except in the case of a Default with respect to Section 5.01 which will constitute an Event of Default with such notice requirement but without such passage of time requirement);

(d) a Default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness of CNH Global, Case New Holland, any Restricted Subsidiary of CNH Global or Guarantor that, in the case of any such Restricted Subsidiary or Guarantor is a Significant Subsidiary or any group of Restricted Subsidiaries of CNH Global and/or Guarantors that, together would constitute a Significant Subsidiary (or the payment of which is guaranteed by CNH Global, Case New Holland or any such Restricted Subsidiary of CNH Global or Guarantor or group of Restricted Subsidiaries of CNH Global and/or Guarantors), whether such Indebtedness now exists or is created after the Issue Date, which Default (A) is caused by a failure to pay principal of such Indebtedness after any applicable grace period provided in such Indebtedness on the date of such default (a “payment default”) or (B) results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a payment default or the maturity of which has been so accelerated, aggregates $75.0 million;

(e) one or more judgments in an aggregate amount in excess of $75.0 million not covered by adequate insurance shall have been rendered against CNH Global, Case New Holland, any Restricted Subsidiary of CNH Global or Guarantor, that, in the case of any such Restricted Subsidiary or Guarantor is a Significant Subsidiary or group of Restricted Subsidiaries of CNH Global and/or Guarantors that, together, would constitute a Significant Subsidiary and such judgments remain undischarged, unpaid or unstayed for a period of 60 days after such judgment or judgments become final and nonappealable;

(f) CNH Global, Case New Holland, any Restricted Subsidiary of CNH Global or Guarantor that, in the case of such Restricted Subsidiary or Guarantor is a Significant Subsidiary or any group of Restricted Subsidiaries of CNH Global and/or Guarantors that together would constitute a Significant Subsidiary pursuant to or within the meaning of any Bankruptcy Law:

(A) commences a voluntary case,

(B) consents to the entry of an order for relief against it in an involuntary case,

(C) consents to the appointment of a Custodian of it or for all or substantially all of its property,

(D) makes a general assignment for the benefit of its creditors,

(E) generally is not able to pay its debts as they become due, or

(F) takes any corporate action to authorize or effect any of the foregoing;

(g) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(A) is for relief against CNH Global, Case New Holland, any Restricted Subsidiary of CNH Global or Guarantor that, in the case of such Restricted Subsidiary or Guarantor is a Significant Subsidiary or any group of Restricted Subsidiaries of CNH Global and/or Guarantors that together would constitute a Significant Subsidiary in an involuntary case,

(B) appoints a Custodian of CNH Global, Case New Holland, any Restricted Subsidiary of CNH Global or Guarantor that, in the case of such Restricted Subsidiary or Guarantor is a Significant Subsidiary or any group of Restricted Subsidiaries of CNH Global and/or Guarantors that together would constitute a Significant Subsidiary or for all or substantially all of the property of CNH Global, Case New Holland, any Restricted Subsidiary of CNH Global or Guarantor that, in the case of such Restricted Subsidiary or Guarantor is a Significant Subsidiary or any group of Restricted Subsidiaries of CNH Global and/or Guarantors that together would constitute a Significant Subsidiary, or

(C) orders the liquidation of CNH Global, Case New Holland, any Restricted Subsidiary of CNH Global or Guarantor that, in the case of such Restricted Subsidiary or Guarantor is a Significant Subsidiary or any group of Restricted Subsidiaries of CNH Global and/or Guarantors that together would constitute a Significant Subsidiary, and the order or decree remains unstayed and in effect for 60 days; and

(h) any Guarantee of any Guarantor ceases to be in full force and effect or any Guarantee of such Guarantor is declared to be null and void and unenforceable or any Guarantee of such Guarantor is found to be invalid or any Guarantor denies its liability under its Guarantee (other than by reason of release of such Guarantor in accordance with the terms of this Indenture).

The term “Bankruptcy Law” means Title 11, U.S. Code or any similar Federal, state or foreign law for the relief of debtors. The term “Custodian” means any receiver, trustee, assignee, liquidator or similar official under any Bankruptcy Law.

Section 6.02. Acceleration.

If an Event of Default (other than an Event of Default specified in Section 6.01(f) or (g)) shall occur and be continuing, the Trustee or the Holders of at least 25% in principal amount of outstanding Notes may declare the principal of, premium, if any, and accrued interest on all the Notes to be due and payable by notice in writing to Case New Holland and (if given by the Holders) the Trustee specifying the respective Events of Default and that it is a “notice of acceleration,” and the same shall become immediately due and payable; provided, however, that after such acceleration but before a judgment or decree based on such acceleration is obtained by the Trustee, the Holders of a majority in aggregate principal amount of outstanding Notes may rescind and annul such acceleration if

(1) the rescission would not conflict with any judgment or decree;

(2) all existing Events of Default, other than nonpayment of principal or interest that has become due solely because of the acceleration, have been cured or waived;

(3) to the extent the payment of such interest is lawful, interest on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid;

(4) Case New Holland has paid all sums paid or advanced by the Trustee hereunder and its reasonable compensation and reimbursed the Trustee for its expenses, disbursements and advances and those of its agents and counsel; and

(5) in the event of the cure or waiver of an Event of Default of the type described in Section 6.01(f) or (g) above, the Trustee shall have received an Officers’ Certificate and an Opinion of Counsel that such Event of Default has been cured or waived.

No such rescission shall affect any subsequent Default or impair any right consequent thereto. If an Event of Default specified in Section 6.01(f) or (g) occurs with respect to CNH Global or Case New Holland and is continuing, then all unpaid principal of, premium, if any, and accrued and unpaid interest on all of the outstanding Notes shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.

Section 6.03. Other Remedies.

If an Event of Default occurs and is continuing, the Trustee may pursue any available remedy by proceeding at law or in equity to collect the payment of principal of, or premium, if any, and interest on the Notes or to enforce the performance of any provision of the Notes or this Indenture and may take any necessary action requested of it as Trustee to settle, compromise, adjust or otherwise conclude any proceedings to which it is a party.

The Trustee may maintain a proceeding even if it does not possess any of the Notes or does not produce any of them in the proceeding. A delay or omission by the Trustee or any Holder in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. No remedy is exclusive of any other remedy. All available remedies are cumulative to the extent permitted by law.

Section 6.04. Waiver of Past Defaults and Events of Default.

Subject to Sections 2.09, 6.02, 6.07 and 8.02 hereof, the Holders of a majority in principal amount of the Notes then outstanding have the right to waive past Defaults under this Indenture except a Default in the payment of the principal of, or interest or premium, if any, on any Note as specified in clauses (a) and (b) of Section 6.01 or in respect of a covenant or a provision which cannot be modified or amended without the consent of all Holders as provided for in Section 8.02. Case New Holland shall deliver to the Trustee an Officers’ Certificate stating that the requisite percentage of Holders have consented to such waiver and attaching copies of such consents. In case of any such waiver, Case New Holland, the Trustee and the Holders shall be restored to their former positions and rights hereunder and under the Notes, respectively. This paragraph of this Section 6.04 shall be in lieu of Section 316(a)(1)(B) of the TIA and such Section 316(a)(1)(B) of the TIA is hereby expressly excluded from this Indenture and the Notes, as permitted by the TIA.

Upon any such waiver, such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured for every purpose of this Indenture, but no such waiver shall extend to any subsequent or other Default or Event of Default or impair any right consequent thereto.

Section 6.05. Control by Majority.

Subject to Section 2.09 hereof, the Holders of a majority in principal amount of the outstanding Notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee by this Indenture. The Trustee, however, may refuse to follow any direction that conflicts with law or this Indenture or that the Trustee determines may be unduly prejudicial to the rights of another Holder not taking part in such direction, and the Trustee shall have the right to decline to follow any such direction if the Trustee, being advised by counsel, determines that the action so directed may not lawfully be taken or if the Trustee in good faith shall, by a Trust Officer, determine that the proceedings so directed may involve it in personal liability; provided that the Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction. In the event the Trustee takes any action or follows any direction pursuant to this Indenture, the Trustee shall be entitled to indemnification reasonably satisfactory to it against any loss or expense caused by taking such action or following such direction. This Section 6.05 shall be in lieu of Section 316(a)(1)(A) of the TIA, and such Section 316(a)(1)(A) of the TIA is hereby expressly excluded from this Indenture and the Notes, as permitted by the TIA.

Section 6.06. Limitation on Suits.

Subject to Section 6.07 below, no Holder shall have any right to institute any proceeding with respect to this Indenture or any remedy thereunder unless:

(1) such Holder has given the Trustee written notice of a continuing Event of Default;

(2) the Holders of at least 25% in aggregate principal amount of the outstanding Notes have made a written request to the Trustee to pursue the remedy;

(3) such Holder or Holders offer to the Trustee security or indemnity reasonably satisfactory to the Trustee against any loss, liability or expense which may be incurred in compliance with such request;

(4) the Trustee fails to institute such proceeding within 60 calendar days after receipt of such notice and the offer of indemnity; and

(5) the Trustee has not received directions inconsistent with such written request during such 60-day period by the Holders of a majority in aggregate principal amount of the outstanding Notes.

A Holder may not use this Indenture to prejudice the rights of another Holder or to obtain a preference or priority over another Holder. The Trustee shall mail to all Holders any notice it receives from Holders under this Section.

Section 6.07. Rights of Holders to Receive Payment.

Notwithstanding any other provision of this Indenture, the right of any Holder to receive payment of principal of, or premium, if any, or accrued interest of any Note held by such Holder on or after the respective due dates expressed in such Note, or to bring suit for the enforcement of any such payment on or after such respective dates, is absolute and unconditional and shall not be impaired or affected without the consent of the Holder.

Section 6.08. Collection Suit by Trustee.

If an Event of Default occurs and is continuing, the Trustee may recover judgment in its own name and as trustee of an express trust against Case New Holland for the whole amount of unpaid principal, premium and accrued interest remaining unpaid, together with, to the extent that payment of such interest is lawful, interest on overdue principal and interest on overdue installments of interest, in each case at the rate set forth in Section 4.01 hereof, and such further amounts as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel.

Section 6.09. Trustee May File Proofs of Claim.

The Trustee may file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel) and the Holders allowed in any judicial proceedings relative to Case New Holland (or any other obligor upon the Notes), its creditors or its property and shall be entitled and empowered to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same after deduction of its charges and expenses to the extent that any such charges and expenses are not paid out of the estate in any such proceedings and any custodian in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Trustee, and in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due to it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 7.07 hereof. To the extent that the payment of any such compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 7.07 hereof out of the estate in any such proceeding, shall be denied for any reason, payment of the same shall be secured by a Lien on, and shall be paid out of, any and all distributions, dividends, money, securities and other properties that the Holders may be entitled to receive in such proceeding, whether in liquidation or under any plan of reorganization or arrangement or otherwise.

Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan or reorganization, arrangement, adjustment or composition affecting the Notes or the rights of any Holder thereof, or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceedings.

Section 6.10. Priorities.

Any money collected by the Trustee pursuant to this Article and any other money or property distributable in respect of Case New Holland’s obligations or any Guarantor’s obligations under this Indenture after an Event of Default shall be applied in the following order:

FIRST: to the Trustee (including any predecessor Trustee) for amounts due or reasonably anticipated to become due under Section 7.07 hereof, including payment of all compensation, expenses and liabilities incurred, and all advances made, by the Trustee and the costs and expenses of collection;

SECOND: if the Holders are forced to proceed against Case New Holland or any Guarantor directly without the Trustee, to Holders for their collection costs;

THIRD: to Holders for amounts due and unpaid on the Notes for principal, premium, if any, and interest as to each, ratably, without preference or priority of any kind, according to the amounts due and payable on the Notes; and

FOURTH: to Case New Holland or, to the extent the Trustee collects any amounts from any Guarantor, to such Guarantor.

The Trustee, upon prior written notice to Case New Holland, may fix a record date and payment date for any payment to Holders pursuant to this Section 6.10.

Section 6.11. Undertaking for Costs.

In any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Trustee for any action taken or omitted by it as Trustee, a court in its discretion may require the filing by any party litigant in the suit of an undertaking to pay the costs of the suit, and the court in its discretion may assess reasonable costs, including reasonable attorneys’ fees, against any party litigant in the suit, having due regard to the merits and good faith of the claims or defenses made by the party litigant. This Section 6.11 does not apply to a suit by the Trustee, a suit by a Holder pursuant to Section 6.07 hereof or a suit by Holders of more than 10% in principal amount of the Notes then outstanding.

ARTICLE 7

TRUSTEE

Section 7.01. Duties of Trustee.

(a) If an Event of Default has occurred and is continuing, the Trustee shall exercise such of the rights and powers vested in it by this Indenture and use the same degree of care and skill in their exercise thereof as a prudent person would exercise or use under the circumstances in the conduct of such person’s own affairs.

(b) Except during the continuance of an Event of Default:

(1) The Trustee need perform only those duties as are specifically set forth in this Indenture and no covenants or obligations shall be implied in this Indenture against the Trustee.

(2) In the absence of bad faith on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture. However, the Trustee shall examine the certificates and opinions which are specifically required to be delivered to the Trustee by any provision of this Indenture to determine whether or not they conform to the requirements of this Indenture.

(c) Notwithstanding anything to the contrary herein contained, the Trustee may not be relieved from liability for its own negligent action, its own negligent failure to act, or its own willful misconduct, except that:

(1) This paragraph does not limit the effect of paragraphs (b) or (d) of this Section 7.01.

(2) The Trustee shall not be liable for any error of judgment made in good faith by a Trust Officer, unless it is proved that the Trustee was negligent in ascertaining the pertinent facts.

(3) The Trustee shall not be liable with respect to any action it takes or omits to take in good faith in accordance with a direction received by it pursuant to Section 6.05 hereof.

(d) No provision of this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder, or in the exercise of any of its rights or powers, if it shall have reasonable grounds for believing that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it.

(e) Whether or not herein expressly provided, every provision of this Indenture that in any way relates to the Trustee is subject to paragraphs (a), (b), (c) and (d) of this Section 7.01.

(f) The Trustee shall not be liable for interest on any money or assets received by it except as the Trustee may agree in writing with Case New Holland. Assets held in trust by the Trustee need not be segregated from other assets except to the extent required by law.

(g) Unless otherwise specifically provided in this Indenture, any demand, request, direction or notice from Case New Holland shall be sufficient if signed by an Officer of Case New Holland.

(h) The Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled to examine the books, records and premises of Case New Holland, personally or by agent or attorney at the sole cost of Case New Holland and shall incur no liability or additional liability of any kind by reason of such inquiry or investigation.

(i) The rights, privileges, protections, immunities and benefits given to the Trustee, including, without limitation, its right to be compensated, reimbursed and indemnified, are extended to, and shall be enforceable by, the Trustee in each of its capacities hereunder, and each agent, custodian and other Person employed to act hereunder.

(j) The permissive right of the Trustee to take or refrain from taking any actions enumerated in this Indenture shall not be construed as a duty.

Section 7.02. Rights of Trustee.

Subject to Section 7.01 hereof:

(a) The Trustee may rely on any document reasonably believed by it to be genuine and to have been signed or presented by the proper person. The Trustee need not investigate any fact or matter stated in the document.

(b) Before the Trustee acts or refrains from acting with respect to any matters contemplated by this Indenture or the Notes it may consult with counsel and may require an Officers’ Certificate or an Opinion of Counsel, or both, which shall conform to the provisions of Section 11.05 hereof. The Trustee shall be protected and shall not be liable for any action it takes or omits to take in good faith in reliance on such certificate or opinion.

(c) The Trustee may act through attorneys and agents and shall not be responsible for the misconduct or negligence of any attorney or agent (other than an agent who is an employee of the Trustee) so long as the appointment of such agent was made with due care.

(d) The Trustee shall not be liable for any action it takes or omits to take in good faith which it reasonably believes to be authorized or within the discretion or rights or powers conferred upon it by this Indenture.

(e) The Trustee may consult with counsel of its selection, and the advice or opinion of such counsel, or any Opinion of Counsel, as to matters of law shall be full and complete authorization and protection from liability in respect of any action taken, omitted or suffered by it hereunder in good faith and in reliance thereon.

(f) The Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request or direction of any of the Holders pursuant to this Indenture, unless such Holders shall have offered to the Trustee security or indemnity satisfactory to the Trustee against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction.

(g) The Trustee may request that Case New Holland deliver an Officers’ Certificate setting forth the names of individuals and/or titles of officers authorized at such time to take specified actions pursuant to this Indenture, which Officers’ Certificate may be signed by any person authorized to sign an Officers’ Certificate, including any person specified as so authorized in any such certificate previously delivered and not superseded.

(h) The Trustee shall not be responsible or liable for any failure or delay in the performance of its obligations under this Indenture arising out of or caused, directly or indirectly, by circumstances beyond its reasonable control, including, without limitation, acts of God; earthquakes; fire; flood; terrorism; wars and other military disturbances; sabotage; epidemics; riots; interruptions; loss or malfunctions of utilities, computer (hardware or software) or communication services; accidents; labor disputes; acts of civil or military authority and governmental action.

(i) Anything in this Indenture notwithstanding, in no event shall the Trustee be liable for special, indirect, punitive or consequential loss or damage of any kind whatsoever (including but not limited to loss of profit), even if Case New Holland has been advised as to the likelihood of such loss or damage and regardless of the form of action.

Section 7.03. Individual Rights of Trustee.

The Trustee in its individual or any other capacity may become the owner or pledgee of Notes and may make loans to, accept deposits from, perform services for or otherwise deal with Case New Holland, or any Affiliates thereof, with the same rights it would have if it were not Trustee. Any Agent may do the same with like rights. The Trustee, however, shall be subject to Sections 7.10 and 7.11 hereof.

Section 7.04. Trustee’s Disclaimer.

The Trustee shall not be responsible for and makes no representation as to the validity or adequacy of this Indenture or the Notes, it shall not be accountable for Case New Holland’s use of the proceeds from the sale of Notes or any money paid to Case New Holland pursuant to the terms of this Indenture and it shall not be responsible for any statement of Case New Holland in this Indenture or the Notes other than the Trustee’s certificate of authentication. To the extent permitted by the TIA, the Trustee shall not be deemed to have a conflicting interest with respect to any other indenture of Case New Holland or any Guarantor by virtue of being a trustee under this Indenture.

Section 7.05. Notice of Defaults.

The Trustee shall not be deemed to have notice of any Default or Event of Default unless a Trust Officer of the Trustee has received written notice of such Default or Event of Default at the Corporate Trust Office of the Trustee.

Within 90 days after the occurrence of any Default or Event of Default hereunder, the Trustee shall transmit by mail to Holders of Notes, as their names and addresses appear in the Registrar, a notice of the Default or Event of Default known to the Trustee, unless such default or Event of Default shall have been cured or waived. Except in the case of a Default or an Event of Default in payment of principal of, premium or interest on, any Note, including an accelerated payment and the failure to make payment on the Change of Control Payment Date pursuant to a Change of Control Offer and, except in the case of a failure to comply with Article 5 hereof, the Trustee may withhold the notice if and so long as its Board of Directors, the executive committee of its Board of Directors or a committee of its directors and/or Trust Officers in good faith determines that withholding the notice is in the interest of the Holders. This Section 7.05 shall be in lieu of the proviso to Section 315(b) of the TIA, and such proviso of Section 315(b) of the TIA is hereby expressly excluded from this Indenture and the Notes, as permitted by the TIA.

Section 7.06. Reports by Trustee to Holders.

If required by TIA Section 313(a), within 60 days after May 15 of any year, commencing the May 15 following the date of this Indenture, the Trustee shall mail to each Holder a brief report dated as of such May 15 that complies with TIA Section 313(a). The Trustee also shall comply with TIA Section 313(b), (c) and (d).

Reports pursuant to this Section 7.06 shall be transmitted by mail:

(a) to all registered Holders, as the names and addresses of such Holders appear on the Registrar’s books; and

(b) to such Holder as have, within the two years preceding such transmission, filed their names and addresses with the Trustee for that purpose.

A copy of each report at the time of its mailing to Holders shall be filed with the Commission and each stock exchange, if any, on which the Notes are listed. Case New Holland shall promptly notify the Trustee when the Notes are listed on any stock exchange or of any delisting thereof.

Section 7.07. Compensation and Indemnity.

Case New Holland shall pay to the Trustee from time to time such compensation as shall be agreed in writing between Case New Holland and the Trustee for the Trustee’s services. The Trustee’s compensation shall not be limited by any law on compensation of a trustee of an express trust. Case New Holland shall reimburse the Trustee upon request for all reasonable fees and expenses, including out-of-pocket expenses incurred or made by it in connection with the performance of its duties under this Indenture or in connection with the collection of any funds. Such expenses shall include the reasonable fees and expenses of the Trustee’s agents and counsel.

Case New Holland shall indemnify each of the Trustee and its agents, employees, stockholders and directors and officers for, and hold them harmless against, any loss, liability or expense incurred by them (including attorney’s fees and expenses) arising out of or in connection with the administration of this trust including the reasonable costs and expenses of defending themselves against any claim or liability in connection with the exercise or performance of any of their rights, powers or duties hereunder, except for such actions to the extent caused by any negligence, bad faith or willful misconduct on their part. The Trustee shall notify Case New Holland promptly, in writing, of any claim asserted against the Trustee for which it may seek indemnity. At the Trustee’s sole discretion, Case New Holland shall defend the claim and the Trustee shall cooperate and may participate in the defense; provided that any settlement of a claim shall be approved in writing by the Trustee. Case New Holland need not pay for any settlement made without its written consent, which consent shall not be unreasonably withheld. Case New Holland need not reimburse any expense or indemnify against any loss or liability to the extent incurred by the Trustee through its negligence, bad faith or willful misconduct.

To secure Case New Holland’s payment obligations in this Section 7.07, the Trustee shall have a lien prior to the Notes on all assets or money held or collected by the Trustee, in its capacity as Trustee, except assets or money held in trust to pay principal of, premium or interest on particular Notes.

In addition and without prejudice to the rights provided to the Trustee under any provision of this Indenture, when the Trustee incurs expenses or renders services after an Event of Default specified in Section 6.01(f) or (g) hereof occurs, such expenses and the compensation for such services are intended to constitute expenses of administration under any Bankruptcy Law.

The obligation of Case New Holland under this Section 7.07 shall survive the resignation or removal of the Trustee and the termination or satisfaction and discharge of this Indenture.

“Trustee” for purposes of this Section shall include any predecessor Trustee and the Trustee in each of its capacities hereunder and to each agent, custodian and other person employed to act hereunder; provided, however, that the negligence, willful misconduct or bad faith of any Trustee hereunder shall not affect the rights of any other Trustee hereunder.

Section 7.08. Replacement of Trustee.

The Trustee may resign at any time by so notifying Case New Holland in writing. The Holders of a majority in principal amount of the outstanding Notes may remove the Trustee by so notifying the Trustee and Case New Holland in writing and may appoint a successor Trustee. Case New Holland may remove the Trustee at its election if:

(a) the Trustee fails to comply with Section 7.10 hereof;

(b) the Trustee is adjudged a bankrupt or an insolvent;

(c) a receiver or other public officer takes charge of the Trustee or its property; or

(d) the Trustee otherwise becomes incapable of acting.

If the Trustee resigns or is removed or if a vacancy exists in the office of Trustee for any reason (the Trustee in such event being referred to herein as the retiring Trustee), Case New Holland shall promptly appoint a successor Trustee. Within one year after the successor Trustee takes office, the Holders of a majority in principal amount of the Notes may appoint a successor Trustee to replace the successor Trustee appointed by Case New Holland.

A successor Trustee shall deliver a written acceptance of its appointment to the retiring Trustee and to Case New Holland. Immediately after that, the retiring Trustee shall transfer, after payment of all sums then owing to the Trustee pursuant to Section 7.07 hereof, all property held by it as Trustee to the successor Trustee, subject to the lien provided in Section 7.07 hereof, the resignation or removal of the retiring Trustee shall become effective, and the successor Trustee shall have the rights, powers and duties of the Trustee under this Indenture. A successor Trustee shall mail notice of its succession to each Holder.

If a successor Trustee does not take office within 60 days after the retiring Trustee resigns or is removed, the retiring Trustee, Case New Holland or the Holders of at least 10% in principal amount of the outstanding Notes may petition, at the expense of Case New Holland, any court of competent jurisdiction for the appointment of a successor Trustee.

If the Trustee fails to comply with Section 7.10 hereof, any Holder may petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.

Notwithstanding replacement of the Trustee pursuant to this Section 7.08, Case New Holland’s obligations under Section 7.07 hereof shall continue for the benefit of the retiring Trustee.

Section 7.09. Successor Trustee by Consolidation, Merger or Conversion.

If the Trustee consolidates with, merges or converts into, or transfers all or substantially all of its corporate trust business to, another corporation, subject to this Article 7, the successor corporation without any further act shall be the successor Trustee.

Section 7.10. Eligibility; Disqualification.

This Indenture shall always have a Trustee which shall be eligible to act as Trustee under TIA Sections 310(a)(1) and 310(a)(2). The Trustee shall have a combined capital and surplus of at least $100,000,000 as set forth in its most recent published annual report of condition. If the Trustee has or shall acquire any “conflicting interest” within the meaning of TIA Section 310(b), the Trustee and Case New Holland shall comply with the provisions of TIA Section 310(b); provided, however, that there shall be excluded from the operation of TIA Section 310(b)(1) any indenture or indentures under which other securities or certificates of interest or participation in other securities of Case New Holland are outstanding if the requirements for such exclusion set forth in TIA Section 310(b)(1) are met. If at any time the Trustee shall cease to be eligible in accordance with the provisions of this Section 7.10, the Trustee shall resign immediately in the manner and with the effect hereinbefore specified in this Article 7.

Section 7.11. Preferential Collection of Claims Against Case New Holland.

The Trustee shall comply with TIA Section 311(a), excluding any creditor relationship listed in TIA Section 311(b). A Trustee who has resigned or been removed shall be subject to TIA Section 311(a) to the extent indicated therein. The provisions of TIA Section 311 shall apply to Case New Holland as obligors of the Notes.

ARTICLE 8

AMENDMENTS, SUPPLEMENTS AND WAIVERS

Section 8.01. Without Consent of Holders.

Case New Holland and the Guarantors, when authorized by a Board Resolution, and the Trustee may amend or supplement this Indenture, the Notes or the Guarantees without notice to or consent of any Holder:

(1) to cure any ambiguity, defect or inconsistency; provided that such amendment or supplement does not, in the opinion of Case New Holland, adversely affect the rights of any Holder in any material respect;

(2) to provide for uncertificated Notes in addition to or in place of Certificated Notes;

(3) to comply with Article 5 hereof;

(4) to comply with any requirements of the Commission in order to effect or maintain the qualification of this Indenture under the TIA;

(5) to make any change that would provide any additional benefit or rights to the Holders;

(6) to add to the covenants of Case New Holland or a Guarantor for the benefit of the Holders, or to surrender any right or power herein conferred upon Case New Holland or any Guarantor;

(7) to secure the Notes pursuant to the requirements of Section 4.03 or otherwise;

(8) to reflect the release of a Guarantor from its obligations with respect to its Guarantee pursuant to Section 10.06 hereof;

(9) to make any other change that does not materially and adversely affect the rights of any Holder under this Indenture; or

(10) to provide for the issuance of Additional Notes.

Section 8.02. With Consent of Holders.

Subject to Section 6.07 hereof, Case New Holland and the Guarantors, when each is authorized by a Board Resolution of their respective Boards of Directors, and the Trustee may amend or supplement this Indenture or the Notes or the Guarantees with the written consent of the Holders of at least a majority in principal amount of the outstanding Notes. Subject to Section 6.07 hereof, the Holders of a majority in principal amount of the outstanding Notes may waive compliance by Case New Holland, or any Guarantor with any provision of this Indenture, the Notes, or the Guarantees. However, without the consent of each Holder affected, an amendment, supplement or waiver, including a waiver pursuant to Section 6.04 hereof, may not:

(1) reduce the percentage in principal amount of outstanding Notes whose Holders must consent to an amendment, supplement or waiver, or consent to take any action under this Indenture or the Notes;

(2) reduce the rate of or change or have the effect of changing the time for payment of interest, including defaulted interest, on any Notes;

(3) reduce the principal of or change or have the effect of changing the fixed maturity of any Notes, or change the date on which any Notes may be subject to redemption or repurchase, or reduce the redemption or repurchase price therefor;

(4) make any Note payable in money other than that stated in the Note or change the place of payment from New York, New York;

(5) make any change in provisions of this Indenture protecting the right of each Holder to receive payment of principal of, premium, if any, and interest on such Notes on or after the stated due date thereof or to bring suit to enforce such payment, or permitting Holders of a majority in principal amount of the then outstanding Notes to waive Defaults or Events of Default;

(6) amend, change or modify in any material respect the obligation of Case New Holland to make and consummate a Change of Control Offer after the occurrence of a Change of Control Triggering Event or, after such Change of Control Triggering Event has occurred, modify any of the provisions or definitions with respect thereto;

(7) modify or change any provision of this Indenture or the related definitions affecting the ranking of the Notes or any Guarantee in a manner which adversely affects the Holders; or

(8) release any Guarantor from any of its obligations under its Guarantee or this Indenture otherwise than in accordance with the terms of this Indenture.

After an amendment, supplement or waiver under this Section 8.02 becomes effective, Case New Holland shall mail to the Holders a notice briefly describing the amendment, supplement or waiver. Any failure of Case New Holland to mail such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such supplemental indenture substantially in the form of Exhibit E hereto.

Upon the request of Case New Holland, accompanied by a Board Resolution authorizing the execution of any such supplemental indenture substantially in the form of Exhibit E hereto, and upon the receipt by the Trustee of evidence reasonably satisfactory to the Trustee of the consent of the Holders as aforesaid and upon receipt by the Trustee of the documents described in Section 8.06 hereof, the Trustee shall join with Case New Holland and the Guarantors in the execution of such supplemental indenture substantially in the form of Exhibit E hereto unless such supplemental indenture affects the Trustee’s own rights, duties or immunities under this Indenture, in which case the Trustee may in its discretion, but shall not be obligated to, enter into such supplemental indenture substantially in the form of Exhibit E hereto.

It shall not be necessary for the consent of the Holders under this Section 8.02 to approve the particular form of any proposed amendment, supplement or waiver, but it shall be sufficient if such consent approves the substance thereof.

Section 8.03. Compliance with TIA.

Every amendment to or supplement of this Indenture, the Notes or the Guarantees shall comply with the TIA as then in effect.

Section 8.04. Revocation and Effect of Consents.

Until an amendment, waiver or supplement becomes effective, a consent to it by a Holder is a continuing consent by the Holder and every subsequent Holder of a Note or portion of a Note that evidences the same debt as the consenting Holder’s Note, even if notation of the consent is not made on any Note. Subject to the following paragraph, any such Holder or subsequent Holder may revoke the consent as to such Holder’s Note or portion of such Note by notice to the Trustee or Case New Holland received before the date on which the Trustee receives an Officers’ Certificate certifying that the Holders of the requisite principal amount of Notes have consented (and not theretofore revoked such consent) to the amendment, supplement or waiver.

Case New Holland may, but shall not be obligated to, fix a record date for the purpose of determining the Holders entitled to consent to any amendment, supplement or waiver. If a record date is fixed, then notwithstanding the last sentence of the immediately preceding paragraph, those Persons who were Holders at such record date (or their duly designated proxies), and only those Persons, shall be entitled to revoke any consent previously given, whether or not such Persons continue to be Holders after such record date. No such consent shall be valid or effective for more than 90 days after such record date.

After an amendment, supplement or waiver becomes effective, it shall bind every Holder, unless it makes a change described in any of clauses (1) through (8) of Section 8.02 hereof, in which case, the amendment, supplement or waiver shall bind only each Holder who has consented to it and every subsequent Holder of a Note or portion of a Note that evidences the same debt as the consenting Holder’s Note; provided that any such waiver shall not impair or affect the right of any Holder to receive payment of principal of and interest on a Note, on or after the respective due dates expressed in such Note, or to bring suit for the enforcement of any such payment on or after such respective dates without the consent of such Holder.

Section 8.05. Notation on or Exchange of Notes.

If an amendment, supplement, or waiver changes the terms of a Note, the Trustee may request the Holder to deliver it to the Trustee. In such case, the Trustee shall place an appropriate notation on the Note about the changed terms and return it to the Holder. Alternatively, if Case New Holland or the Trustee so determine, in exchange for the Note Case New Holland shall issue and the Trustee shall authenticate a new Note that reflects the changed terms. Failure to make the appropriate notation or issue a new Note shall not affect the validity and effect of such amendment supplement or waiver.

Section 8.06. Trustee to Sign Amendments, etc.

The Trustee shall be entitled to receive, and shall be fully protected in relying upon, an Opinion of Counsel stating that the execution of any amendment, supplement or waiver authorized pursuant to this Article 8 is authorized or permitted by this Indenture and that such amendment, supplement or waiver constitutes the legal, valid and binding obligation of Case New Holland and any Guarantors, enforceable in accordance with its terms (subject to customary exceptions). The Trustee may, but shall not be obligated to, execute any such amendment, supplement or waiver which affects the Trustee’s own rights, duties or immunities under this Indenture or otherwise.

ARTICLE 9

DISCHARGE OF INDENTURE; DEFEASANCE

Section 9.01. Satisfaction and Discharge of Indenture.

This Indenture shall be discharged and shall cease to be of further effect (except those obligations referred to in the penultimate paragraph of this Section 9.01) as to all outstanding Notes and the Trustee, on written demand of and at the expense of Case New Holland, shall execute proper instruments acknowledging satisfaction and discharge of this Indenture, when:

(1) either (a) all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by Case New Holland and thereafter repaid to Case New Holland or discharged from such trust) have been delivered to the Trustee for cancellation or (b) all of the Notes (i) have become due and payable, (ii) will become due and payable at their Maturity Date within one year or (iii) if redeemable at the option of Case New Holland, are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of Case New Holland, and Case New Holland has irrevocably deposited or caused to be deposited with the Trustee funds in trust in an amount of U.S. legal tender or U.S. Governmental Obligations sufficient to pay and discharge the entire Indebtedness on such Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Notes to the date of deposit together with irrevocable instructions from Case New Holland directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be; provided, however, that in the case of the provision for payment or redemption of less than all of the Notes of any series, such Notes or portions thereof shall have been selected by the Trustee as provided herein and, in the case of a redemption, the notice requisite to the validity of such redemption shall have been given or irrevocable authority shall have been given by Case New Holland to the Trustee to give such notice, under arrangements satisfactory to the Trustee;

(2) Case New Holland and/or the Guarantors have paid all other sums payable under this Indenture; and

(3) Case New Holland has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel stating that all conditions precedent under this Indenture relating to the satisfaction and discharge of this Indenture have been complied with.

Notwithstanding the foregoing paragraph, Case New Holland’s obligations in Article 2 and Sections 4.01, 4.13, 7.07, 9.06 and 9.07 hereof shall survive until the Notes are no longer outstanding pursuant to the last paragraph of Section 2.08 hereof. After the Notes are no longer outstanding, Case New Holland’s obligations in Sections 7.07, 9.06 and 9.07 hereof shall survive.

After such delivery or irrevocable deposit, the Trustee upon request shall acknowledge in writing the discharge of Case New Holland’s and each Guarantor’s obligations under the Notes, the Guarantees and this Indenture except for those surviving obligations specified above.

Case New Holland shall provide notice of discharge or defeasance pursuant to this Article 9 within ten (10) days after deposit of funds or U.S. Government Obligations. If payment at Stated Maturity of less than all of the Notes of any series is to be provided for in the manner and with the effect provided in this Section 9.01, the Trustee shall select such Notes, or portions or principal amount thereof, in the manner specified by Section  3.02 for selection for redemption of less than all the Notes of a series.

Section 9.02. Legal Defeasance.

(a) Case New Holland may, at its option at any time, elect to have this section be applied to all outstanding Notes upon compliance with the conditions set forth in Section 9.04.

(b) Upon Case New Holland’s exercise under paragraph (a) hereof of the option applicable to this paragraph (b), Case New Holland and each Guarantor shall, subject to the satisfaction of the conditions set forth in Section 9.04 hereof, be deemed to have been discharged from their respective obligations with respect to all outstanding Notes and the Guarantees on the date the conditions set forth below are satisfied (hereinafter, “Legal Defeasance”). For this purpose, Legal Defeasance means that Case New Holland and each Guarantor shall be deemed to have paid and discharged the entire Indebtedness represented by the outstanding Notes and the Guarantees, which shall thereafter be deemed to be “outstanding” only for the purposes of Section 9.05 hereof and the other Sections of this Indenture referred to in (i) and (ii) below, and to have satisfied all their other respective obligations under such Notes and this Indenture (and the Trustee, on demand of and at the expense of Case New Holland, shall execute proper instruments acknowledging the same), except for the following provisions, which shall survive until otherwise terminated or discharged hereunder: (i) the rights of Holders of outstanding Notes to receive solely from the trust fund described in Section 9.05 hereof, and as more fully set forth in such Section, payments in respect of the principal of, premium, if any, and interest on such Notes when such payments are due, (ii) Case New Holland’s obligations with respect to such Notes under Article 2 and Section 4.13 hereof, (iii) the rights, powers, trusts, duties and immunities of the Trustee hereunder and Case New Holland’s obligations in connection therewith and (iv) this Article 9. Subject to compliance with this Article 9, Case New Holland may exercise its option under this Section 9.02 notwithstanding the prior exercise of its option under Section 9.03 below with respect to the Notes.

Section 9.03. Covenant Defeasance.

(a) Case New Holland may, at its option by Board Resolution of the Board of Directors of Case New Holland, at any time, elect to have this Section be applied to all outstanding Notes upon compliance with the conditions set forth in Section 9.04.

(b) Upon Case New Holland’s exercise under paragraph (a) hereof of the option applicable to this paragraph (b), Case New Holland and each Guarantor shall, subject to the satisfaction of the conditions set forth in Section 9.04 hereof, be released from their respective obligations under the covenants contained in Sections 4.03 through 4.08, 4.12, 4.15 and 4.16 hereof, inclusive, and Article 5 hereof with respect to the outstanding Notes and the Guarantees on and after the date the conditions set forth below are satisfied (hereinafter, “Covenant Defeasance”), and the Notes and the Guarantees shall thereafter be deemed not “outstanding” for the purposes of any direction, waiver, consent or declaration or act of Holders (and the consequences of any thereof) in connection with such covenants, but shall continue to be deemed “outstanding” for all other purposes hereunder. For this purpose, such Covenant Defeasance means that, with respect to the outstanding Notes and the Guarantees, Case New Holland and each Guarantor may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in any such covenant, whether directly or indirectly, by reason of any reference elsewhere herein to any such covenant or by reason of any reference in any such covenant to any other provision herein or in any other document and such omission to comply shall not constitute a Default or an Event or Default under Section 6.01(c) hereof, but, except as specified above, the remainder of this Indenture, and such Notes and the Guarantees shall be unaffected thereby. In addition, upon Case New Holland’s exercise under paragraph (a) hereof of the option applicable to this paragraph (b), subject to the satisfaction of the conditions set forth in Section 9.04 hereof, Sections 6.01(c), 6.01(d) and 6.01(e) hereof shall not constitute Events of Default.

Section 9.04. Conditions to Legal Defeasance or Covenant Defeasance.

The following shall be the conditions to the application of either Section 9.02 or 9.03 hereof to the outstanding Notes and the Guarantees:

(1) Case New Holland must irrevocably deposit with the Trustee (or other qualifying trustee), in trust, for the benefit of the Holders, cash in U.S. dollars or U.S. Government Obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants selected by Case New Holland, to pay the principal of, premium, if any, and interest on the Notes on the scheduled due dates or on the applicable Redemption Date, as the case may be, provided that the Trustee shall have received an irrevocable written order from Case New Holland instructing the Trustee to apply such U.S. dollars or the proceeds of such U.S. Government Obligations to said payments with respect to such Notes;

(2) in the case of an election under Section 9.02 hereof, Case New Holland shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that (A) Case New Holland has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of this Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such deposit, Legal Defeasance and discharge and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of an election under Section 9.03 hereof, Case New Holland shall have delivered to the Trustee an Opinion of Counsel confirming that the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such deposit, Covenant Defeasance and discharge and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default shall have occurred and be continuing on the date of such deposit or insofar as Sections 6.01(f) and 6.01(g) hereof are concerned, at any time in the period ending on the 91st day after the date of such deposit (other than a Default or Event of Default resulting from the incurrence of Indebtedness all or a portion of the proceeds of which will be used to defease the Notes concurrently with such incurrence);

(5) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of or constitute a default under this Indenture or any other material agreement or instrument to which CNH Global or any of its Restricted Subsidiaries is a party or by which CNH Global or any of its Restricted Subsidiaries is bound;

(6) Case New Holland shall have delivered to the Trustee an Officers’ Certificate stating that the deposit was not made by Case New Holland with the intent of preferring the Holders over any other creditors of Case New Holland or with the intent of defeating, hindering, delaying or defrauding any other creditors of Case New Holland or others;

(7) Case New Holland shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent (other than, in the case of such Opinion of Counsel, paragraph (6) above as to which such counsel need not express an opinion) provided for or relating to the Legal Defeasance or the Covenant Defeasance have been complied with;

(8) Case New Holland shall have delivered to the Trustee an Opinion of Counsel to the effect that after the 91st day following the deposit and assuming that no Holder is an “insider” with respect to Case New Holland, as that term is defined in Section 101 of title 11, United States Bankruptcy Code (the “Bankruptcy Code”), the cash or securities deposited in trust will not be subject to avoidance and repayment under Sections 547 and 550 of the Bankruptcy Code;

(9) such Legal Defeasance or Covenant Defeasance shall not cause the Trustee to have a conflicting interest for purposes of the TIA with respect to any securities of Case New Holland; and

(10) Case New Holland shall have delivered to the Trustee an Opinion of Counsel stating that, as a result of such Legal Defeasance or Covenant Defeasance, neither the trust nor the Trustee will be required to register as an investment company under the Investment Company Act of 1940, as amended.

Section 9.05. Application of Trust Money.

All money and U.S. Government Obligations (including the proceeds thereof) deposited with the Trustee pursuant to Section 9.01 or 9.04 hereof in respect of the outstanding Notes shall be held in trust and applied by the Trustee, in accordance with the provisions of such Notes and this Indenture, to the payment, either directly or through any Paying Agent as the Trustee may determine, to the Holders of such Notes, of all sums due and to become due thereon in respect of principal, premium, if any, and accrued interest, but such money need not be segregated from other funds except to the extent required by law.

Case New Holland and the Guarantors shall pay and indemnify the Trustee against any tax, fee or other charge imposed on or assessed against the U.S. Government Obligations deposited pursuant to Section 9.01 or 9.04 hereof or the principal, premium, if any, and interest received in respect thereof other than any such tax, fee or other charge which by law is for the account of the Holders.

Anything in this Article 9 to the contrary notwithstanding, the Trustee shall deliver or pay to Case New Holland from time to time upon a written request of Case New Holland in the form of an Officers’ Certificate any money or U.S. Government Obligations held by it as provided in Section 9.01 or 9.04 hereof which, in the opinion of a nationally-recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, are in excess of the amount thereof which would then be required to be deposited to effect an equivalent Legal Defeasance or Covenant Defeasance.

Section 9.06. Repayment to Case New Holland.

Subject to Sections 9.01, 9.,02, 9.03, 9.04, 9.05 and 9.07 hereof, the Trustee and the Paying Agent shall promptly pay to Case New Holland upon request any excess U.S. legal tender or U.S. Government Obligations held by them at any time and thereupon shall be relieved from all liability with respect to such money. Subject to applicable abandoned property laws, the Trustee and the Paying Agent shall pay to Case New Holland upon request any money held by them for the payment of principal, premium, if any, or interest that remains unclaimed for two years; provided that the Trustee or such Paying Agent, before being required to make any payment, may at the expense of Case New Holland cause to be published once in a newspaper of general circulation in the City of New York or mail to each Holder entitled to such money notice that such money remains unclaimed, and that after a date specified therein which shall be at least 30 days from the date of such publication or mailing, any unclaimed balance of such money then remaining will be repaid to Case New Holland. After payment to Case New Holland, Holders entitled to such money must look to Case New Holland for payment as general creditors unless an applicable law designates another Person.

Section 9.07. Reinstatement.

If the Trustee or Paying Agent is unable to apply any money or U.S. Government Obligations in accordance with Section 9.01, 9.02 or 9.03 hereof by reason of any legal proceeding or by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, Case New Holland’s and each Guarantor’s obligations under this Indenture, the Notes and the Guarantees shall be revived and reinstated as though no deposit had occurred pursuant to this Article 9 until such time as the Trustee or Paying Agent is permitted to apply all such U.S. legal tender or U.S. Government Obligations in accordance with Section 9.01 hereof; provided, however, that if Case New Holland or the Guarantors have made any payment of principal of, premium, if any, or accrued interest on any Notes because of the reinstatement of their obligations, Case New Holland and each such Guarantor shall be subrogated to the rights of the Holders of such Notes to receive such payment from the money or U.S. Government Obligations held by the Trustee or Paying Agent.

ARTICLE 10

GUARANTEES

Section 10.01. Unconditional Guarantee.

Each Guarantor hereby unconditionally, jointly and severally, guarantees to each Holder of a Note authenticated by the Trustee and to the Trustee and its successors and assigns that the principal of, premium thereon (if any) and interest on the Notes will be promptly paid in full when due, subject to any applicable grace period, whether at maturity, by acceleration or otherwise, and interest on the overdue principal and interest on any overdue interest on the Notes and all other obligations of Case New Holland to the Holders or the Trustee hereunder or under the Notes will be promptly paid in full or performed, all in accordance with the terms hereof and thereof; subject, however, to the limitations set forth in Section 10.03 hereof. Each Guarantor hereby agrees that its obligations hereunder shall be unconditional, irrespective of the validity, regularity or enforceability of the Notes or this Indenture, the absence of any action to enforce the same, any waiver or consent by any Holder with respect to any provisions hereof or thereof, the recovery of any judgment against Case New Holland, any action to enforce the same or any other circumstance which might otherwise constitute a legal or equitable discharge or defense of a Guarantor. Each Guarantor hereby waives diligence, presentment, demand of payment, filing of claims with a court in the event of insolvency or bankruptcy of Case New Holland, any right to require a proceeding first against Case New Holland, protest, notice and all demands whatsoever and covenants that the Guarantee will not be discharged except by complete performance of the obligations contained in the Notes and this Indenture. If any Holder or the Trustee is required by any court or otherwise to return to Case New Holland, any Guarantor, or any custodian, trustee, liquidator or other similar official acting in relation to Case New Holland or any Guarantor, any amount paid by Case New Holland or any Guarantor to the Trustee or such Holder, each Guarantee, to the extent theretofore discharged, shall be reinstated in full force and effect. Each Guarantor further agrees that, as between a Guarantor, on the one hand, and the Holders and the Trustee, on the other hand, (x) the maturity of the obligations Guaranteed hereby may be accelerated as provided in Article 6 hereof for the purpose of each Guarantee, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the obligations guaranteed hereby, and (y) in the event of any acceleration of such obligations as provided in Article 6 hereof, such obligations (whether or not due and payable) shall become due and payable by each Guarantor for the purpose of each Guarantee.

Each Guarantor also agrees to pay any and all costs and expenses (including reasonable attorneys’ fees) incurred by the Trustee or any Holder in enforcing any rights under this Article 10.

Section 10.02. Severability.

In case any provision of this Article 10 shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 10.03. Limitation on Guarantor’s Liability.

(a) To the extent applicable, a Guarantor’s liability in respect of its Guarantee shall be limited to the extent set forth below:

(1) Limitations Applicable to U.S. Guarantors. Each Guarantor that is incorporated, organized or formed, as the case may be, under the laws of the United States, any State thereof or the District of Columbia (a “U.S. Guarantor”), and by its acceptance hereof, each Holder and the Trustee, hereby confirm that it is the intention of all such parties that the Guarantee of a U.S. Guarantor does not constitute a fraudulent transfer or conveyance for purposes of Title 11 of the United States Code, as amended, the Uniform Fraudulent Conveyance Act, the Uniform Fraudulent Transfer Act or any similar U.S. Federal or state or other applicable law. To effectuate the foregoing intention, each Holder and each U.S. Guarantor hereby irrevocably agree that the obligations of a U.S. Guarantor under its Guarantee shall be limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such U.S. Guarantor result in the obligations of such U.S. Guarantor not constituting such a fraudulent transfer or conveyance.

(2) Limitations Applicable to Belgian Guarantors. Each Guarantor that is incorporated, organized or formed or existing, as the case may be, in Belgium (a “Belgian Guarantor”), and by its acceptance hereof, each Holder and the Trustee, hereby confirms that notwithstanding any other provision of this Indenture, or any related agreements or certificates, the Guarantee of a Belgian Guarantor is limited to the maximum amount which can be paid out by such Belgian Guarantor under Belgian law in general and in particular without triggering the application of Article 633, par. 1 of the Belgian Company Code (or falling further below this threshold) or resulting in the insolvency of such Belgian Guarantor.

(3) Limitations Applicable to German Guarantors. A Guarantee issued by a Guarantor incorporated, organized or formed, as the case may be, in Germany (a “German Guarantor”) shall (i) be limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such Guarantor and after giving effect to any collections from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under its Guarantee or pursuant to its contribution obligations under this Indenture, result in the obligations of such German Guarantor under its Guarantee not constituting a fraudulent conveyance or fraudulent transfer under applicable law; and (ii) be limited if and to the extent payment under such Guarantee or the application of enforcement proceeds would cause (x) the amount of the German Guarantor’s and/or CNH Baumaschinen GmbH’s,

as a shareholder of the German Guarantor (or any other future shareholder’s which is organized as a German GmbH) (a “German GmbH Shareholder”), net assets that already fall below the German Guarantor’s and/or the German GmbH Shareholder’s registered share capital (Stammkapital) to be further reduced or, (y) if the net assets exceed the German Guarantor’s and/or the German GmbH Shareholder’s registered share capital (Stammkapital), would cause the German Guarantor’s and/or the German GmbH Shareholder’s net assets to fall below the German Guarantor’s and/or the German GmbH Shareholder’s registered share capital and, in each case, thereby resulting in a violation of Sections 30, 31 of the German Limited Liability Companies Act (GmbHG) either with respect to the German Guarantor or a German GmbH Shareholder. The Trustee agrees, and each Holder by its acceptance of the Notes agrees that the liability of such German Guarantor and such German GmbH Shareholder shall be limited as set forth above and the Trustee and each Holder undertakes not to enforce the Guarantee beyond the limitations set forth herein.

(4) Limitations Applicable to Dutch Guarantors. Each Guarantor that is incorporated under the laws of the Netherlands (a “Dutch Guarantor”), and by their acceptance hereof, each Holder and the Trustee, hereby confirm that it is the intention of all such parties that the Guarantee of a Dutch Guarantor does not constitute a fraudulent transfer or conveyance for purposes of the Dutch Civil Code or Dutch Bankruptcy Act or, in addition, a transaction beyond the corporate purposes of such Dutch Guarantor and would therefore be considered ultra vires pursuant to the Dutch Civil Code. To effectuate the foregoing intention, each Holder and each U.S. Guarantor hereby irrevocably agree that the obligations of a Dutch Guarantor under its Guarantee shall be limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such Dutch Guarantor result in the obligations of such Dutch Guarantor not constituting such a fraudulent transfer or conveyance or an ultra vires transaction.

(5) Limitations Applicable to English Guarantors. Each Guarantor that is incorporated, organized or formed, as the case may be, in England (an “English Guarantor”) will be limited to the maximum amount as will, after such English Guarantor gives effect to all of its other contingent and fixed liabilities, not result in the guarantee given by such English Guarantor or any payment made or to be made by such English Guarantor under or by virtue of its guarantee constituting a fraudulent conveyance or transfer or otherwise being or becoming void or voidable in accordance with English law. Pursuant to and by way of amplification of the foregoing, the amount that can at any time or from time to time be paid by an English Guarantor under or by virtue of its guarantee will further be limited to such a sum as at the time in question (i) does not exceed the maximum amount that can be paid by such English guarantor without such payment constituting under the law of England either a preference or a transaction at an undervalue or any form of fraudulent conveyance or transfer affecting the rights of creditors generally, and/or (ii) does not result or is not reasonably likely to result in such English guarantor under English law being or becoming unable to pay its debts in due course or being or becoming insolvent.

(6) Limitations Applicable to Swiss Guarantors. Notwithstanding anything contrary elsewhere in this Indenture, each Guarantor that is incorporated, organized or formed, as the case may be, in Switzerland (a “Swiss Guarantor”), and by their acceptance hereof, each Holder and the Trustee, hereby confirm that the liability of a Swiss Guarantor shall be limited to a sum equal to the maximum amount of such Swiss Guarantor’s profits available for distribution at any given time (being the balance sheet profits and any reserves made for this purpose, in each case in accordance with art. 675(2) and art. 671(1) and (2) no.3, of the Swiss Code of Obligations). If and to the extent, at the time payment from a Swiss Guarantor is demanded, such payment is subject to these limitations, then such payment shall be determined on the basis of (i) an audited balance sheet or an interim balance sheet, if applicable, of such Swiss Guarantor to the extent required by Swiss corporate law being in force at that time and (ii) a confirmation by the auditors that they have examined such balance sheet or interim balance sheet, if applicable, and that the requested payment is in conformity (x) with applicable Swiss corporate law protecting share capital and legal reserves to the extent they are not freely available, (y) with the respective articles of association and (z) with the accounting standards applied by the auditors for the time being with regard to such Swiss Guarantor. Any payment made by a Swiss Guarantor under this Indenture may presuppose further corporate action on behalf of such Swiss Guarantor. Subject to the extent required by applicable law in force at the relevant time, a Swiss Guarantor that is required to make a payment under the Guarantee may (a) deduct Swiss withholding tax at the rate of 35 per cent., or such rate as is in force at that time, from any payment under the Guarantee; (b) pay any such deduction mentioned in (a), to the Swiss Federal Tax Administration; and (c) notify (or procure that the parent company notifies) the Trustee that such a deduction has been made and provide the Trustee with the required evidence. To the extent such a deduction is made, a Swiss Guarantor shall not be obliged to either gross-up or indemnify (or otherwise hold harmless) the Holders in relation to any such deduction or payment. Any beneficiary of a payment by a Swiss Guarantor under the Guarantee shall (a) as soon as possible request a refund of the Swiss withholding tax paid by such Swiss Guarantor under the applicable Swiss tax law; and (b) pay to the Holders upon receipt any amount refunded pursuant to (a) above. Any Swiss Guarantor and CNH Global undertake that they will take and/or cause to be taken all and any actions which may be required in order to allow prompt payment by such Swiss Guarantor under the Guarantee, including but not limited to the measures enumerated herein.

(7) Limitations Applicable to Other Guarantors. Each Guarantor that is incorporated, organized or formed, as the case may be, under the laws of any jurisdiction other than one set forth in clauses (1) through (6) above (an “Other Guarantor”), and by its acceptance hereof, each Holder and the Trustee, hereby confirm that it is the intention of all such parties that the Guarantee of an Other Guarantor does not constitute a fraudulent transfer or conveyance for purposes applicable law. To effectuate the foregoing intention, each Holder and each Other Guarantor hereby irrevocably agree that the obligations of an Other Guarantor under its Guarantee shall be limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such Other Guarantor result in the obligations of such Other Guarantor not constituting such a fraudulent transfer or conveyance.

(b) If following the date of this Indenture and notwithstanding anything in Section 8.02 to the contrary:

(1) (i) there shall be any change in the laws of the jurisdictions set forth in clauses (1) through (6) of subsection (a) of this Section 10.03 or (ii) any Subsidiary incorporated, organized or formed, as the case may be, under the laws of any jurisdiction other than ones set forth in clauses (1) through (6) of subsection (a) of this Section 10.03 (a “Future Guarantor”)

shall be required to execute a Guarantee and Case New Holland shall reasonably determine that clause (7) with respect to Other Guarantors shall not adequately address the limitations on such Guarantee imposed by applicable law of the jurisdiction of incorporation, organization or formation, as the case may be, of any such Future Guarantor; or

(2) Case New Holland shall reasonably determine that it shall be necessary or advisable to amend the terms of clauses (1) through (5) of subsection (a) of this Section 10.03 or to add additional provisions related to the limitations imposed on the Guarantee of a Future Guarantor, then upon the delivery of an Officers’ Certificate and Opinion of Counsel reasonably satisfactory to the Trustee, Case New Holland shall be entitled to amend such clauses or add such additional provisions (including any related modifications to the form of Guarantee attached hereto in Exhibits A and B), as the case may be, in order for the Guarantee of a Guarantor not to so violate applicable law.

Section 10.04. Successors and Assigns.

This Article 10 shall be binding upon each Guarantor and its successors and assigns and shall ensure to the benefit of the successors and assigns of the Trustee and the Holders and, in the event of any transfer or assignment of rights by any Holder or the Trustee, the rights and privileges conferred upon that party in this Indenture and in the Notes shall automatically extend to and be vested in such transferee or assignee, all subject to the terms and conditions of this Indenture.

Section 10.05. No Waiver.

Neither a failure nor a delay on the part of either the Trustee or the Holders in exercising any right, power or privilege under this Article 10 shall operate as a waiver thereof, nor shall a single or partial exercise thereof preclude any other or further exercise of any right, power or privilege. The rights, remedies and benefits of the Trustee and the Holders herein expressly specified are cumulative and not exclusive of any other rights, remedies or benefits which either may have under this Article 10 at law, in equity, by statute or otherwise.

Section 10.06. Release of Guarantor.

A Guarantor (other than CNH Global) shall cease to constitute a Guarantor, and its Guarantee shall be deemed cancelled, cease to be of further force and effect, and is hereby released from all of its obligations under its Guarantee:

(i) in connection with any sale or other disposition of all of the Capital Stock of such Guarantor to a Person other than CNH Global or any Subsidiary of CNH Global;

(ii) in connection with the sale or other disposition of all or substantially all of the assets of such Guarantor, including by way of merger, consolidation or otherwise, to a Person other than CNH Global or any Subsidiary of CNH Global;

(iii) in the case of any Subsidiary which after the Issue Date is required to Guarantee the Notes pursuant to Section 4.06, upon either (x) the release or discharge of the guarantee of such Subsidiary of Indebtedness of Case New Holland or any other Person under the 2014 Notes which resulted in the obligation to so Guarantee the Notes or (y) the Notes reaching Investment Grade Status; or

(iv) upon the release of the guarantee of such Subsidiary of Indebtedness represented by the 2014 Notes as a result of such Subsidiary being designated an “Unrestricted Subsidiary” (as defined in the 2014 Notes Indenture) in accordance with the terms of the 2014 Notes Indenture for so long as such guarantee continues to be so released.

Except as provided in Section 5.01, the Guarantee of CNH Global may be released and discharged only with the consent of each Holder of Notes to which such Guarantee relates.

Upon request and upon being provided an Officers’ Certificate and Opinion of Counsel complying with section 11.04 and 11.05, the Trustee shall execute and deliver confirmation of the cancellation and release of the Guarantee of any Guarantor authorized by this Section.

Section 10.07. Execution of Supplemental Indenture for Future Guarantors.

Each Subsidiary which is required to become a Guarantor shall, and Case New Holland shall cause each such Subsidiary to, promptly execute and deliver to the Trustee a supplemental indenture substantially in the form of Exhibit E hereto pursuant to which such Subsidiary shall become a Guarantor under this Article 10 and shall guarantee the obligations of Case New Holland under the Notes and this Indenture. Concurrently with the execution and delivery of such supplemental indenture substantially in the form of Exhibit E hereto, Case New Holland shall deliver to the Trustee an Opinion of Counsel to the effect that such supplemental indenture substantially in the form of Exhibit E hereto has been duly authorized, executed and delivered by such Subsidiary and that, subject to the application of bankruptcy, insolvency, moratorium, fraudulent conveyance or transfer and other similar laws relating to creditors’ rights generally and to the principles of equity, whether considered in a proceeding at law or in equity, the Guarantee of such Guarantor is a legal, valid and binding obligation of such Guarantor, enforceable against such Guarantor in accordance with its terms.

Section 10.08. Execution and Delivery of Guarantee.

To evidence the Guarantee set forth in this Article 10, each Guarantor hereby agrees that a notation of such Guarantee shall be placed on each Note authenticated and made available for delivery by the Trustee and that this Guarantee shall be executed on behalf of each Guarantor by the manual or facsimile signature of an Officer of each Guarantor. Each Guarantor hereby agrees that the Guarantee set forth in Section 10.01 hereof shall remain in full force and effect notwithstanding any failure to endorse on each Note a notation of such Guarantee. If an Officer of a Guarantor whose signature is on the Guarantee no longer holds that office at the time the Trustee authenticates the Note on which the Guarantee is endorsed, the Guarantee shall be valid nevertheless. The delivery of any Note by the Trustee, after the authentication thereof hereunder, shall constitute due delivery of the Guarantee set forth in this Indenture on behalf of each Guarantor.

Section 10.09. Subordination of Subrogation and Other Rights.

Each Guarantor hereby agrees that any claim against Case New Holland that arises from the payment, performance or enforcement of such Guarantor’s obligations under the Guarantee or this Indenture, including, without limitation, any right of subrogation, shall be subject and subordinate to, and no payment with respect to any such claim of such Guarantor shall be made before, the payment in full in cash of all outstanding Notes in accordance with the provisions provided therefor in this Indenture.

ARTICLE 11

MISCELLANEOUS

Section 11.01. TIA Controls.

If any provision of this Indenture limits, qualifies or conflicts with another provision which is required to be included in this Indenture by the TIA, the required provision shall control.

Section 11.02. Notices.

Any notices or other communications required or permitted hereunder shall be in writing, and shall be sufficiently given if made by hand delivery, by telecopier or registered or certified mail, postage prepaid, return receipt requested, addressed as follows:

If to Case New Holland or any Guarantor:

Case New Holland Inc.

6900 Veterans Boulevard

Burr Ridge, Illinois 60527-7111

Attention: Chief Financial Officer

Tel: (630) 887-3993

Fax: (630) 887-3977

Copy to:

Sullivan & Cromwell LLP

1870 Embarcadero Road

Palo Alto, California 94303-3308

Attention: John L. Savva, Esq.

Tel: (605) 461-5610

Fax: (605) 461-5700

If to the Trustee:

The Bank of New York Mellon Trust Company, N.A.

2 North LaSalle Street, Suite 1020

Chicago, Illinois 60602

Attention: Global Corporate Trust

Fax: (312) 827-8542

Case New Holland, any Guarantor or the Trustee by written notice to the others may designate additional or different addresses for subsequent notices or communications. Any notice or communication to Case New Holland, any Guarantors or the Trustee, shall be deemed to have been given or made as of the date so delivered if personally delivered; when receipt is acknowledged, if telecopied; the next Business Day after timely delivery to the courier, if sent by overnight air courier guaranteeing next-day delivery; and five (5) calendar days after mailing if sent by registered or certified mail, postage prepaid (except that a notice of change of address shall not be deemed to have been given until actually received by the addressee). Notwithstanding the foregoing, the Trustee shall not be deemed to have been given notice until such notice is actually received.

Any notice or communication mailed to a Holder shall be mailed to him by first-class mail, postage prepaid, at his address shown on the register kept by the Registrar.

Failure to mail a notice or communication to a Holder or any defect in it shall not affect its sufficiency with respect to other Holders. If a notice or communication to a Holder is mailed in the manner provided above, it shall be deemed duly given, whether or not the addressee receives it.

In case by reason of the suspension of regular mail service, or by reason of any other cause, it shall be impossible to mail any notice as required by this Indenture, then such method of notification as shall be made with the approval of the Trustee shall constitute a sufficient mailing of such notice.

Section 11.03. Communications by Holders with Other Holders.

Holders may communicate pursuant to TIA Section 312(b) with other Holders with respect to their rights under this Indenture or the Notes. Case New Holland, the Guarantors, the Trustee, the Registrar and anyone else shall have the protection of TIA Section 312(c).

Section 11.04. Certificate and Opinion as to Conditions Precedent.

Upon any request or application by Case New Holland or any Guarantor to the Trustee to take any action under this Indenture, Case New Holland or such Guarantor, as the case may be, shall furnish to the Trustee:

(1) an Officers’ Certificate (which shall include the statements set forth in Section 11.05 below) stating that, in the opinion of the signers, all conditions precedent, if any, provided for in this Indenture relating to the proposed action have been complied with; and

(2) an Opinion of Counsel (which shall include the statements set forth in Section 11.05 below) stating that, in the opinion of such counsel, all such conditions precedent, if any, provided for in this Indenture relating to the proposed action have been complied with.

Section 11.05. Statements Required in Certificate and Opinion.

Each certificate and opinion with respect to compliance with a condition or covenant provided for in this Indenture shall include:

(1) a statement that the person making such certificate or opinion has read such covenant or condition and the definitions relating thereto;

(2) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(3) a statement that, in the opinion of such person, it or he has made such examination or investigation as is necessary to enable such person to express an informed opinion as to whether or not such covenant or condition has been complied with; and

(4) a statement as to whether or not, in the opinion of such person, such covenant or condition has been complied with.

Section 11.06. Rules by Trustee and Agents.

The Trustee may make reasonable rules for action by or at meetings of Holders. The Registrar and Paying Agent may make reasonable rules for their functions.

Section 11.07. Legal Holidays.

A “Legal Holiday” is a Saturday, a Sunday, a federally-recognized holiday or a day on which banking institutions are not required to be open in the State of New York. If a payment date is a Legal Holiday at a place of payment, payment may be made at that place on the next succeeding day that is not a Legal Holiday, and no interest shall accrue for the intervening period.

Section 11.08. Governing Law.

THIS INDENTURE AND THE NOTES SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, AS APPLIED TO CONTRACTS MADE AND PERFORMED WITHIN THE STATE OF NEW YORK (INCLUDING, WITHOUT LIMITATION, SECTION 5-1401 OF THE NEW YORK GENERAL OBLIGATIONS LAW OR ANY SUCCESSOR STATUTE). EACH OF THE PARTIES HERETO AGREES TO SUBMIT TO THE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS INDENTURE OR THE NOTES.

Section 11.09. No Adverse Interpretation of Other Agreements.

This Indenture may not be used to interpret another indenture, loan, security or debt agreement of CNH Global or any Subsidiary thereof. No such indenture, loan, security or debt agreement may be used to interpret this Indenture.

Section 11.10. No Recourse Against Others.

A director, officer, employee, stockholder or incorporator, as such, of Case New Holland or any Guarantor shall not have any liability for any obligations of Case New Holland or any Guarantor under the Notes, the Guarantees or this Indenture or for any claim based on, in respect of or by reason of such obligations or their creations. Each Holder by accepting a Note waives and releases all such liability. Such waiver and release are part of the consideration for the issuance of the Notes.

Section 11.11. Successors.

All agreements of each of Case New Holland and each Guarantor in this Indenture and the Notes shall bind their respective successors. All agreements of the Trustee, any additional trustee and any Paying Agents in this Indenture shall bind their respective successors.

Section 11.12. Consent to Jurisdiction and Service of Process; Waiver of Immunities.

(a) Case New Holland and the Guarantors irrevocably consent to the jurisdiction of the courts of the State of New York and the courts of the United States of America located in the Borough of Manhattan, City and State of New York over any suit, action or proceeding with respect to this Indenture or the transactions contemplated hereby. Case New Holland and the Guarantors waive any objection that they may have to the venue of any suit, action or proceeding with respect to this Indenture or the transactions contemplated hereby in the courts of the State of New York or the courts of the United States of America, in each case, located in the Borough of Manhattan, City and State of New York, or that such suit, action or proceeding brought in the courts of the State of New York or the United States of America, in each case, located in the Borough of Manhattan, City and State of New York was brought in an inconvenient court and agrees not to plead or claim the same.

Case New Holland and the Guarantors irrevocably appoint CT Corporation, 111 Eighth Avenue, 13th Floor, New York, NY 10011, as their authorized agent in the State of New York upon which process may be served in any such suit or proceedings, and agree that service of process upon such agent, and written notice of said service to CT Corporation by the person serving the same to the address provided in Section 11.02 hereof, shall be deemed in every respect effective service of process upon Case New Holland or the Guarantors in any such suit or proceeding. Case New Holland and the Guarantors further agree to take any and all action as may be necessary to maintain such designation and appointment of such agent in full force and effect for as long as the Notes remain outstanding.

(b) To the extent that Case New Holland or any Guarantor has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process with respect to itself or its property, it hereby irrevocably waives such immunity in respect of its obligations under each of this Indenture, the Notes and the Guarantees. In addition, Case New Holland and each Guarantor irrevocably waives and agrees not to assert, by way of motion, as a defense, or otherwise in any such suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of the above-mentioned courts for any reason whatsoever, that such suit, action or proceeding is brought in an inconvenient forum or that the venue for such suit is improper, or that this Indenture, the Notes or the Guarantees or the subject matter hereof or thereof may not be enforced in such courts.

(c) Case New Holland and the Guarantors agree that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Section 11.12 shall affect the right of the Trustee to serve legal process in any other manner permitted by law or affect the right of the Trustee to bring any action or proceeding against Case New Holland or any Guarantor or its property in the courts of any other jurisdictions.

Section 11.13. Currency of Account; Conversion of Currency; Foreign Exchange Restrictions.

(a) U.S. Dollars are the sole currency of account and payment for all sums payable by Case New Holland and the Guarantors under or in connection with the Notes, the Guarantees or this Indenture, including damages related thereto. Any amount received or recovered in a currency other than U.S. Dollars by a Holder of Notes (whether as a result of, or of the enforcement of, a judgment or order of a court of any jurisdiction, in the winding-up or dissolution of Case New Holland or otherwise) in respect of any sum expressed to be due to it from Case New Holland shall only constitute a discharge to Case New Holland to the extent of the U.S. Dollar amount, as the case may be, which the recipient is able to purchase with the amount so received or recovered in that other currency on the date of that receipt or recovery (or, if it is not practicable to make that purchase on that date, on the first date on which it is practicable to do so). If that U.S. Dollar amount is less than the U.S. Dollar amount expressed to be due to the recipient under the applicable Notes, Case New Holland shall indemnify it against any loss sustained by it as a result as set forth in Section 11.13(b). In any event, Case New Holland and the Guarantors shall indemnify the recipient against the cost of making any such purchase. For the purposes of this Section 11.13, it will be sufficient for the Holder of a Note to certify in a satisfactory manner (indicating sources of information used) that it would have suffered a loss had an actual purchase of U.S. Dollars been made with the amount so received in that other currency on the date of receipt or recovery (or, if a purchase of U.S. Dollars on such date had not been practicable, on the first date on which it would have been practicable, it being required that the need for a change of date be certified in the manner mentioned above).

(b) Case New Holland and the Guarantors, jointly and severally, covenant and agree that the following provisions shall apply to conversion of currency in the case of the Notes, the Guarantees and this Indenture:

(1) (A) If for the purpose of obtaining judgment in, or enforcing the judgment of, any court in any country, it becomes necessary to convert into a currency (the “Judgment Currency”) an amount due in any other currency (the “Base Currency”), then the conversion shall be made at the rate of exchange prevailing on the Business Day before the day on which the judgment is given or the order of enforcement is made, as the case may be (unless a court shall otherwise determine).

(B) If there is a change in the rate of exchange prevailing between the Business Day before the day on which the judgment is given or an order of enforcement is made, as the case may be (or such other date as a court shall determine), and the date of receipt of the amount due, Case New Holland and the Guarantors will pay such additional (or, as the case may be, such lesser) amount, if any, as may be necessary so that the amount paid in the Judgment Currency when converted at the rate of exchange prevailing on the date of receipt will produce the amount in the Base Currency originally due.

(2) In the event of the winding-up of Case New Holland or any Guarantor at any time while any amount or damages owing under the Notes, the Guarantees and this Indenture, or any judgment or order rendered in respect thereof, shall remain outstanding, Case New Holland and the Guarantors shall indemnify and hold the Holders and the Trustee harmless against any deficiency arising or resulting from any variation in rates of exchange between (i) the date as of which the U.S. Dollar Equivalent of the amount due or contingently due under the Notes, the Guarantees and this Indenture (other than under this subsection (b)(2)) is calculated for the purposes of such winding-up and (ii) the final date for the filing of proofs of claim in such winding-up. For the purpose of this subsection (b)(2), the final date for the filing of proofs of claim in the winding-up of Case New Holland or any Guarantor shall be the date fixed by the liquidator or otherwise in accordance with the relevant provisions of applicable law as being the latest practicable date as at which liabilities of Case New Holland or such Guarantor may be ascertained for such winding-up prior to payment by the liquidator or otherwise in respect thereto.

(c) The obligations contained in subsections (a), (b)(1)(B) and (b)(2) of this Section 11.13 shall constitute separate and independent obligations from the other obligations of Case New Holland and the Guarantors under this Indenture, shall give rise to separate and independent causes of action against Case New Holland and the Guarantors, shall apply irrespective of any waiver or extension granted by any Holder or the Trustee or either of them from time to time and shall continue in full force and effect notwithstanding any judgment or order or the filing of any proof of claim in the winding-up of Case New Holland or any Guarantor for a liquidated sum in respect of amounts due hereunder (other than under subsection (b)(2) above) or under any such judgment or order. Any such deficiency as aforesaid shall be deemed to constitute a loss suffered by the Holders or the Trustee, as the case may be, and no proof or evidence of any actual loss shall be required by Case New Holland or any Guarantor or the liquidator or otherwise or any of them. In the case of subsection (b)(2) above, the amount of such deficiency shall not be deemed to be reduced by any variation in rates of exchange occurring between the said final date and the date of any liquidating distribution.

(d) The term “rate(s) of exchange” shall mean the rate of exchange quoted by Reuters at 10:00 a.m. (New York time) for spot purchases of the Base Currency with the Judgment Currency other than the Base Currency referred to in subsections (b)(1) and (b)(2) above and includes any premiums and costs of exchange payable.

Section 11.14. Multiple Counterparts.

The parties may sign multiple counterparts of this Indenture. Each signed counterpart shall be deemed an original, but all of them together represent one and the same agreement.

Section 11.15. Table of Contents, Headings, etc.

The table of contents, cross-reference sheet and headings of the Articles and Sections of this Indenture have been inserted for convenience of reference only, are not to be considered a part hereof, and shall in no way modify or restrict any of the terms or provisions hereof.

Section 11.16. Separability.

Each provision of this Indenture shall be considered separable and if for any reason any provision which is not essential to the effectuation of the basic purpose of this Indenture or the Notes shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

IN WITNESS WHEREOF, the parties have caused this Indenture to be duly executed all as of the date and year first written above.

CASE NEW HOLLAND INC.

By:	/s/ Michael P. Going
Name:	Michael P. Going
Title:	Senior Vice President, General Counsel and Secretary

[CNH – Indenture]

GUARANTORS:

CNH GLOBAL N.V.

By:	/s/ Michael P. Going
Name:	Michael P. Going
Title:	Attorney

CNH U.K. LIMITED

By:	/s/ Michael P. Going
Name:	Michael P. Going
Title:	Authorized Officer

NEW HOLLAND HOLDING LIMITED

By:	/s/ Michael P. Going
Name:	Michael P. Going
Title:	Authorized Officer

CNH CANADA, LTD.

By:	/s/ Michael P. Going
Name:	Michael P. Going
Title:	Secretary

CNH AUSTRALIA PTY LTD (ACN 000 031 130)

By:	/s/ Michael P. Going
Name:	Michael P. Going
Title:	Authorized Person

CNH BELGIUM N.V.

By:	/s/ Michael P. Going
Name:	Michael P. Going
Title:	Authorized Signatory

[CNH – Indenture]

NEW HOLLAND TRACTOR LIMITED N.V.

By:	/s/ Michael P. Going
Name:	Michael P. Going
Title:	Authorized Signatory

CNH DEUTSCHLAND GMBH

By:	/s/ Michael P. Going
Name:	Michael P. Going
Title:	Attorney-in-Fact

CNH TRADE N.V.

By:	/s/ Michael P. Going
Name:	Michael P. Going
Title:	Attorney

FIATALLIS NORTH AMERICA LLC

By:	/s/ Michael P. Going
Name:	Michael P. Going
Title:	Senior Vice President, General Counsel and Secretary

CNH AMERICA LLC

By:	/s/ Michael P. Going
Name:	Michael P. Going
Title:	Senior Vice President, General Counsel and Secretary

HFI HOLDINGS, INC.

By:	/s/ Michael P. Going
Name:	Michael P. Going
Title:	Senior Vice President, General Counsel and Secretary

BLI GROUP, INC.

By:	/s/ Michael P. Going
Name:	Michael P. Going
Title:	Chief Executive Officer

[CNH – Indenture]

BLUE LEAF I.P., INC.

By:	/s/ Michael P. Going
Name:	Michael P. Going
Title:	Chief Executive Officer

CNH INTERNATIONAL S.A.

By:	/s/ Michael P. Going
Name:	Michael P. Going
Title:	Authorized Signatory

[CNH – Indenture]

THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A., as Trustee

By:	/s/ M. Callahan
Name:	M. Callahan
Title:	Vice President

[CNH – Indenture]

EXHIBIT A

[Insert the Private Placement Legend and/or the Global Note Legend as applicable]

CUSIP No.:

CASE NEW HOLLAND INC.

7 3/4% SENIOR NOTE DUE 2013

No.	$

CASE NEW HOLLAND INC., a Delaware corporation (the “Company,” which term includes any successor entity), for value received promises to pay to CEDE & CO. or registered assigns, the principal sum of              DOLLARS on September 1, 2013.

Interest Payment Dates: March 1 and September 1, commencing March 1, 2010.

Record Dates: February 15 and August 15.

Reference is made to the further provisions of this Note contained herein and the Indenture (as defined), which will for all purposes have the same effect as if set forth at this place.

IN WITNESS WHEREOF, Case New Holland has caused this Note to be signed manually or by facsimile by its duly authorized Officers.

CASE NEW HOLLAND INC.

By:
Name:
Title:

By:
Name:
Title:

Dated: [                    ]

Certificate of Authentication

This is one of the Series A 7 3/4% Senior Notes due 2013 referred to in the within-mentioned Indenture.

THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A., as Trustee

By:
Authorized Signatory

Dated: [                    ]

(REVERSE OF SECURITY)

7 3/4% SENIOR NOTE DUE 2013

1. Interest. Case New Holland Inc., a Delaware corporation (“Case New Holland”), promises to pay interest on the principal amount of this Note at the rate per annum shown above. Interest on the Notes will accrue from the most recent date on which interest has been paid or, if no interest has been paid, from August 17, 20091. Case New Holland will pay interest semi-annually in arrears on each Interest Payment Date, commencing March 1, 20102. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

Case New Holland shall pay interest on overdue principal and on overdue installments of interest (without regard to any applicable grace periods) to the extent lawful from time to time on demand at the rate borne by the Notes.

2. Method of Payment. Case New Holland shall pay interest on the Notes (except defaulted interest) to the Persons who are the registered Holders at the close of business on the February 15 or August 15 immediately preceding the Interest Payment Date (whether or not such day is a Business Day) even if the Notes are cancelled on registration of transfer or registration of exchange after such Record Date. Holders must surrender Notes to a Paying Agent to collect principal payments. Payments of principal and premium, if any, will be made (on presentation of such Notes if in certificated form) in money of the United States that at the time of payment is legal tender for payment of public and private debts; provided, however, that Case New Holland may pay principal, premium, if any, and interest by check payable in such money. Case New Holland may deliver any such interest payment to the Paying Agent or to a Holder at the Holder’s registered address.

3. Paying Agent and Registrar. Initially, The Bank of New York Mellon Trust Company, N.A., a national banking association (the “Trustee”), will act as Paying Agent and Registrar. Case New Holland may change any Paying Agent, Registrar or co-Registrar without notice to the Holders. Neither Case New Holland nor any of its Subsidiaries or Affiliates may act as Paying Agent but may act as Registrar or co-Registrar.

4. Indenture. Case New Holland issued this Note under an Indenture, dated as of August 17, 2009 (the “Indenture”), by and among Case New Holland, the Guarantors and the Trustee. This Note is one of a duly authorized issue of Initial Notes of Case New Holland designated as its Series A 7 3/4% Senior Notes due 2013 (the “Notes”). The Notes include the Initial Notes, the Additional Notes, if any, and the Exchange Notes issued in exchange for the Initial Notes and Additional Notes, if any, pursuant to the Indenture. The Initial Notes and the Exchange Notes are treated as a single class of securities under the Indenture. Capitalized terms herein are used as defined in the Indenture unless otherwise defined herein. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (15 U.S. Code Sections 77aaa-77bbbb) (the “TIA”), as in effect on the date of the Indenture. Notwithstanding anything to the contrary herein, the Notes are subject to all such terms, and Holders are referred to the Indenture and the TIA for a statement of them. The Notes are general unsecured obligations of Case New Holland.

[1]	In the case of Notes issued on the Issue Date.
[2]	In the case of Notes issued on the Issue Date.

5. Redemption.

The Notes will be redeemable, at Case New Holland’s option, in whole at any time or in part from time to time, at a Redemption Price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the Redemption Date, plus the Make-Whole Premium (a “Make-Whole Redemption”).

6. Notice of Redemption. Notice of redemption under paragraph 5 of this Note will be mailed at least 30 days but not more than 60 days before the Redemption Date to each Holder to be redeemed at such Holder’s registered address.

Except as set forth in the Indenture, if monies for the redemption of the Notes called for redemption shall have been deposited with the Paying Agent for redemption on such Redemption Date, then, unless Case New Holland defaults in the payment of such Redemption Price plus accrued interest, if any, the Notes called for redemption will cease to bear interest from and after such Redemption Date and the only right of the Holders of such Notes will be to receive payment of the Redemption Price plus accrued interest, if any.

7. Offers to Purchase. The Indenture provides that upon the occurrence of a Change of Control Triggering Event (as defined in the Indenture), and subject to further limitations contained therein, Case New Holland will make an offer to purchase the Notes in accordance with the procedures set forth in the Indenture.

8. Registration Rights.

(a) Pursuant to the Registration Rights Agreement, Case New Holland will be obligated to consummate an exchange offer pursuant to which the Holder of this Note shall have the right to exchange this Note for a like principal amount of Exchange Notes which have been registered under the Securities Act.

(b) If (i) on or prior to the date that is 225 days following the Issue Date, neither the Exchange Offer Registration Statement (as defined in the Registration Rights Agreement) nor the Shelf Registration Statement (as defined in the Registration Rights Agreement) has been filed with the Commission, (ii) on or prior to the 91st day following the date of the filing of the applicable Registration Statement referred to in clause (i) above, neither the Exchange Offer Registration Statement nor the Shelf Registration Statement has been declared effective, (iii) on or prior to the 121st day after the Exchange Offer Registration Statement is filed, the Registered Exchange Offer (as defined in the Registration Rights Agreement) has not been consummated, (iv) Case New Holland is otherwise required to file a Shelf Registration Statement pursuant to the Registration Rights Agreement, Case New Holland shall fail to file such Shelf Registration Statement within 30 days after it is so required or requested or such Shelf Registration Statement shall not have been declared effective within 90 days of such required filing date, or (v) after either the Exchange Offer Registration Statement or the Shelf Registration Statement has been declared effective, such Registration Statement thereafter ceases to be effective or usable in connection with resales of Notes or Exchange Notes at any time at which it is required to be so effective or usable under the Registration Rights Agreement; provided that no Registration Default (as defined below) under this clause (v) shall have occurred if such Shelf Registration Statement, or, if the Registered Exchange Offer shall have been consummated, such Exchange Offer Registration Statement, ceases to be effective or usable in connection with resales of Notes or Exchange Notes so long as such action is taken upon the occurrence or existence of any pending corporate development or any other material event that, in the reasonable and good faith judgment of Case New Holland, makes it appropriate to suspend the availability of a Shelf Registration Statement or the Exchange Offer Registration Statement, as the case may be, and the related prospectus, in which case, Case New Holland shall give prompt notice (without notice of the nature or details of such events) to the Holders that the availability of such Registration Statement is suspended and, upon actual receipt of any such notice, each Holder agrees not to sell any Notes or Exchange Notes pursuant to the such Registration Statement until receipt of copies of the supplemented or amended prospectus provided for in Section 3(c) of the Registration Rights Agreement, or until it is advised in writing by Case New Holland that the prospectus may be used, and has received copies of any additional or supplemental filings that are incorporated or deemed incorporated by reference in such prospectus; provided further that the period during which the availability of such Registration Statement and any prospectus is suspended shall not exceed 45 days in any three-month period or 90 days in any twelve-month period (each such event referred to in clauses (i) through (v), a “Registration Default”), interest (“Additional Interest”) will accrue on the principal amount of the Notes and the Exchange Notes (in addition to the stated interest on the Notes and Exchange Notes) from and including the date on which any such Registration Default shall occur to but excluding the date on which all Registration Defaults have been cured. Additional Interest will accrue at a rate of 0.25% per annum during the 90-day period immediately following the occurrence of such Registration Default and shall increase by 0.25% per annum at the end of each subsequent 90-day period, but in no event shall such rate exceed 1.0% per annum.

(c) So long as Notes remain outstanding, Case New Holland shall notify the Trustee within five Business Days after each and every date on which an event occurs in respect of which Additional Interest is required to be paid. Any amounts of Additional Interest due pursuant to clauses (b)(i)-(b)(v) above will be payable in cash semi-annually on each March 1 and September 1 (each an “Additional Interest Payment Date”), commencing with the first such date occurring after any such Additional Interest commences to accrue, to Holders to whom regular interest is payable on such Additional Interest Payment Date. The amount of Additional Interest for each Note will be determined by multiplying the applicable rate of Additional Interest by the aggregate principal amount of such Note outstanding on the Additional Interest Payment Date following such Registration Default in the case of the first such payment of Additional Interest with respect to a Registration Default (and thereafter at the next succeeding Additional Interest Payment Date until the cure of such Registration Default), and multiplying the product of the foregoing by a fraction, the numerator of which is the number of days such Additional Interest rate was applicable during such period (determined on the basis of a 360-day year comprised of twelve 30-day months and, in the case of a partial month, the actual number of days elapsed), and the denominator of which is 360.

9. Denominations; Transfer; Exchange. The Notes are in registered form, without coupons, in denominations of $2,000 and integral multiples of $1,000 in excess thereof. A Holder shall register the transfer or exchange of Notes in accordance with the Indenture. The Registrar may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and to pay certain transfer taxes or similar governmental charges payable in connection therewith as permitted by the Indenture. The Registrar need not register the transfer of or exchange of any Notes or portions thereof selected for redemption.

10. Persons Deemed Owners. The registered holder of a Note shall be treated as the owner of it for all purposes.

11. Unclaimed Money. If money for the payment of principal or interest remains unclaimed for two years, the Trustee and the Paying Agent will pay the money back to Case New Holland. After that, Holders entitled to money must look to Case New Holland for payment as general creditors unless an “abandoned property” law designates another person.

12. Legal Defeasance and Covenant Defeasance. If Case New Holland at any time deposits with the Trustee U.S. legal tender or U.S. Government Obligations sufficient to pay the principal of and interest on the Notes to redemption or maturity and complies with the other provisions of the Indenture relating to defeasance, Case New Holland will be discharged from certain provisions of the Indenture and the Notes (including certain covenants, but excluding its obligation to pay the principal of and interest on the Notes).

13. Amendments, Supplements, and Waivers. Subject to certain exceptions, the Indenture or the Notes may be amended or supplemented with the written consent of the Holders of at least a majority in aggregate principal amount of the Notes then outstanding, and any existing Default or Event of Default or noncompliance with any provision may be waived with the written consent of the Holders of a majority in aggregate principal amount of the Notes then outstanding. Without notice to or consent of any Holder, the parties thereto may amend or supplement the Indenture or the Notes to, among other things, cure any ambiguity, defect or inconsistency, provide for uncertificated Notes in addition to or in place of certificated Notes or make any other change that does not adversely affect in any material respect the rights of any Holder.

14. Restrictive Covenants. The Indenture imposes certain limitations on, among other things, CNH Global’s ability and the ability of its Restricted Subsidiaries to incur Secured Funded Debt or enter into certain sale and leaseback transactions, the ability of CNH Global’s Non-Guarantor Restricted Subsidiaries other than Case New Holland to incur additional Funded Debt; and CNH Global and Case New Holland’s ability and the ability of the Subsidiary Guarantors to consolidate, merge, convey, transfer or lease our properties and assets substantially as an entirety. Such limitations are subject to a number of important qualifications and exceptions. CNH Global must annually report to the Trustee on compliance with such limitations.

15. Successor Entity. When a successor entity assumes, in accordance with the Indenture, all the obligations of its predecessor under the Notes and the Indenture, and immediately before and thereafter no Default or Event of Default exists and certain other conditions are satisfied, the predecessor entity will be released from those obligations.

16. Defaults and Remedies. Events of Default are set forth in the Indenture. If an Event of Default (other than an Event of Default specified in Section 6.01(f) or (g)) shall occur and be continuing, the Trustee or the Holders of at least 25% in principal amount of outstanding Notes may declare the principal of, premium, if any, and accrued interest on all the Notes to be due and payable by notice in writing to Case New Holland and (if given by the Holders) the Trustee specifying the respective Events of Default and that it is a “notice of acceleration,” and the same shall become immediately due and payable; provided, however, that after such acceleration but before a judgment or decree based on such acceleration is obtained by the Trustee, the Holders of a majority in aggregate principal amount of the outstanding Notes may rescind and annul such acceleration and its consequences if all existing Events of Default, other than the nonpayment of principal, premium, if any, or interest that has become due solely because of the acceleration, have been cured or waived. No such rescission shall affect any subsequent Default or impair any right consequent thereto. In case an Event of Default specified in Section 6.01(f) or (g) of the Indenture occurs with respect to CNH Global or Case New Holland and is continuing, such principal amount, together with premium, if any, and interest with respect to all of the Notes, shall be due and payable immediately without any declaration or other act on the part of the Trustee or the Holders.

17. Trustee Dealings with Company. The Trustee under the Indenture, in its individual or any other capacity, may make loans to, accept deposits from, and perform services for Case New Holland, and may otherwise deal with Case New Holland, its Subsidiaries or their respective Affiliates as if it were not the Trustee, subject to the TIA.

18. No Recourse Against Others. As more fully described in the Indenture, no director, officer, employee, stockholder or incorporator, as such, of Case New Holland shall have any liability for any obligation of Case New Holland under the Notes or the Indenture or for any claim based on, in respect of or by reason of such obligations or their creation. Each Holder by accepting a Note waives and releases all such liability. Such waiver and release are part of the consideration for the issuance of the Notes.

19. Authentication. This Note shall not be valid until the Trustee or Authenticating Agent manually signs the certificate of authentication on this Note.

20. Governing Law. THIS NOTE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, AS APPLIED TO CONTRACTS MADE AND PERFORMED WITHIN THE STATE OF NEW YORK (INCLUDING, WITHOUT LIMITATION, SECTION 5-1401 OF THE NEW YORK GENERAL OBLIGATIONS LAW OR ANY SUCCESSOR STATUTE). EACH OF THE PARTIES TO THE INDENTURE HAS AGREED TO SUBMIT TO THE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS NOTE.

21. Abbreviations and Defined Terms. Customary abbreviations may be used in the name of a Holder or an assignee, such as: TEN COM (= tenants in common), TEN ENT (= tenants by the entireties), JT TEN (= joint tenants with right of survivorship and not as tenants in common), CUST (= Custodian), and U/G/M/A (= Uniform Gifts to Minors Act).

22. CUSIP Numbers. Pursuant to a recommendation promulgated by the Committee on Uniform Security Identification Procedures, Case New Holland has caused CUSIP numbers to be printed on the Notes as a convenience to the Holders. No representation is made as to the accuracy of such numbers as printed on the Notes and reliance may be placed only on the other identification numbers printed hereon.

23. Indenture. Each Holder, by accepting a Note, agrees to be bound by all of the terms and provisions of the Indenture, as the same may be amended from time to time.

Case New Holland will furnish to any Holder upon written request and without charge a copy of the Indenture. Requests may be made to: Case New Holland Inc., Attention: General Counsel, 6900 Veterans Boulevard, Burr Ridge, Illinois 60527-7111, (630) 887-3766.

FORM OF GUARANTEE

Each Guarantor (capitalized terms used herein have the meanings given such terms in the Indenture referred to in the Note upon which this notation is endorsed) hereby unconditionally, jointly and severally, guarantees (such guarantee being referred to herein as the “Guarantee”) the due and punctual payment of the principal of, premium, if any, and interest on the Notes, whether at maturity, by acceleration or otherwise, the due and punctual payment of interest on the overdue principal, premium and interest on the Notes, and the due and punctual performance of all other obligations of Case New Holland to the Holders or the Trustee, all in accordance with the terms set forth in Article 10 of the Indenture.

The terms of this Guarantee include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (15 U.S. Code Sections 77aaa-77bbbb), as in effect on the date of the Indenture. For the avoidance of doubt, the terms of Article 10 of the Indenture are incorporated by reference into this Guarantee as if set forth herein.

This Guarantee shall not be valid or obligatory for any purpose until the certificate of authentication on the Notes upon which this Guarantee is noted shall have been executed by the Trustee under the Indenture by the manual signature of one of its authorized officers.

This Guarantee shall be governed by and construed in accordance with the laws of the State of New York.

This Guarantee is subject to release upon the terms set forth in the Indenture.

[ ]

By:
Name:
Title:

ASSIGNMENT FORM

If you the Holder want to assign this Note, fill in the form below and have your signature guaranteed:

I or we assign and transfer this Note to:

(Print or type name, address and zip code and

social security or tax ID number of assignee)

and irrevocably appoint	,
agent to transfer this Note on the books of Case New Holland. The agent may substitute another to act for him.

Date:	Signed:
(Sign exactly as your name appears on the other side of this Note)

Medallion Guarantee:

Signatures must be guaranteed by an “eligible guarantor institution” meeting the requirements of the Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program (“STAMP”) or such other “signature guarantee program” as may be determined by the Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

[OPTION OF HOLDER TO ELECT PURCHASE]

If you want to elect to have this Note purchased by Case New Holland pursuant to Section 4.07 of the Indenture, check the following box:

Section 4.07 ☐

If you want to elect to have only part of this Note purchased by Case New Holland pursuant to Section 4.07 of the Indenture, state the amount you elect to have purchased:

$

Date:
NOTICE: The signature on this assignment must correspond with the name as it appears upon the face of the within Note in every particular without alteration or enlargement or any change whatsoever and be guaranteed by the endorser’s bank or broker.

Medallion Guarantee:

Signatures must be guaranteed by an “eligible guarantor institution” meeting the requirements of the Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program (“STAMP”) or such other “signature guarantee program” as may be determined by the Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

EXHIBIT B

[Insert the Private Placement Legend and/or the Global Note Legend as applicable]

CUSIP No.:

CASE NEW HOLLAND INC.

SERIES B 7 3/4% SENIOR NOTE DUE 2013

No.	$

CASE NEW HOLLAND INC., a Delaware corporation (the “Company,” which term includes any successor entity), for value received promises to pay to CEDE & CO. or registered assigns, the principal sum of              DOLLARS on September 1, 2013

Interest Payment Dates: March 1 and September 1, commencing March 1, 2010.

Record Dates: February 15 and August 15.

Reference is made to the further provisions of this Note contained herein and the Indenture (as defined), which will for all purposes have the same effect as if set forth at this place.

IN WITNESS WHEREOF, Case New Holland has caused this Note to be signed manually or by facsimile by its duly authorized officers.

CASE NEW HOLLAND INC.

By:
Name:
Title:

By:
Name:
Title:

Dated: [                    ]

Certificate of Authentication

This is one of the Series B 7 3/4% Senior Notes due 2013 referred to in the within-mentioned Indenture.

THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A., As Trustee

By:
Authorized Signatory

Dated: [                    ]

(REVERSE OF SECURITY)

7 3/4% SENIOR NOTE DUE 2013

1. Interest. Case New Holland Inc., a Delaware corporation (“Case New Holland”), promises to pay interest on the principal amount of this Note at the rate per annum shown above. Interest on the Notes will accrue from the most recent date on which interest has been paid or, if no interest has been paid, from August 17, 20093. Case New Holland will pay interest semi-annually in arrears on each Interest Payment Date, commencing March 1, 20104. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

Case New Holland shall pay interest on overdue principal and on overdue installments of interest (without regard to any applicable grace periods) to the extent lawful from time to time on demand at the rate borne by the Notes.

2. Method of Payment. Case New Holland shall pay interest on the Notes (except defaulted interest) to the Persons who are the registered Holders at the close of business on the February 15 or August 15 immediately preceding the Interest Payment Date (whether or not such day is a Business Day) even if the Notes are cancelled on registration of transfer or registration of exchange after such Record Date. Holders must surrender Notes to a Paying Agent to collect principal payments. Payments of principal and premium, if any, will be made (on presentation of such Notes if in certificated form) in money of the United States that at the time of payment is legal tender for payment of public and private debts; provided, however, that Case New Holland may pay principal, premium, if any, and interest by check payable in such money. Case New Holland may deliver any such interest payment to the Paying Agent or to a Holder at the Holder’s registered address.

3. Paying Agent and Registrar. Initially, The Bank of New York Mellon Trust Company, N.A., a national banking association (the “Trustee”), will act as Paying Agent and Registrar. Case New Holland may change any Paying Agent, Registrar or co-Registrar without notice to the Holders. Neither Case New Holland nor any of its Subsidiaries or Affiliates may act as Paying Agent but may act as Registrar or co-Registrar.

4. Indenture. Case New Holland issued this Note under an Indenture, dated as of August 17, 2009 (the “Indenture”), by and among Case New Holland, the Guarantors and the Trustee. This Note is one of a duly authorized issue of Initial Notes of Case New Holland designated as its Series B 7 3/4% Senior Notes due 2013 (the “Notes”). The Notes include the Initial Notes, the Additional Notes, if any, and the Exchange Notes issued in exchange for the Initial Notes and any Additional Notes pursuant to the Indenture. The Initial Notes, Additional Notes, if any, and the Exchange Notes are treated as a single class of securities under the Indenture. Capitalized terms herein are used as defined in the Indenture unless otherwise defined herein. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (15 U.S. Code Sections 77aaa-77bbbb) (the “TIA”), as in effect on the date of the Indenture. Notwithstanding anything to the contrary herein, the Notes are subject to all such terms, and Holders are referred to the Indenture and the TIA for a statement of them. The Notes are general unsecured obligations of Case New Holland.

[3]	In the case of Notes issued on the Issue Date.
[4]	In the case of Notes issued on the Issue Date.

5. Redemption.

The Notes will be redeemable, at Case New Holland’s option, in whole at any time or in part from time to time, at a Redemption Price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the Redemption Date, plus the Make-Whole Premium (a “Make-Whole Redemption”).

6. Notice of Redemption. Notice of redemption under paragraphs 5(a) and 5(b) of this Note will be mailed at least 30 days but not more than 60 days before the Redemption Date to each Holder to be redeemed at such Holder’s registered address.

Except as set forth in the Indenture, if monies for the redemption of the Notes called for redemption shall have been deposited with the Paying Agent for redemption on such Redemption Date, then, unless Case New Holland defaults in the payment of such Redemption Price plus accrued interest, if any, the Notes called for redemption will cease to bear interest from and after such Redemption Date and the only right of the Holders of such Notes will be to receive payment of the Redemption Price plus accrued interest, if any.

7. Offers to Purchase. The Indenture provides that upon the occurrence of a Change of Control Triggering Event (as defined in the Indenture), and subject to further limitations contained therein, Case New Holland will make an offer to purchase the Notes in accordance with the procedures set forth in the Indenture.

8. Registration Rights.

(a) Pursuant to the Registration Rights Agreement, Case New Holland will be obligated to consummate an exchange offer pursuant to which the Holder of this Note shall have the right to exchange this Note for a like principal amount of Exchange Notes, which have been registered under the Securities Act.

(b) If (i) on or prior to the date that is 225 days following the Issue Date, neither the Exchange Offer Registration Statement (as defined in the Registration Rights Agreement) nor the Shelf Registration Statement (as defined in the Registration Rights Agreement) has been filed with the Commission, (ii) on or prior to the 91st day following the date of the filing of the applicable Registration Statement referred to in clause (i) above, neither the Exchange Offer Registration Statement nor the Shelf Registration Statement has been declared effective, (iii) on or prior to the 121st day after the Exchange Offer Registration Statement is filed, the Registered Exchange Offer (as defined in the Registration Rights Agreement) has not been consummated, (iv) Case New Holland is otherwise required to file a Shelf Registration Statement pursuant to the Registration Rights Agreement, Case New Holland shall fail to file such Shelf Registration Statement within 30 days after it is so required or requested or such Shelf Registration Statement shall not have been declared effective within 90 days of such required filing date, or (v) after either the Exchange Offer Registration Statement or the Shelf Registration Statement has been declared effective, such Registration Statement thereafter ceases to be effective or usable in connection with resales of Notes or Exchange Notes at any time at which it is required to be so effective or usable under the Registration Rights Agreement; provided that no Registration Default (as defined below) under this clause (v) shall have occurred if such Shelf Registration Statement, or, if the Registered Exchange Offer shall have been consummated, such Exchange Offer Registration Statement, ceases to be effective or usable in connection with resales of Notes or Exchange Notes so long as such action is taken upon the occurrence or existence of any pending corporate development or any other material event that, in the reasonable and good faith judgment of Case New Holland, makes it appropriate to suspend the availability of a Shelf Registration Statement or the Exchange Offer Registration Statement, as the case may be, and the related prospectus, in which case, Case New Holland shall give prompt notice (without notice of the nature or details of such events) to the Holders that the availability of such Registration Statement is suspended and, upon actual receipt of any such notice, each Holder agrees not to sell any Notes or Exchange Notes pursuant to the such Registration Statement until receipt of copies of the supplemented or amended prospectus provided for in Section 3(c) of the Registration Rights Agreement, or until it is advised in writing by Case New Holland that the prospectus may be used, and has received copies of any additional or supplemental filings that are incorporated or deemed incorporated by reference in such prospectus; provided further that the period during which the availability of such Registration Statement and any prospectus is suspended shall not exceed 45 days in any three-month period or 90 days in any twelve-month period (each such event referred to in clauses (i) through (v), a “Registration Default”), interest (“Additional Interest”) will accrue on the principal amount of the Notes and the Exchange Notes (in addition to the stated interest on the Notes and Exchange Notes) from and including the date on which any such Registration Default shall occur to but excluding the date on which all Registration Defaults have been cured. Additional Interest will accrue at a rate of 0.25% per annum during the 90-day period immediately following the occurrence of such Registration Default and shall increase by 0.25% per annum at the end of each subsequent 90-day period, but in no event shall such rate exceed 1.0% per annum.

(c) So long as Notes remain outstanding, Case New Holland shall notify the Trustee within five Business Days after each and every date on which an event occurs in respect of which Additional Interest is required to be paid. Any amounts of Additional Interest due pursuant to clauses (b)(i)-(b)(v) above will be payable in cash semi-annually on each March 1 and September 1 (each an “Additional Interest Payment Date”), commencing with the first such date occurring after any such Additional Interest commences to accrue, to Holders to whom regular interest is payable on such Additional Interest Payment Date. The amount of Additional Interest for each Note will be determined by multiplying the applicable rate of Additional Interest by the aggregate principal amount of such Note outstanding on the Additional Interest Payment Date following such Registration Default in the case of the first such payment of Additional Interest with respect to a Registration Default (and thereafter at the next succeeding Additional Interest Payment Date until the cure of such Registration Default), and multiplying the product of the foregoing by a fraction, the numerator of which is the number of days such Additional Interest rate was applicable during such period (determined on the basis of a 360-day year comprised of twelve 30-day months and, in the case of a partial month, the actual number of days elapsed), and the denominator of which is 360.

9. Denominations; Transfer; Exchange. The Notes are in registered form, without coupons, in denominations of $2,000 and integral multiples of $1,000 in excess thereof. A Holder shall register the transfer or exchange of Notes in accordance with the Indenture. The Registrar may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and to pay certain transfer taxes or similar governmental charges payable in connection therewith as permitted by the Indenture. The Registrar need not register the transfer of or exchange of any Notes or portions thereof selected for redemption.

10. Persons Deemed Owners. The registered holder of a Note shall be treated as the owner of it for all purposes.

11. Unclaimed Money. If money for the payment of principal or interest remains unclaimed for two years, the Trustee and the Paying Agent will pay the money back to Case New Holland. After that, Holders entitled to money must look to Case New Holland for payment as general creditors unless an “abandoned property” law designates another person.

12. Legal Defeasance and Covenant Defeasance. If Case New Holland at any time deposits with the Trustee U.S. legal tender or U.S. Government Obligations sufficient to pay the principal of and interest on the Notes to redemption or maturity and complies with the other provisions of the Indenture relating to defeasance, Case New Holland will be discharged from certain provisions of the Indenture and the Notes (including certain covenants, but excluding its obligation to pay the principal of and interest on the Notes).

13. Amendments, Supplements, and Waivers. Subject to certain exceptions, the Indenture or the Notes may be amended or supplemented with the written consent of the Holders of at least a majority in aggregate principal amount of the Notes then outstanding, and any existing Default or Event of Default or noncompliance with any provision may be waived with the written consent of the Holders of a majority in aggregate principal amount of the Notes then outstanding. Without notice to or consent of any Holder, the parties thereto may amend or supplement the Indenture or the Notes to, among other things, cure any ambiguity, defect or inconsistency, provide for uncertificated Notes in addition to or in place of certificated Notes or make any other change that does not adversely affect in any material respect the rights of any Holder.

14. Restrictive Covenants. The Indenture imposes certain limitations on, among other things, CNH Global’s ability and the ability of its Restricted Subsidiaries to incur Secured Funded Debt or enter into certain sale and leaseback transactions, the ability of CNH Global’s Non-Guarantor Restricted Subsidiaries other than Case New Holland to incur additional Funded Debt; and CNH Global and Case New Holland’s ability and the ability of the Subsidiary Guarantors to consolidate, merge, convey, transfer or lease our properties and assets substantially as an entirety. Such limitations are subject to a number of important qualifications and exceptions. CNH Global must annually report to the Trustee on compliance with such limitations.

15. Successor Entity. When a successor entity assumes, in accordance with the Indenture, all the obligations of its predecessor under the Notes and the Indenture, and immediately before and thereafter no Default or Event of Default exists and certain other conditions are satisfied, the predecessor entity will be released from those obligations.

16. Defaults and Remedies. Events of Default are set forth in the Indenture. If an Event of Default (other than an Event of Default specified in Section 6.01(f) or (g)) shall occur and be continuing, the Trustee or the Holders of at least 25% in principal amount of outstanding Notes may declare the principal of, premium, if any, and accrued interest on all the Notes to be due and payable by notice in writing to Case New Holland and (if given by the Holders) the Trustee specifying the respective Events of Default and that it is a “notice of acceleration,” and the same shall become immediately due and payable; provided, however, that after such acceleration but before a judgment or decree based on such acceleration is obtained by the Trustee, the Holders of a majority in aggregate principal amount of the outstanding Notes may rescind and annul such acceleration and its consequences if all existing Events of Default, other than the nonpayment of principal, premium, if any, or interest that has become due solely because of the acceleration, have been cured or waived. No such rescission shall affect any subsequent Default or impair any right consequent thereto. In case an Event of Default specified in Section 6.01(f) or (g) of the Indenture occurs with respect to CNH Global or Case New Holland and is continuing, such principal amount, together with premium, if any, and interest with respect to all of the Notes, shall be due and payable immediately without any declaration or other act on the part of the Trustee or the Holders.

17. Trustee Dealings with Company. The Trustee under the Indenture, in its individual or any other capacity, may make loans to, accept deposits from, and perform services for Case New Holland, and may otherwise deal with Case New Holland, its Subsidiaries or their respective Affiliates as if it were not the Trustee, subject to the TIA.

18. No Recourse Against Others. As more fully described in the Indenture, no director, officer, employee, stockholder or incorporator, as such, of Case New Holland shall have any liability for any obligation of Case New Holland under the Notes or the Indenture or for any claim based on, in respect of or by reason of such obligations or their creation. Each Holder by accepting a Note waives and releases all such liability. Such waiver and release are part of the consideration for the issuance of the Notes.

19. Authentication. This Note shall not be valid until the Trustee or Authenticating Agent manually signs the certificate of authentication on this Note.

20. Governing Law. THIS NOTE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, AS APPLIED TO CONTRACTS MADE AND PERFORMED WITHIN THE STATE OF NEW YORK (INCLUDING, WITHOUT LIMITATION, SECTION 5-1401 OF THE NEW YORK GENERAL OBLIGATIONS LAW OR ANY SUCCESSOR STATUTE). EACH OF THE PARTIES TO THE INDENTURE HAS AGREED TO SUBMIT TO THE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS NOTE.

21. Abbreviations and Defined Terms. Customary abbreviations may be used in the name of a Holder or an assignee, such as: TEN COM (= tenants in common), TEN ENT (= tenants by the entireties), JT TEN (= joint tenants with right of survivorship and not as tenants in common), CUST (= Custodian), and U/G/M/A (= Uniform Gifts to Minors Act).

22. CUSIP Numbers. Pursuant to a recommendation promulgated by the Committee on Uniform Security Identification Procedures, Case New Holland has caused CUSIP numbers to be printed on the Notes as a convenience to the Holders. No representation is made as to the accuracy of such numbers as printed on the Notes and reliance may be placed only on the other identification numbers printed hereon.

23. Indenture. Each Holder, by accepting a Note, agrees to be bound by all of the terms and provisions of the Indenture, as the same may be amended from time to time.

Case New Holland will furnish to any Holder upon written request and without charge a copy of the Indenture, which has the text of this Note in larger type. Requests may be made to: Case New Holland Inc., Attention: General Counsel, 6900 Veterans Boulevard, Burr Ridge, Illinois 60527-7111, (630) 877-3766.

FORM OF GUARANTEE

Each Guarantor (capitalized terms used herein have the meanings given such terms in the Indenture referred to in the Note upon which this notation is endorsed) hereby, jointly and severally, unconditionally guarantees (such guarantee being referred to herein as the “Guarantee”) the due and punctual payment of the principal of, premium, if any, and interest on the Notes, whether at maturity, by acceleration or otherwise, the due and punctual payment of interest on the overdue principal, premium and interest on the Notes, and the due and punctual performance of all other obligations of Case New Holland to the Holders or the Trustee, all in accordance with the terms set forth in Article 10 of the Indenture.

The terms of this Guarantee include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (15 U.S. Code Sections 77aaa-77bbbb), as in effect on the date of the Indenture. For the avoidance of doubt, the terms of Article 10 of the Indenture are incorporated by reference into this Guarantee as if set forth herein.

This Guarantee shall not be valid or obligatory for any purpose until the certificate of authentication on the Notes upon which this Guarantee is noted shall have been executed by the Trustee under the Indenture by the manual signature of one of its authorized officers.

This Guarantee shall be governed by and construed in accordance with the laws of the State of New York.

This Guarantee shall cease to be of further force and effect and may be released upon the terms set forth in the Indenture.

[ ]

By:
Name:
Title:

ASSIGNMENT FORM

If you the Holder want to assign this Note, fill in the form below and have your signature guaranteed:

I or we assign and transfer this Note to:

(Print or type name, address and zip code and

social security or tax ID number of assignee)

and irrevocably appoint	,
agent to transfer this Note on the books of Case New Holland. The agent may substitute another to act for him.

Date:	Signed:
(Sign exactly as your name appears on the other side of this Note)

Medallion Guarantee:

Signatures must be guaranteed by an “eligible guarantor institution” meeting the requirements of the Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program (“STAMP”) or such other “signature guarantee program” as may be determined by the Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

[OPTION OF HOLDER TO ELECT PURCHASE]

If you want to elect to have this Note purchased by Case New Holland pursuant to Section 4.07 of the Indenture, check the following box:

Section 4.07 ☐

If you want to elect to have only part of this Note purchased by Case New Holland pursuant to Section 4.07 of the Indenture, state the amount you elect to have purchased:

$

Date:
NOTICE: The signature on this assignment must correspond with the name as it appears upon the face of the within Note in every particular without alteration or enlargement or any change whatsoever and be guaranteed by the endorser’s bank or broker.

Medallion Guarantee:

Signatures must be guaranteed by an “eligible guarantor institution” meeting the requirements of the Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program (“STAMP”) or such other “signature guarantee program” as may be determined by the Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

EXHIBIT C

Certificate to Be Delivered upon Exchange

or Registration of Transfer of Notes

The Bank of New York Mellon Trust Company, N.A.

2 North LaSalle Street, Suite 1020

Chicago, Illinois 60602

Attention: Global Corporate Trust

Re:	Case New Holland Inc. (“Case New Holland”)
7 3/4% Senior Notes due 2013 (the “Notes”)

                                     (the “Transferor”) owns and proposes to transfer the Note[s] or interest in such Note[s] specified in Annex A hereto, in the principal amount of $             in such Note[s] or interests (the “Transfer”), to                      (the “Transferee”), as further specified in Annex A hereto. In connection with the Transfer, the Transferor hereby certifies that:

[CHECK ALL THAT APPLY]

1.	☐	CHECK IF TRANSFEREE WILL TAKE DELIVERY OF A BENEFICIAL INTEREST IN THE 144A GLOBAL NOTE OR A CERTIFICATED NOTE PURSUANT TO RULE 144A. The Transfer is being effected pursuant to and in accordance with Rule 144A under the United States Securities Act of 1933, as amended (the “Securities Act”), and, accordingly, the Transferor hereby further certifies that the beneficial interest or Certificated Note is being transferred to a Person that the Transferor reasonably believed and believes is purchasing the beneficial interest or Certificated Note for its own account, or for one or more accounts with respect to which such Person exercises sole investment discretion, and such Person and each such account is a “qualified institutional buyer” within the meaning of Rule 144A in a transaction meeting the requirements of Rule 144A and such Transfer is in compliance with any applicable “Blue Sky” securities laws of any state of the United States. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Certificated Note will be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the 144A Global Note and/or the Certificated Note and in the Indenture and the Securities Act.

2.	☐	CHECK IF TRANSFEREE WILL TAKE DELIVERY OF A BENEFICIAL INTEREST IN THE REGULATION S GLOBAL NOTE OR A CERTIFICATED NOTE PURSUANT TO REGULATION S. The Transfer is being effected pursuant to and in accordance with Rule 903 or Rule 904 of Regulation S under the Securities Act and, accordingly, the Transferor hereby further certifies that (i) the Transfer is not being made to a Person in the United States and (x) at the time the buy order was originated, the Transferee was outside the United States or such Transferor and any Person acting on its behalf reasonably believed and believes that the Transferee was outside the United States or (y) the transaction was executed in, on or through the facilities of a designated offshore securities market and neither such Transferor nor any Person acting on its behalf knows that the transaction was prearranged with a buyer in the United States, (ii) no directed selling efforts have been made in contravention of the requirements of Rule 903(b) or Rule 904(b) of Regulation S under the Securities Act, (iii) the transaction is not part of a plan or scheme to evade the registration requirements of the Securities Act and (iv) if the proposed transfer is being made prior to the expiration of the Restricted Period, the transfer is not being made to a U.S. Person or for the account or benefit of a U.S. Person (other than an Initial Purchaser). Upon consummation of the proposed transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Certificated Note will be subject to the restrictions on Transfer enumerated in the Private Placement Legend printed on the Regulation S Global Note and/or the Certificated Note and in the Indenture and the Securities Act.

3.	☐	CHECK AND COMPLETE IF TRANSFEREE WILL TAKE DELIVERY OF A BENEFICIAL INTEREST IN A CERTIFICATED NOTE PURSUANT TO ANY PROVISION OF THE SECURITIES ACT OTHER THAN RULE 144A OR REGULATION S. The Transfer is being effected in compliance with the transfer restrictions applicable to beneficial interests in Restricted Global Notes and Restricted Certificated Notes and pursuant to and in accordance with the Securities Act and any applicable blue sky securities laws of any state of the United States, and accordingly the Transferor hereby further certifies that (check one):

		(a)	☐	such Transfer is being effected pursuant to and in accordance with Rule 144 under the Securities Act; or

		(b)	☐	or such Transfer is being effected to Case New Holland or a subsidiary thereof; or

		(c)	☐	such Transfer is being effected pursuant to an effective registration statement under the Securities Act and in compliance with the prospectus delivery requirements of the Securities Act.

4.	☐	CHECK IF TRANSFEREE WILL TAKE DELIVERY OF A BENEFICIAL INTEREST IN AN UNRESTRICTED GLOBAL NOTE OR OF AN UNRESTRICTED CERTIFICATED NOTE.

		(a)	☐	CHECK IF TRANSFER IS PURSUANT TO RULE 144. (i) The Transfer is being effected pursuant to and in accordance with Rule 144 under the Securities Act and in compliance with the transfer restrictions contained in the Indenture and any applicable blue sky securities laws of any state of the United States and (ii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Certificated Note will no longer be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Global Notes, on Restricted Certificated Notes and in the Indenture.

		(b)	☐	CHECK IF TRANSFER IS PURSUANT TO REGULATION S. (i) The Transfer is being effected pursuant to and in accordance with Rule 903 or Rule 904 of Regulation S under the Securities Act and in compliance with the transfer restrictions contained in the Indenture and any applicable blue sky securities laws of any state of the United States and (ii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Certificated Note will no longer be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Global Notes, on Restricted Certificated Notes and in the Indenture.

(c)	☐	CHECK IF TRANSFER IS PURSUANT TO OTHER EXEMPTION. (i) The Transfer is being effected pursuant to and in compliance with an exemption from the registration requirements of the Securities Act other than Rule 144, Rule 903 or Rule 904 of Regulation S and in compliance with the transfer restrictions contained in the Indenture and any applicable blue sky securities laws of any State of the United States and (ii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Certificated Note will not be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Global Notes or Restricted Certificated Notes and in the Indenture.

This certificate and the statements contained herein are made for your benefit and the benefit of Case New Holland.

[Insert Name of Transferor]

By:
Name:
Title:

Dated:

ANNEX A TO CERTIFICATE OF TRANSFER

1.	The Transferor owns and proposes to transfer the following:

[CHECK ONE OF (a) OR (b)]

	(a)	☐	a beneficial interest in the:

		(i)	☐	144A Global Note (CUSIP ), or

		(ii)	☐	Regulation S Global Note (CUSIP ), or

	(b)	☐	a Restricted Certificated Note.

2.	After the Transfer the Transferee will hold:

[CHECK ONE]

	(a)	☐	a beneficial interest in the:

		(i)	☐	144A Global Note (CUSIP ), or

		(ii)	☐	Regulation S Global Note (CUSIP ), or

		(iii)	☐	Unrestricted Global Note (CUSIP ), or

	(b)	☐	a Restricted Certificated Note; or

	(c)	☐	an Unrestricted Certificated Note, in accordance with the terms of the Indenture.

EXHIBIT D

FORM OF CERTIFICATE OF EXCHANGE

The Bank of New York Mellon Trust Company, N.A.

2 North LaSalle Street, Suite 1020

Chicago, IL 60602

Attention: Global Corporate Trust

Re: Case New Holland Inc., 7 3/4% Senior Notes due 2013

(CUSIP                     )

Reference is hereby made to the Indenture, dated as of August 17, 2009 (the “Indenture”), among Case New Holland Inc., as issuer (the “Company”), the Guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as trustee. Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture.

                                 (the “Owner”) owns and proposes to exchange the Note[s] or interest in such Note[s] specified herein, in the principal amount of $            in such Note[s] or interests (the “Exchange”). In connection with the Exchange, the Owner hereby certifies that:

1. EXCHANGE OF RESTRICTED CERTIFICATED NOTES OR BENEFICIAL INTERESTS IN A RESTRICTED GLOBAL NOTE FOR UNRESTRICTED CERTIFICATED NOTES OR BENEFICIAL INTERESTS IN AN UNRESTRICTED GLOBAL NOTE.

(a) ☐ CHECK IF EXCHANGE IS FROM BENEFICIAL INTEREST IN A RESTRICTED GLOBAL NOTE TO BENEFICIAL INTEREST IN AN UNRESTRICTED GLOBAL NOTE. In connection with the Exchange of the Owner’s beneficial interest in a Restricted Global Note for a beneficial interest in an Unrestricted Global Note in an equal principal amount, the Owner hereby certifies (i) the beneficial interest is being acquired for the Owner’s own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to the Global Notes and pursuant to and in accordance with the United States Securities Act of 1933, as amended (the “Securities Act”), (iii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act and (iv) the beneficial interest in an Unrestricted Global Note is being acquired in compliance with any applicable blue sky securities laws of any state of the United States.

(b) ☐ CHECK IF EXCHANGE IS FROM BENEFICIAL INTEREST IN A RESTRICTED GLOBAL NOTE TO UNRESTRICTED CERTIFICATED NOTE. In connection with the Exchange of the Owner’s beneficial interest in a Restricted Global Note for an Unrestricted Certificated Note, the Owner hereby certifies (i) the Certificated Note is being acquired for the Owner’s own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to the Restricted Global Notes and pursuant to and in accordance with the Securities Act, (iii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act and (iv) the Certificated Note is being acquired in compliance with any applicable blue sky securities laws of any state of the United States.

(c) ☐ CHECK IF EXCHANGE IS FROM RESTRICTED CERTIFICATED NOTE TO BENEFICIAL INTEREST IN AN UNRESTRICTED GLOBAL NOTE. In connection with the Owner’s Exchange of a Restricted Certificated Note for a beneficial interest in an Unrestricted Global Note, the Owner hereby certifies (i) the beneficial interest is being acquired for the Owner’s own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to Restricted Certificated Notes and pursuant to and in accordance with the Securities Act, (iii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act and (iv) the beneficial interest is being acquired in compliance with any applicable blue sky securities laws of any state of the United States.

(d) ☐ CHECK IF EXCHANGE IS FROM RESTRICTED CERTIFICATED NOTE TO UNRESTRICTED CERTIFICATED NOTE. In connection with the Owner’s Exchange of a Restricted Certificated Note for an Unrestricted Certificated Note, the Owner hereby certifies (i) the Unrestricted Certificated Note is being acquired for the Owner’s own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to Restricted Certificated Notes and pursuant to and in accordance with the Securities Act, (iii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act and (iv) the Unrestricted Certificated Note is being acquired in compliance with any applicable blue sky securities laws of any state of the United States.

2. EXCHANGE OF RESTRICTED CERTIFICATED NOTES OR BENEFICIAL INTERESTS IN RESTRICTED GLOBAL NOTES FOR RESTRICTED CERTIFICATED NOTES OR BENEFICIAL INTERESTS IN RESTRICTED GLOBAL NOTES.

(a) ☐ CHECK IF EXCHANGE IS FROM BENEFICIAL INTEREST IN A RESTRICTED GLOBAL NOTE TO RESTRICTED CERTIFICATED NOTE. In connection with the Exchange of the Owner’s beneficial interest in a Restricted Global Note for a Restricted Certificated Note with an equal principal amount, the Owner hereby certifies that the Restricted Certificated Note is being acquired for the Owner’s own account without transfer. Upon consummation of the proposed Exchange in accordance with the terms of the Indenture, the Restricted Certificated Note issued will continue to be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Certificated Note and in the Indenture and the Securities Act.

(b) ☐ CHECK IF EXCHANGE IS FROM RESTRICTED CERTIFICATED NOTE TO BENEFICIAL INTEREST IN A RESTRICTED GLOBAL NOTE. In connection with the Exchange of the Owner’s Restricted Certificated Note for a beneficial interest in the [CHECK ONE]          144A Global Note,          Regulation S Global Note with an equal principal

amount, the Owner hereby certifies (i) the beneficial interest is being acquired for the Owner’s own account without transfer and (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to the Restricted Global Notes and pursuant to and in accordance with the Securities Act, and in compliance with any applicable blue sky securities laws of any state of the United States. Upon consummation of the proposed Exchange in accordance with the terms of the Indenture, the beneficial interest issued will be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the relevant Restricted Global Note and in the Indenture and the Securities Act.

This certificate and the statements contained herein are made for your benefit and the benefit of Case New Holland.

[Insert Name of Transferor]

By:
Name:
Title:

Dated:

EXHIBIT E

Form of Supplemental Indenture

SUPPLEMENTAL INDENTURE (this “Supplemental Indenture”), dated as of [                    ], among [                    ] (the “New Guarantor”), a subsidiary of CNH Global N.V. (or its successor), a Netherlands corporation (“CNH Global”), Case New Holland Inc. (or its successor), a Delaware corporation (“Case New Holland”), the Guarantors (the “Existing Guarantors”) under the Indenture referred to below, and The Bank of New York Mellon Trust Company, N.A., as trustee under the Indenture referred to below (the “Trustee”).

W I T N E S S E T H :

WHEREAS Case New Holland has heretofore executed and delivered to the Trustee an Indenture (as such may be amended from time to time, the “Indenture”), dated as of August 17, 2009, providing for the issuance of its 7 3/4% Senior Notes due 2013 (the “Notes”);

WHEREAS under certain circumstances Case New Holland is required to cause the New Guarantor to execute and deliver to the Trustee a supplemental indenture pursuant to which the New Guarantor shall unconditionally guarantee all of Case New Holland’s obligations under the Notes pursuant to a Guarantee on the terms and conditions set forth herein; and

WHEREAS pursuant to Section 8.01 of the Indenture, the Trustee, Case New Holland and the Existing Guarantors are authorized to execute and deliver this Supplemental Indenture;

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the New Guarantor, Case New Holland, the Existing Guarantors and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders as follows:

1. Definitions.

(a) Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

(b) For all purposes of this Supplemental Indenture, except as otherwise herein expressly provided or unless the context otherwise requires: (i) the terms and expressions used herein shall have the same meanings as corresponding terms and expressions used in the Indenture; and (ii) the words “herein,” “hereof” and “hereby” and other words of similar import used in this Supplemental Indenture refer to this Supplemental Indenture as a whole and not to any particular section hereof.

2. Agreement to Guarantee. The New Guarantor hereby agrees, jointly and severally with all other Guarantors, to guarantee Case New Holland’s obligations under the Notes on the terms and subject to the conditions set forth in Article 10 of the Indenture and to be bound by all other applicable provisions of the Indenture. From and after the date hereof, the New Guarantor shall be a Guarantor for all purposes under the Indenture and the Notes.

3. Ratification of Indenture; Supplemental Indentures Part of Indenture. Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder heretofore or hereafter authenticated and delivered shall be bound hereby.

4. Governing Law. THIS SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, AS APPLIED TO CONTRACTS MADE AND PERFORMED WITHIN THE STATE OF NEW YORK (INCLUDING, WITHOUT LIMITATION, SECTION 5-1401 OF THE NEW YORK GENERAL OBLIGATIONS LAW OR ANY SUCCESSOR STATUTE). EACH OF THE PARTIES HERETO AGREES TO SUBMIT TO THE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS SUPPLEMENTAL INDENTURE.

5. Trustee Makes No Representation. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Supplemental Indenture or for or in respect of the recitals contained herein, all of which are made solely by Case New Holland.

6. Multiple Counterparts. The parties may sign multiple counterparts of this Supplemental Indenture. Each signed counterpart shall be deemed an original, but all of them together represent one and the same agreement.

7. Headings. The headings of this Supplemental Indenture have been inserted for convenience of reference only, are not to be considered a part hereof, and shall in no way modify or restrict any of the terms or provisions hereof.

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date and year first above written.

[NEW GUARANTOR]

By:
Name:
Title:

By:
Name:
Title:

CASE NEW HOLLAND INC.

By:
Name:
Title:

By:
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EXISTING GUARANTORS:

By:
Name:
Title:

By:
Name:
Title:

THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A., as Trustee

By:
Name:
Title:

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